SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A. C.N.P.J. nº 42.150.391/0001-70 N.I.R.E. 29300006939 Publicly-held company MANAGEMENT'S PROPOSAL TO THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A. TO BE HELD ON MAY 28, 2026 Dear Shareholders, The Management of Braskem S.A. ("Company" or "Braskem") hereby presents the Management Proposal ("Proposal") with respect to the matters on the agenda of Braskem's Extraordinary General Meeting, to be held on May 28, 2026, at 3:00 p.m., in exclusively digital form, pursuant to Article 5, paragraph 2, item I and Article 28, Paragraphs 1, 2 and 3 of Resolution of the Brazilian Securities and Exchange Commission ("CVM") No. 81, of March 29, 2022 ("CVM Resolution 81"), through the Webex digital platform ("Digital Platform" and "Meeting", respectively). The Meeting will be held exclusively digitally, considering that such format, in the judgment of Management, reduces the costs of shareholder participation, facilitating and contributing to a greater attendance of the Company's shareholder base at the Meeting and, thus, potentially increasing the representativeness of the resolutions to be taken. The Company clarifies that the class "A" and "B" preferred shares will have the right to vote at this Meeting and will vote together with the common shares in the resolutions of the matters included in the Agenda of this Meeting. The Meeting is being convened in the context of the shareholding transaction subject to the Material Facts disclosed on April 20 and 23, 2026 ("Transaction"), by which the Company communicated the receipt of correspondence from Novonor S.A. – Under Judicial Reorganization ("Novonor") and NSP Investimentos S.A. ("NSP Inv.") and Shine I Fundo de Investimento em Participações Responsabilidade Limitada ("FIP"), as the case may be, informing, among other topics, about the signing of (i) the Agreement for the Judicial Purchase and Sale of Shares and Other Covenants between Novonor, NSP Inv, FIP and Shine I Fundo de Investimento em Direitos Creditórios de Responsabilidade Limitada, investment funds administered and managed by Vórtx Distribuidora de Títulos e Valores Mobiliários Ltda and advised by IG4 Sol Ltda., regulating, among others, the terms and conditions for the judicial sale by NSP Inv. to the FIP of class "A" common and preferred shares issued by Braskem representing approximately 50.1108% of the common shares issued by it, approximately 13.7060% of the "Class A" preferred shares issued by it, which, together, represent approximately 34.3234% of its total capital stock, subject to the fulfillment of certain conditions precedent; and (ii) the execution of the Company's Shareholders' Agreement, between Petróleo Brasileiro S.A. – Petrobras ("Petrobras") and the FIP, with the Company and Shine Equity LP as consenting parties (the "New Shareholders' Agreement"), which establishes that the Company's governance will be balanced between the FIP and Petrobras, contemplating (i) the obligation to obtain consensus in the resolutions in all resolutions of the Board of Directors and the Shareholders' Meeting; and (ii) the right to the nomination, by the parties, of an equal number of members for the Board of Directors and for the Board of Executive Officers, the effectiveness of which is subject to certain conditions, including obtaining judicial authorizations. In this context, the purpose of the Meeting is (i) to reformulate the Company's bylaws in order to, mainly, improve its wording and reflect the provisions of the New Shareholders' Agreement and the new governance practices to be implemented as of the consummation of the Transaction, including the extension of the minimum period for calling and review of the list of competencies of the General Meeting, the rules related to the composition, operation and list of competencies of the Board of Directors and the Executive Board; the incorporation into the bylaws of the Finance and Investment Committee; Strategy, Sustainability and Communication Committee; People and Organization Committee; Safety, Environment and Health Committee (HSE), which are now also statutory, in addition to the simplification of the statutory discipline of the Statutory Compliance and Audit Committee – CAE; (ii) due to the amendments, consolidate the Bylaws, including renumbering articles and paragraphs as applicable; (iii) to authorize the Company's Board of Directors to anticipate the end of the current term of office of the Executive Board (until 2027) and the beginning of a new term of office of two (2) years, in order to coincide with the term of office of the Board of Directors initiated as of the election at the AGM held on April 29, 2026; (iv) elect the new effective and alternate members of the Company's Board of Directors for the term of office that will end at the annual general meeting to be held in 2028; and (v) replacing effective and alternate members of the Company's Fiscal Council. As informed in the correspondence received by the Company and contained in the Material Facts dated April 20 and 23, 2026, the Company clarifies that the consummation of the Transaction is subject to the fulfillment of certain conditions precedent, including obtaining judicial authorizations. The Company will keep shareholders informed about the implementation of the conditions precedent of the Transaction that still remain and their effects on the holding of the Meeting. The matters that will be deliberated at the Assembly are the following: 1. Reformulation of the Bylaws Shareholders are called upon to resolve on the proposal to reformulate the Company's bylaws in order to, mainly, improve its wording and reflect the provisions of the New Shareholders' Agreement and the new governance practices to be implemented as of the consummation of the Transaction, including the extension of the minimum call period and the list of competencies of the general meeting, the rules related to the composition, operation and review of the list of competencies of the Board of Directors and the Executive Board, the incorporation into the bylaws of the Finance and Investment Committee; Strategy, Sustainability and Communication Committee; People and Organization Committee; Safety, Environment and Health Committee (HSE), which are now also statutory, in addition to the simplification of the statutory discipline of the Statutory Compliance and Audit Committee – CAE and other changes detailed in this Proposal. The origin and justification for the proposed amendments, as well as the marked version of the provisions of the Company's Bylaws with the proposed amendments, pursuant to Article 12, item II, of CVM Resolution 81, including the amendments approved at the extraordinary general meeting held on April 27, 2026, are detailed in the comparative table contained in Annex I of this Proposal. The copy of the Bylaws containing, in particular, the proposed amendments, pursuant to article 12, item I, of CVM Resolution 81, can be found in Annex II of this Proposal. The blocks of changes proposed in the bylaws are as follows: 1.1. Amendment of articles 1, 2, 4, 6, 7, 9, 10, 13, 15, 16, 24, 34, 35, 39, 42, 43, 45, 46, 47, 48, 50, 51 and 52, to improve, clarify and ensure consistent wording, renumbering and adjustments to cross-references; Articles 1, 2, 4, 6, 7, 9, 10, 13, 15, 16, 24, 34, 35, 39, 42, 43, 45, 46, 47, 48, 50, 51 and 52 of the Company's Bylaws will be amended in order to improve their wording, for adjustments of consistency with the amendment of other provisions of the Bylaws, as well as for the renumbering and adjustments of cross-references. 1.2. Amendment of articles 11, 12, 14, 17, 18, 19, 20, 21, 22, 23, 25, 26, 27, 28, 29, 30, 31, 32, 33, 36, 37, 38, 40, 41, 44 and 49, to reflect the provisions of the new Shareholders' Agreement, pursuant to the Material Fact of April 23, 2026, and the new governance practices and improvements to be implemented, including the extension of the minimum period for convening and reviewing the list of competencies of the general meeting, the rules related to the composition, operation and list of competencies of the Board of Directors and the Executive Board, the incorporation into the bylaws of the Finance and Investment Committee; Strategy, Sustainability and Communication Committee; People and Organization Committee; Safety, Environment and Health Committee (SMS), which are thus also statutory; in addition to the simplification of the statutory discipline of the Statutory Compliance and Audit Committee – CAE, as well as to improve the wording and consistency adjustments with other changes; Articles 11, 12, 14, 17, 18, 19, 20, 21, 22, 23, 25, 26, 27, 28, 29, 30, 31, 32, 33, 36, 37, 38, 40, 41, 44 and 49 of the Company's Bylaws shall be amended to reflect the provisions of the New Shareholders' Agreement, pursuant to the Material Fact of April 23, 2026, and the new governance practices to be implemented, as well as for wording improvement and consistency adjustments with other changes. Without prejudice to the other changes to the Company's governance, detailed in Annexes I and II of this Proposal, we highlight the following changes: Articles 14 and 17 of the Company's Bylaws shall be amended to extend the minimum period for calling the general meetings to thirty (30) days and to review the list of its competencies. Articles 18 et seq. of the Company's Bylaws will be amended to reflect the new rules relating to the composition, operation and list of competencies of the Board of Directors, including to: (i) establish a minimum number of three (3) Independent Directors, as defined in the CVM rules; (ii) to establish the competence of the Board of Directors itself in the election of its Chairman and Vice-Chairman; (iii) change the frequency of ordinary meetings from quarterly to monthly; (iv) increase the deadlines for convening its meetings, including on an urgent basis; (v) reformulate the list of competencies of the Board of Directors, with a reduction in the thresholds for the sale and encumbrance of assets and the extension of control over Subsidiaries and Subsidiaries; among others. Articles 32 et seq. of the Bylaws will be amended to reflect the new rules relating to the composition, operation and list of competencies of the Executive Board, including to: (i) set at eight (8) the number of statutory officers, including (a) a Chief Executive Officer – CEO, (b) a Chief Financial and Investor Relations Officer; (c) a Corporate Affairs Officer; (d) a Director of Engineering, Technology and Innovation; (e) a Governance and Compliance Officer; (f) a Director of Consumer Market and Logistics; (g) a Director of Operations; and (h) a Chief Legal Officer; (ii) reduce the term of office from 3 (three) to 2 (two) years; (iii) to establish new rules for collegiate resolutions, with the requirement of a favorable vote of at least one (1) among the Operational Officers and one (1) among the Institutional Officers; (iv) to reformulate the competencies and powers of the Executive Board; among others. Articles 25, 30 and 31 of the bylaws will be amended to: (i) expressly establish in the bylaws the following five (5) permanent operating committees: Finance and Investment Committee, Strategy, Sustainability and Communication Committee, People and Organization Committee, Safety, Environment and Health Committee (HSE) and Statutory Compliance and Audit Committee (CAE); which thus also become statutory; and (ii) simplify the statutory discipline of the CAE, whose rules will be set forth in detail in its Internal Regulations, subject to CVM Resolution No. 23/21. 2. Due to the changes resolved in the items above, to resolve on the consolidation of the Company's Bylaws, including renumbering articles and paragraphs as applicable The Company's Management proposes to the Shareholders, due to the changes resolved above, to resolve on the consolidation of the Company's Bylaws, including renumbering articles and paragraphs as applicable. The copy of the Bylaws containing, in particular, the proposed amendments, pursuant to article 12, item I of CVM Resolution 81, can be found in Annex II of this Proposal. Annex III of this Proposal contains the consolidated version of the Bylaws. 3. Once the amendment to the bylaws of the term of office of the Board of Executive Officers contained in item 1.2 of the agenda is approved, to authorize the Board of Directors of the Company to anticipate the end of the current term of office of the Executive Board (until 2027) and the beginning of a new term of office of two (2) years, in order to coincide with the term of office of the Board of Directors started as of the election at the AGM on April 29, 2026 In view of the election of the new members of the Board of Directors at the Meeting and considering (i) the implementation of the Company's new governance, with a greater balance of rights among the signatories of the Shareholders' Agreement, including the nomination of members for the Board of Directors and the Executive Board; (ii) that the proposal to amend the Bylaws provides that the members of the Executive Board will have a term of office of two (2) years, equivalent to the term of office of the members of the Board of Directors; (iii) that the Company's current Executive Officers have a term of office of three (3) years in progress; it is proposed for shareholders' deliberation the authorization for the Board of Directors to anticipate the end of the current term of office of the Executive Board, in order to allow the members of the Board of Directors and the Executive Board to have coinciding and parallel terms. 4. Election of the members of the Company's Board of Directors The shareholders are hereby called to resolve on the election of eleven (11) effective members and their respective alternate members to its Board of Directors, for a term of two (2) years that will be in force until the Annual Shareholders' Meeting that will resolve on the Company's financial statements for the fiscal year ending on December 31, 2027. Management submits to the shareholders the following slate, appointed by Petrobras and FIP, under the terms of the New Shareholders' Agreement: PERSONNEL SUBSTITUTES MAGDA MARIA DE REGINA CHAMBRIARD ANDRÉ DA COSTA SANTOS WILLIAM FRANÇA DA SILVA EDMUNDO JOSÉ CORREIA AIRES FERNANDO SABBI MELGAREJO RODRIGO TIRADENTES MONTECCHIARI OLAVO BENTES DAVID JULIO CEZAR JERÓNIMO DOS SANTOS PAULO ROBERTO BRITTO GUIMARÃES (Independent candidate) ANDRÉA BARCELLOS DE ARAGÃO HÉLIO BAPTISTA NOVAES - WALTER SUSINI - OCTAVIO CORTES PEREIRA LOPES - LUCIANO GALVÃO COUTINHO - MARÍA LETÍCIA DE FREITAS COSTA (Independent candidate) - ISABELLA SABOYA DE ALBUQUERQUE (Independent candidate) - Information regarding the candidates herein nominated to compose the slate is available in Annex IV, as required by article 11, item I, of CVM Resolution 81 (items 7.3 to 7.6 of the Reference Form). The Board of Directors, after analyzing the compliance of each candidate with the independence criteria established in Annex K to CVM Resolution 80, attested to the compliance of Messrs. Paulo Roberto Britto Guimarães, Isabella Saboya De Albuquerque and María Letícia de Freitas Costa in relation to the aforementioned criteria, based on the declaration of independence presented by the aforementioned candidates and the opinion of the Company's Compliance and Statutory Audit Committee, which also evaluated the matter. The characterization of the independence of the candidates must be deliberated by the Assembly. In the event of a separate election of one (1) member and his/her respective alternate to the Board of Directors, pursuant to article 141, paragraph 4 of the Brazilian Corporation Law, the Board of Directors shall be composed of ten (10) of the members indicated in the slate presented above and by the effective member and respective alternate elected in a separate vote, as described below. Procedure for the election of members of the Company's Board of Directors: A. Separate election At the next annual general meeting, called for April 29, 2026, the Company's Board of Directors will be elected, with a term of office until the date of the Annual General Meeting that will resolve on the Company's financial statements for the fiscal year ending on December 31, 2027. In the event that such election is elected, pursuant to article 141, paragraph 4 of the Brazilian Corporation Law, an effective member and his or her respective alternate by means of a separate election, such effective and alternate members shall remain in their positions throughout the term of office and the election to be held at the Meeting shall be intended for the election of the remaining ten (10) effective members and alternate members who shall compose the Board of Directors in the next term. In this case, the shares held by shareholders who have participated in the separate election held at the Annual Shareholders' Meeting may not be used in the election of the ten (10) sitting and alternate members of the Board of Directors, under penalty of voting twice in the same resolution. Otherwise, the Company will hold the election for all eleven (11) positions on the Board of Directors. Pursuant to the Brazilian Corporation Law, such voting is subject to requisition: (i) by shareholders holding common shares representing at least fifteen percent (15%) of the total number of voting shares of the Company, pursuant to article 141, paragraph 4, item I, of the Brazilian Corporation Law, a scenario that is not possible in the Company's current scenario, in view of the number of common shares issued by the Company in circulation (disregarding, therefore, the shares linked to the Company's New Shareholders' Agreement); or (ii) by shareholders holding preferred shares representing at least ten percent (10%) of the Company's total capital stock, pursuant to article 141, paragraph 4, item II of the Brazilian Corporation Law. If the quorums provided for in items (i) and (ii) are not reached, a separate vote for the election of one (1) effective member and his/her respective alternate may be required by holders of common shares and preferred shares representing in set, at least, ten percent (10%) of the Company's total capital stock, pursuant to article 141, paragraph 5, of the Brazilian Corporation Law. Shareholders (including final beneficiaries of American Depositary Receipts representing preferred shares) may only participate in the separate voting process with the shares (or ADRs) held uninterruptedly during the period of at least three (3) months immediately prior to the Meeting. Such proof of uninterrupted ownership of the shares (or ADRs), issued by the competent entity, must be sent directly to the Company, through the e-mail braskem-ri@braskem.com, by May 26, 2026. B. Majority election If the separate election is not requested or is requested without complying with the requirements imposed in article 141, paragraphs 4, 5 and 6 of the Brazilian Corporation Law, the Company shall proceed to the majority election of the members of its Board of Directors, pursuant to article 129 of the Brazilian Corporation Law. The voting shall be carried out by means of a slate of candidates previously established, so that, at the end, all members nominated by Petrobras and the FIP, as indicated above, which hold the majority of the shares with voting rights represented at this Meeting, shall be elected. If the separate vote has taken place, one (1) of the eleven (11) vacant positions on the Board of Directors will be occupied by the board member elected in the separate election, leaving ten (10) vacant positions to be occupied by members appointed to compose the slate, subject to the provisions of the New Shareholders' Agreement filed at the Company's headquarters. The shares held by shareholders with voting rights at this Meeting, including preferred shares of classes "A" and "B", which are used in the separate vote, if applicable, will be excluded from the calculation of the number of voting shares for the purposes of the majority election. C. Multiple vote As an alternative form of voting to the majority election, which must also take place after the separate election, if applicable, the Brazilian Corporation Law contemplates the possibility of adopting multiple voting. The adoption of multiple voting is subject to the requisition of such mechanism by shares issued by the Company that represent at least five percent (5%) of the capital stock with voting rights at this Meeting (article 141 of the Brazilian Corporation Law and CVM Resolution No. 70, of March 22, 2022). 5. Replacement of effective and alternate members of the Company's Fiscal Council The shareholders are hereby summoned to resolve on the election of Mr. Ivan Apsan Frediani, with Mr. Gabriel Jordão Battisti as their respective alternate, and Mr. Vinícius Silveira Cunha, with Mr. Felipe Rath Fingerl as their respective alternate, appointed by the FIP, replacing Mr. Gilberto Braga, respectively, and their respective alternate, Ms. Tatiana Macedo Costa Rego and Ms. Ana Patrícia Soares Nogueira, and their respective alternate, Mr. Heider Josue de Aquino Nascimento (whose election will be the subject of the annual general meeting called for April 29, 2026), to complete the term of office that will be in force until the date of the Company's Annual General Meeting that resolves on the financial statements for the fiscal year ending on December 31, 2026. Information regarding the professional experience of the candidates nominated for the Fiscal Council is available in Annex V, pursuant to article 11, item I of CVM Resolution 81 (items 7.3 to 7.6 of the Reference Form). The other members of the Fiscal Council will be those elected at the next annual general meeting called for April 29, 2026. I. Shareholder Participation: The Meeting will be held exclusively digitally, which is why the Shareholder's participation can only be: (a) via remote voting ballot ("Ballot"), and detailed guidelines on the documentation required for remote voting are contained in the Ballot, which can be accessed at Websites of the Company (www.braskem-ri.com.br), CVM (www.cvm.gov.br) and B3 (www.b3.com.br); e (b) via Digital Platform, in person or by an attorney-in-fact duly appointed pursuant to Article 28, paragraphs 2 and 3 of CVM Resolution 81, in which case the Shareholder may: (i) simply participate in the Meeting, whether or not he has sent the Ballot; or (ii) participate and vote at the Meeting, noting that, as for the Shareholder who has already sent the Ballot and who, if he wishes, votes at the Meeting, all voting instructions received by means of the Ballot will be disregarded. Since the Meeting will be held exclusively digitally, it is emphasized that the Shareholders who vote or participate in the Meeting, in any of the ways provided for herein (Ballot or Digital Platform), including final beneficiaries of the American Depositary Receipts representing preferred shares who send voting instructions to the depositary institution of the ADRs, and wish to request and/or vote in any separate election of a member to the Board of Directors of the Company, must send directly to the Company, by May 26, 2026, through the braskem ri@braskem.com e-mail, proof of uninterrupted ownership of the shares (or ADRs), pursuant to article 141, paragraph 6 of the Brazilian Corporation Law. Documents required to access the Digital Platform: Shareholders who wish to participate in the Meeting must send the following documents to the braskem-ri@braskem.com e-mail, with a request for confirmation of receipt, at least 2 days in advance of the date designated for the Meeting, that is, until May 26, 2026: (i) proof issued by the depositary financial institution of the book-entry shares held by it, demonstrating the ownership of the shares; (ii) if the Shareholder is (a) an individual, the Shareholder's identity document; or (b) legal entity, instrument of incorporation, bylaws or articles of association, minutes of election of the Board of Directors (if any) and minutes of election of the Executive Board that prove the powers of representation; (iii) if the Shareholder is an investment fund, the fund's bylaws, together with the information referred to above in relation to its administrator or manager, in accordance with the rules of representation provided for in the fund's bylaws; (iv) additionally, in the case of representation of a Shareholder (individual, legal entity or investment fund) by an attorney-in-fact, (a) the respective power of attorney, granted in compliance with article 126, paragraph 1, of the Brazilian Corporation Law; and (b) identity document of the attorney-in-fact; e (v) in relation to the Shareholders participating in the fungible custody of registered shares, the statement containing the respective shareholding, issued by the competent entity. Pursuant to article 6, paragraph 3 of CVM Resolution 81, access to the Digital Platform will not be admitted to Shareholders who do not submit the necessary participation documents within the period provided for herein. The Company clarifies that it will waive the need to send the physical copies of the Shareholders' representation documents to the Company's office, as well as the notarization of the grantor's signature on the power of attorney for the Shareholder's representation, notarization, consularization, apostille and sworn translation of all the Shareholder's representation documents, and it is sufficient to send a simple copy of the original copies of such documents to the Company's e-mail indicated above. The Company does not admit powers of attorney granted by Shareholders by electronic means (i.e., digitally signed powers of attorney without any digital certification). Below, we describe detailed information about the deadlines and procedures for participation in the Assembly: (a) Remote Voting Ballot: the Company will adopt remote voting pursuant to CVM Resolution 81, allowing its Shareholders to send their votes: (i) through their respective custody agents or through the central depositary; (ii) through the Company's share bookkeeper (Itaú Corretora de Valores S.A.), located at Avenida Brigadeiro Faria Lima, nº 3.500, 3rd floor, São Paulo, CEP 04538-132, shareholder service by telephone 3003-9285 (capitals and metropolitan regions); or 0800 7209285 (other locations through the website https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/atendimento/perguntas-frequentes or emailPreAtendimentoEscritural@itau-unibanco.com.br); or (iii) directly to the Company: (iii.1) by physical means, by sending it to the office located at Rua Lemos Monteiro, nº 120, 24º andar, Cidade de São Paulo, State of São Paulo, CEP 05501-050; or (iii.2) electronically, to e-mail braskem-ri@braskem.com, with a request for confirmation of receipt, according to the guidelines contained in the Ballot itself. (b) Digital Platform: Shareholders who wish to participate in the Meeting must send such request to the Company by e-mail braskem-ri@braskem.com, with a request for confirmation of receipt, at least 2 days in advance of the date designated for the Meeting, that is, until the day May 26, 2026, which must also be duly accompanied by all the Shareholder's documentation for participation in the Meeting (as detailed above, in the Call Notice of the Meeting and in the Manual for Participation in the Meeting), emphasizing that access to the Digital Platform will not be admitted to shareholders who do not submit the necessary participation documents within the period provided for herein, pursuant to article 6, paragraph 3 of CVM Resolution 81. The Company will send the individual invitations to access the Digital Platform and the respective instructions for access to the Digital Platform to the Shareholders who have submitted their request within the deadline and under the conditions above, as already set forth in the Manual for Participation in the Meeting. The Shareholder who participates through the Digital Platform or whose remote voting ballot has been considered valid by the Company will be considered present at the Meeting, being able to exercise their respective voting rights, and subscriber to the respective Minutes of the Meeting, pursuant to article 47, paragraph 1 of CVM Resolution 81. If the Shareholder who has duly requested his or her participation does not receive from the Company the e-mail with the instructions for access and participation in the Meeting at least 24 hours in advance of its holding (i.e., until 3 p.m. on May 27, 2026), he/she must contact the Company by phone +55 (11) 3576-9531 – in any scenario, before 10 a.m. on May 28, 2026, in order to have their respective instructions for access resent (or provided by telephone). The Company will provide technical assistance in the event that Shareholders have problems participating in the Meeting. However, the Company is not responsible for any operational or connection problems that the Shareholder may face, as well as for any other issues beyond the Company's control that may hinder or make it impossible for the Shareholder to participate and vote at the Meeting. The Company also recommends that Shareholders familiarize themselves in advance with its use, as well as ensure the compatibility of their respective electronic devices with the use of the platform (by video and audio). In addition, the Company requests such Shareholders to access the Webex Digital Platform at least 15 minutes before the scheduled start time of the Meeting on the day of the Meeting in order to allow the validation of access and participation of all Shareholders who use it. Finally, all the annexes in the legal and regulatory terms are detailed in this Proposal. The Administration * * * ANNEX ANNEX I – Report on amendments to the Company's Bylaws detailing the origin and justification of the proposed amendments and analyzing their legal and economic effects, in tabular form, pursuant to article 12, item II of CVM Resolution 81 ANNEX II – Copy of the Company's Bylaws containing, in particular, the proposed amendments, pursuant to article 12, item I of CVM Resolution 81 ANNEX III – Consolidated Bylaws of the Company ANNEX IV - Nomination of candidates nominated by Petrobras and FIP to occupy positions of effective and alternate members of the Company's Board of Directors, pursuant to article 11, item I of CVM Resolution 81 ANNEX V - Nomination of candidates nominated by the FIP to occupy positions of effective and alternate members of the Company's Fiscal Council, pursuant to article 11, item I of CVM Resolution 81 BRASKEM S.A. National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70 State Registration (NIRE) 29300006939 A Publicly Held Company MANAGEMENT PROPOSAL FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A. TO BE HELD ON MAY 28, 2026 ANNEX I Report on amendments to the Company's Bylaws detailing the origin and justification of the proposed amendments and analyzing their legal and economic effects, in tabular form, pursuant to article 12, item II of CVM Resolution 81. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects CHAPTER I – NAME, HEADQUARTERS, OBJECT AND DURATION Article 1. BRASKEM S.A., a publicly listed company, with headquarters of the Municipality of Camaçari, State of Bahia, and legal domicile in the Municipality of São Paulo, State of São Paulo, is governed by these bylaws and by the appropriate legislation. Article 1. BRASKEM S.A., a publicly listed company, with headquarters ofin the Mmunicipality of Camaçari, State of Bahia, and legal domicile in the Mmunicipality of São Paulo, State of São Paulo (“Company” or “Braskem”), Proposed amendment for drafting improvement. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects is governed by these bylaws and by the appropriate legislation. First Paragraph – Due to listing of the company within the Level 1 segment of the São Paulo Stock Exchange B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the Company, its shareholders, Administrators and Fiscal Board members are subject to the provisions in the B3 Level 1 Listing Regulation (“Regulation”). First Paragraph – Due to listing of the company within the Level 1 segment of the São Paulo Stock Exchange B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the Company, its shareholders, Aadministrators and Fiscal Board members are subject to the provisions in the B3 Level 1 Listing Regulation (“Regulation”). Proposed amendment for drafting improvement. Second Paragraph – The Company may, through a document signed by its Executive Board, constitute, transfer or close branches, agencies and offices in any part of Brazil or outside it. Second Paragraph – The Company may, through a document signed by its Executive Board as provided for in Article 34(g) below, constitute, transfer or close branches, agencies and offices in any part of Brazil or outside it. Proposed amendment for drafting improvement. Article 2. The objectives of the Company are as follows: a)the manufacture, commercialization, distribution, import and export of chemical products, petrochemicals, thermoplastic resins, their respective compounds, processed and derived products, including those from biotechnology and renewable sources, as well as recycled products; Article 2. The objectives of the Company are as follows: a)the manufacture, commercialization, distribution, import and export of chemical products, petrochemicals, thermoplastic resins, their respective compounds, processed and derived products, including those from biotechnology and renewable sources, as well as recycled products; Proposed amendment for drafting improvement. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects b)production, distribution and trading of units such as: steam, water, compressed air, industrial gases, as well as the provision of industrial services; c)production, distribution and trading of electricity for its own consumption and for third-party companies; d)the taking of holdings in other companies, as a holder of quotas or share; e)the manufacture, distribution, trading, import and export of gasoline, diesel oil, liquefied petroleum gas (LPG), and other oil derivatives, natural gas derivatives, or raw materials from renewable or circular sources; f)the transportation, including maritime and river navigation, representation and consignment of chemical and petrochemical products, thermoplastic resins, their respective compounds, processed and derivatives, such as polypropylene, polypropylene films, polyethylene, elastomers, including biotechnology and from renewable sources, as well as recycled products; g)the free lease or loan of assets that are owned or possessed thereby because of a commercial leasing agreement, provided that this is carried out as an ancillary activity to the main corporate purpose of the Company; b)the production, distribution and trading of units utilities such as: steam, water, compressed air, industrial gases, as well as the provision of industrial services; c)the production, distribution and trading of electricity for its own consumption and for third-party companies; d)the taking of holdings in other companies, pursuant to Law No. 6,404/76 (“Brazilian Corporation Law”) as a holder of quotas or share; e)the manufacture, distribution, trading, import and export of gasoline, diesel oil, liquefied petroleum gas (LPG), and other oil derivatives, natural gas derivatives, or raw materials from renewable or circular sources; f)the transportation, including maritime and river navigation, representation and consignment of chemical and petrochemical products, thermoplastic resins, their respective compounds, processed and derivatives, such as polypropylene, polypropylene films, polyethylene, elastomers, including biotechnology and from renewable sources, as well as recycled products; g)the free lease or loan of assets that are owned or possessed thereby because of a commercial leasing agreement, provided that this is carried out as an ancillary activity to the main corporate purpose of the Company; Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects h)the provision of services related to the activities above and similar ones; and i) research, development, licensing, and direct or indirect exploitation of (i) proprietary or third-party technologies in the fields of chemistry, petrochemistry, plastics, biotechnology, biorefinery, energy and/or related to the activities above or in businesses adjacent to the corporate purpose; (ii) business models and/or digital technologies related to the activities above or in businesses adjacent to the corporate purpose. h)the provision of services related to the activities above and similar ones; and i) the research, development, licensing, and direct or indirect exploitation of (i) proprietary or third-party technologies in the fields of chemistry, petrochemistry, plastics, biotechnology, biorefinery, energy and/or related to the activities above or in businesses adjacent to the corporate purpose; (ii) business models and/or digital technologies related to the activities above or in businesses adjacent to the corporate purpose. Article 3. The Company’s term of duration is unspecified. N/A N/A CHAPTER II – CAPITAL AND SHARES Article 4. The share capital is eight billion, forty-three million, two hundred and twenty-two thousand, eighty reais and fifty cents (R$ 8,043,222,080.50), divided into seven hundred and ninety-seven million, two hundred and seven thousand, eight hundred and thirty-four (797,207,834) shares, of which 451,668,652 (four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two) common shares, three hundred and forty-five million, sixty thousand, three hundred and ninety-two (345,060,392) class “A” preferred Article 4. The share capital is eight billion, forty-three million, two hundred and twenty-two thousand, eighty reais and fifty cents (R$ 8,043,222,080.50), divided into seven hundred and ninety-seven million, two hundred and seven thousand, eight hundred and thirty-four (797,207,834) shares, of which 451,668,652 (four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two) common shares, three hundred and forty-five million, sixty thousand, three hundred and ninety-two (345,060,392) class “A” preferred Proposed amendment for drafting consistency. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects shares; and four hundred and seventy-eight, seven hundred and ninety (478,790) class “B” preferred shares. shares; and four hundred and seventy-eight thousand, seven hundred and ninety (478,790) class “B” preferred shares. First Paragraph - Irrespectively of the statutory path taken, the Company is authorized, by resolution of the Board of Directors, to increase its Capital Stock until said stock reaches a total of one billion, one hundred and fifty two million, nine hundred and thirty seven thousand, nine hundred and seventy (1,152,937,970) shares, of which five hundred and thirty five million, six hundred and sixty one thousand, seven hundred and thirty one (535,661,731) are to be common shares, six hundred and sixteen million, six hundred and eighty two thousand, four hundred and twenty one (616,682,421) are to be Class “A” preferred shares and five hundred and ninety three thousand, eight hundred and eighteen (593.818) are to be Class “B” preferred shares, it being certain that the number of preferred shares not entitled to vote, or with a restricted right to vote shall not exceed the limit of 2/3 of the entire capital of the Company (“Authorized Capital”). N/A N/A Second Paragraph - The proportion verified above between the numbers of shares of the various classes of Second Paragraph - The proportion verified above between the numbers of shares of the various classes of Proposed amendment for drafting consistency. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects the Company’s preferred shares may be modified, dispensing the formality set forth in Article 136, paragraph 1, of Law No. 6404/76. the Company’s preferred shares may be modified, dispensing the formality set forth in Article 136, paragraph 1, of Law No. 6404/76the Brazilian Corporation Law. Article 5. The class “B” preferred shares will always be paid in full, using resources assigned under the terms of the law on fiscal incentives for projects in the Northeast of Brazil. N/A N/A Sole Paragraph - Shares paid in with resources from the Northeast Investment Fund - FINOR, created by Decree-Law No 1,376, of December 12, 1974, must remain as non-transferable registered shares for a period of four (4) years from the date that they are converted by that Fund for investors in accordance with Article 19 of Decree-Law No 1,376/74, except in the event that these shares are converted for the private individuals to which Article 3 of the same Decree-Law refers. N/A N/A Article 6. All of the Company’s shares are held in book entry transfer form, in the name of their holders, and will be held in a deposit account in a financial institution without the issue of certificates. N/A N/A First Paragraph - The cost for the service of transferring ownership of the shares that may be charged by the First Paragraph - The cost for the service of transferring ownership of the shares that may be charged by the Proposed amendment for drafting consistency. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects financial institution acting as depository, may be passed on to shareholders in accordance with the terms of the third paragraph of Article 35, of Law No 6,404/76. financial institution acting as depository, may be passed on to shareholders in accordance with the terms of the third paragraph of Article 35, of Law No. 6404/76the Brazilian Corporation Law. Second Paragraph - The General Shareholders’ Meeting may authorize the conversion of class "A" preferred shares into common shares by means of the affirmative vote of shareholders representing the majority of the voting capital of the Company, which shall, however, establish: (a) the number of shares to be converted; (b) the exchange ratio applicable to such conversion; and (c) the date on which the conversion of shares will occur. N/A N/A Third Paragraph - With regard to the class “B” preferred shares, once the period of non-transferability established in special legislation has elapsed, the said shares may be converted into class “A” preferred shares at any time, through a written request to the Company, in the proportion of two (2) class “B” preferred shares received for each class “A” preferred share converted. N/A N/A Fourth Paragraph - All of the Company’s shares will be entitled to tag along rights in the event that the control of the Company is transferred, with all shares qualifying for N/A N/A Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects the same price per share paid to the disposing shareholders, pursuant to the terms of Chapter III of these bylaws. Article 7. Subscription and payment in full for the shares will be subject to the following criteria: a) the issue, quantity, price, types or classes of shares to be issued by the Company shall, depending on the case, be established by either the General Meeting or the Board of Directors, always observing the Authorized Capital in the latter hypothesis; b) the minimum amount in shares subscribed will be in accordance with the prevailing legislation; c) the period for making full payment for the subscribed shares will be established by the Board of Directors or the General Meeting, depending on the case, for each capital increase; d) payment for the shares in assets that are not credits in current legal tender will depend on approval by the General Meeting; e) there will be no preemptive rights for the subscription of shares issued under the terms of the special Law on fiscal incentives (Article 172, First Paragraph of Law No 6,404/76); nor will holders of shares subscribed with Article 7. Subscription and payment in full for the shares will be subject to the following criteria: a) the issue, quantity, price, types or classes of shares to be issued by the Company shall, depending on the case, be established by either the General Meeting or the Board of Directors, always observing the Authorized Capital in the latter hypothesis; b) the minimum amount in shares subscribed will be in accordance with the prevailing legislation; c) the period for making full payment for the subscribed shares will be established by the Board of Directors or the General Meeting, depending on the case, for each capital increase; d) payment for the shares in assets that are not credits in current legal tender will depend on approval by the General Meeting; e) there will be no preemptive rights for the subscription of shares issued under the terms of the special Law on fiscal incentives (Article 172, First Paragraph of Law No 6,404/76the Brazilian Corporation Law); nor will Proposed amendment for drafting consistency and greater technical clarity in the application of the clause. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects funds originating from fiscal incentives have preemptive rights to subscribe any new shares; f) without affecting the terms of the sole paragraph below, in exercising preemptive rights to subscribe to new shares and/or other securities issued by the Company, shareholders are guaranteed a period of thirty (30) days to carry out the subscription, starting from the date of publication of the respective notice to shareholders; g) the Company may issue subscription warrants at the decision of the Board of Directors, up to the limit of the Authorized Capital. holders of shares subscribed with funds originating from fiscal incentives have preemptive rights to subscribe any new shares; f) without affecting the terms of the sSole pParagraph below, in exercising preemptive rights to subscribe to new shares and/or other securities issued by the Company, shareholders are guaranteed a period of thirty (30) days to carry out the subscription, starting from the date of publication of the respective notice to shareholders; g) the Company may issue subscription warrants at the decision of the General Meeting and the Board of Directors, up to the limit of the Authorized Capital. Sole Paragraph - Except where there is an issue of common shares, or other securities convertible into common shares, the Board of Directors or the General Meeting may, depending on circumstances, exclude preemptive rights for former shareholders, or reduce the respective term in any issue of shares, debentures, subscription warrants or other securities, the placement of which is made through a stock exchange, a public subscription or in exchange for shares in a public offer to acquire control, in accordance with the terms of the law. N/A N/A Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects Article 8. Each common share carries the right to one vote on the decisions of the General Meeting. N/A N/A Article 9. Preferred shares will not have voting rights, but will nevertheless enjoy the following privileges: a) Class “A” and “B” preferred shares will have equal priority in the distribution in each financial year, of a minimum, non-cumulative dividend, of six per cent (6%) of its unit value, as defined in item “g” below, in accordance with the income available for distribution to shareholders. This dividend must be paid, except in the case of a decision by the General Meeting, or the Board of Directors, there is a distribution of interim dividends (Article 46, 4th Paragraph), within sixty (60) days of the date on which it is declared, and in any case, before the end of the same financial year; b) common shares will only be entitled to dividends after the payment of dividends on the preferred shares referred to in item “a” of this article; c) following the implementation of the terms of item “a” of this article and a dividend being guaranteed on the common shares of six per cent (6%) of their unit value, as defined in item “g” below, the class “A” preferred shares will have equal claim with the common shares to the Article 9. Preferred shares will not have voting rights, but will nevertheless enjoy the following privileges: a) Class “A” and “B” preferred shares will have equal priority in the distribution in each financial year, of a minimum, non-cumulative dividend, of six per cent (6%) of its unit value, as defined in item “gh” below, in accordance with the income available for distribution to shareholders. This dividend must be paid, except in the case of a decision by the General Meeting, or the Board of Directors, there is a distribution of interim dividends (Article 46, 4th 45, Paragraph 5 of these Bylaws), within sixty (60) days of the date on which it is declared, and in any case, before the end of the same financial year; b) common shares will only be entitled to dividends after the payment of dividends on the preferred shares referred to in item “a” of this article; c) following the implementation of the terms of item “a” of this article and a dividend being guaranteed on the common shares of six per cent (6%) of their unit value, as defined in item “gh” below, the class “A” preferred shares Proposed amendment for drafting improvement and correction of cross-reference. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects distribution of the remaining income. The class “B” preferred shares will not participate in the distribution of the remaining income after the said shares have received the minimum dividend referred to in item “a” of this article; d) only the common and class “A” preferred shares will be entitled to participate in the distribution, by the Company, of shares resulting from the incorporation of reserves into the capital stock; e) the class “A” and “B” preferred shares are guaranteed priority in the reimbursement of the Capital Stock; f) full payment for the subscription of shares by FINOR will be affected through the deposit of the corresponding amount in an escrow account with the Banco do Nordeste do Brasil S.A. in the name of the Company, with the relevant release of funds occurring immediately after the publication, in the Official Gazette of the Commercial Registry Certificate of the filing of the Minutes of the Meeting of the Board of Directors that decides on the subscription; g) the unit value of the shares will be obtained by dividing the capital stock by the number of shares in the market. will have equal claim with the common shares to the distribution of the remaining income. T; d) the class “B” preferred shares will not participate in the distribution of the remaining income after the said shares have received the minimum dividend referred to in item “a” of this article; de) only the common and class “A” preferred shares will be entitled to participate in the distribution, by the Company, of shares resulting from the incorporation of reserves into the capital stock; ef) the class “A” and “B” preferred shares are guaranteed priority in the reimbursement of the Capital Stock; fg) full payment for the subscription of shares by FINOR will be affected effected through the deposit of the corresponding amount in an escrow account with the Banco do Nordeste do Brasil S.A. in the name of the Company, with the relevant release of funds occurring immediately after the publication, in the Official Gazette of the Commercial Registry Certificate of the filing of the Minutes of the Meeting of the Board of Directors that decides on the subscription; Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects gh) the unit value of the shares will be obtained by dividing the capital stock by the number of shares in the market. Sole Paragraph - The preferred shares without voting rights that have fixed or minimum dividends, when issued, will acquire such rights in the event that the Company does not pay the fixed or minimum dividends to which the shares are entitled for three consecutive financial years, and will retain these rights until such time as these dividends are paid, in the event that they are not cumulative, or until the overdue cumulative dividends are paid, in all cases pursuant to Paragraph 1 of Article 111 of Law No. 6,404/76. Sole Paragraph - The preferred shares without voting rights that have fixed or minimum dividends, when issued, will acquire such rights in the event that the Company does not pay the fixed or minimum dividends to which the shares are entitled for three consecutive financial years, and will retain these rights until such time as these dividends are paid, in the event that they are not cumulative, or until the overdue cumulative dividends are paid, in all cases pursuant to Paragraph 1 of Article 111 of Law No. 6,404/76the Brazilian Corporation Law. Proposed amendment for drafting consistency. CAPÍTULO III – DO DIREITO DE VENDA CONJUNTA Article 10. In the event that the controllers of the Company dispose control of the Company at any time, the same disposing party(ies) will be obliged to include in the document governing the same cession of control, an obligation on the part of the acquiring party(ies) to make, within a period of thirty (30) days of the formal transfer of the shares representing the controlling stake and affected through the financial institution responsible for the Article 10. In the event that the cControllers(s) of the Company dispose cControl of the Company at any time, the same disposing party(ies) will be obliged to include in the document governing the same cession of control, an obligation on the part of the acquiring party(ies) to make, within a period of thirty (30) days of the formal transfer of the shares representing the cControlling stake and affected effected through the financial institution Proposed amendment to correct a material error and for drafting improvement and consistency. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects custody of the Company’s shares, a public offer for the purchase of all shares issued by the Company, independent of the type or class of share, for the same price per share paid to the disposing shareholder(s). responsible for the custody of the Company’s shares, a public offer for the purchase of all shares issued by the Company, independently of the type or class of share, for the same price per share paid to the disposing shareholder(s). Article 11. Pursuant to Article 10 above, transfer of control is understood to mean the sale, disposal and/or transfer of the shares representing the control of the Company, which removes from the disposing party(ies) the condition of the controller of the Company, whether in isolation or jointly with third parties, and transfers this to any company that is not (a) the controlling company, directly or indirectly, of the disposing shareholder(s); (b) controlled directly or through a stake held in a controlling block by the controlling shareholders of the ceding party(ies); or (c) controlled, whether directly or indirectly by the disposing shareholder(s). Article 11. Pursuant to Article 10 above, transfer of control is understood to mean the sale, disposal and/or transfer of the shares representing the control of the Company, which removes from the disposing party(ies) the condition of the controller of the Company, whether in isolation or jointly with third parties, and transfers this to any company that is not (a) the controlling companyThe provisions of Article 10 above shall not apply if the third-party acquirer(s) is/are (a) a Controller, directly or indirectly, of the disposing shareholder(s)party; (b) ca Controlled company, directly or through a stake held in a controlling block, by the cControlling shareholders of the ceddisposing party(ies); or (c) cControlled, whether directly or indirectly, by the disposing shareholder(s)party. Proposed amendment for improvement and drafting consistency, as well as adherence to the technical term "disposal of control" and to reflect the provisions of the new Shareholders' Agreement of the Control Block. Sole Paragraph - Notwithstanding the terms of Article 11 above, the sale, disposal and/or transfer of shares of the Sole Paragraph Article 12.- Notwithstanding the termThe provisions of Article 110 above, the sale, disposal and/or Proposed amendment for improvement and drafting consistency with Article 11. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects Company will not be considered to constitute a transfer of control, when these operations occur between shareholders that are members of the controlling block and/or signatories to agreements between shareholders of the Company regulating the exercise of political rights over the shares pertaining to members of the controlling block. transfer of shares of the Company will not be considered to constitute a transfer of control, when these operations occur between shareholders that are members of the controlling block and/or signatories to agreements between shareh shall not apply if the third-party acquirer(s) is/are (a) a Controller, directly or indirectly, of the disposing party; (b) a Controlled company, directly or through a stake held in a controlling block, by the Controldlers of the Company regulating the exercise of political rights over the shares pertaining to members of the controlling blockdisposing party; or (c) Controlled, directly or indirectly, by the disposing party. Article 12. The right of joint sale established here in Chapter III will not apply in the event that the transfer of control of the Company occurs: (a) as the result of a court Resolution or act, such as judicial seizure or sentence or (b) as the result of a final decision by regulatory authorities, including the Brazilian Anti-Trust Commission (CADE), that obliges the controlling shareholder(s) of the Company to divest part or all of the shares in the Company that they hold. Article 12 13. The right of joint sale established here in Chapter III will not apply inf the event that the transferdisposal of cControl of the Company occurs: (a) as the result ofarises from: (a) a court Resolution or act, such as judicial seizure or sentence, or (b) as the result of a final decision by regulatory authorities, including the Brazilian Anti-Trust Commission (CADE), that obliges the cControlling shareholder(s) of the Company to divest part or all of the shares in the Company that they hold. Proposed amendment for drafting improvement and greater technical clarity in the application of the clause. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects CHAPTER IV – PERMANENT BODIES OF THE COMPANY Article 13. The following are permanent bodies of the Company: a) the General Meeting; b) the Board of Directors; c) the Executive Board; d) the Fiscal Board. Article 13 14. The following are permanent bodies of the Company: a) the General Meeting; b) the Board of Directors; c) the Executive Board; d) the Fiscal Board. Proposed amendment for renumbering. CHAPTER V – GENERAL MEETING Article 14. The General Meeting will be held ordinarily during the first four months following the end of each financial year; and extraordinarily whenever the interests of the Company so require. Article 14 15. The General Meeting will be held ordinarily during the first four months following the end of each financial year; and extraordinarily whenever the interests of the Company so require. Proposed amendment for renumbering only. Sole Paragraph - The General Meeting will be called by the Board of Directors or in the form established by law. Sole Paragraph - The General Meeting will be called by the Board of Directors or in the form established by law, with at least 30 (thirty) days advance notice. Proposed amendment for wording adjustment to the new Shareholders' Agreement of the Control Block. Article 15. Notice of the General Meeting will be given in the written media, pursuant to the terms established by law. Article 15 16. Notice of the General Meeting will be given in the written media, pursuant to the terms established by law. Proposed amendment for renumbering only. Article 16. Participation in the General Meeting is restricted to shareholders whose shares are held in the custody at the financial institution indicated by the Article 16 17. Participation in the General Meeting is restricted to shareholders whose shares are held in the custody at the financial institution indicated by the Proposed amendment for renumbering and drafting consistency. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects Company up to two (2) days prior to the holding of the said Meeting. Company up to two (2) days prior to the holding of the said Meeting. First Paragraph - Shareholders may appoint proxies pursuant to the terms of the law and rules published by the Brazilian Securities and Exchange Commission. First Paragraph - Shareholders may appoint proxies pursuant to the terms of the law and rules published by the Brazilian Securities and Exchange Commission (“CVM”). Proposed amendment for drafting improvement. Second Paragraph – For the purposes of exercising the right set forth in paragraph 4 of Article 141 of Law No. 6,404/76, shareholders must prove to the Meeting the continuous title to the minimum ownership interest required by such provision for a period of three (3) months immediately prior to the holding of the General Meeting and will be eligible to exercise the mentioned right only in relation to the shares satisfying such requirement. Second Paragraph – For the purposes of exercising the right set forth in paragraph 4 of Article 141 of Law No. 6,404/76the Brazilian Corporation Law, shareholders must prove to the Meeting the continuous title to the minimum ownership interest required by such provision for a period of three (3) months immediately prior to the holding of the General Meeting and will be eligible to exercise the mentioned right only in relation to the shares satisfying such requirement. Proposed amendment for drafting consistency. Third Paragraph – After signing the Register of Attendance, the shareholders will elect the Chairman and the Secretary to preside over the deliberations of the General Meeting. N/A N/A Article 17. The General Meeting shall be responsible for, among other duties assigned thereto by law, deliberating on the following subjects: Article 17 18. The General Meeting shall be responsible for, among other duties assigned thereto by law, deliberating on the following subjects: Proposed amendment to reflect consistency with the provisions of the new Shareholders' Agreement of the Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects (i) altering the preferences, advantages and/or conditions for the redemption or amortization of one or more classes of preferred shares in which the Capital of Stock of the Company is divided; (ii) creation of classes of preferred shares more favorable than the existing classes; (iii) conversion of preferred shares into common shares of the Company; (iv) participation in a group of companies, according to the definition contained in Article 265 of Law No. 6404/76; (v) amendment to the Company’s bylaws; (vi) increase or reduction of the Company’s Capital of Stock beyond the limit of the authorized capital, as well as redemption or amortization of its shares; (vii) transformation, consolidation, spin-off, merger or merger of shares involving the Company; (viii) increase or reduction in the number of members in the Company’s Board of Directors; (ix) Resolution of bankruptcy, judicial and extrajudicial reorganization of the Company, or, furthermore, winding-up, liquidation or lifting of the liquidation; (x) alteration of the dividends policy or the minimum mandatory dividends set forth in the Company’s bylaws; (ia) merger, spin-off, consolidation or merger of shares involving Braskem, as well as the transformation of Braskem into another corporate type, or any other corporate restructuring transaction involving Braskem, including the participation in a group of companies, as defined in Article 265 of the Brazilian Corporation Law; b) any amendment to these bylaws; c) altering the preferences, advantages and/or conditions for the redemption or amortization of one or more classes of preferred shares in which the Capital of Stock of the CompanyBraskem is divided; (ii), or the creation of classes of preferred shares more favorable than the existing classes; (iiid) conversion of preferred shares into common shares of the Company; (iv) participation in a group of companies, according to the definition contained in Article 265 of Law No. 6404/76; (v) amendment to the Company’s bylaws; (viBraskem; e) increase or reduction of the number of members of Braskem’s Board of Directors; Control Block. Matters in line with the Brazilian Corporation Law and market practices. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects (xi) issue by the Company of debentures convertible into common shares or subscription warrants, observing the provision in Article 26, xxiv, below; (xii) decision on the delisting of shares or, if delisted, the obtaining of any new registration of the Company as a publicly-held Company; (xiii) appraisal of the assets which the shareholder contributes to the Capital of Stock increase; (xiv) election and substitution of members of the Board of Directors and Fiscal Council; and (xv) fix determination of the annual compensation of administrators. f) increase or reduction of the Company’s Capital of Stock of Braskem beyond the limit of the aAuthorized cCapital, as well as redemption or amortization of its shares; (vii) transformation, consolidation, spin-off, merger or merger of shares involv of Braskem; g) the annual accounts of the management and the annual financial statements of Braskem; h) bankruptcy filing, judicial and/or extrajudicial reorganization of Braskem, or the winding-up, liquidation or lifting of the Company; (viii) increase or reduction in the number of members liquidation of Braskem, or the adoption of any preliminary injunction measures regarding the Company’s Board of Directors; (ix) Resolution of bankruptcy, judicial and extrajudicial reproceedings indicated above, in Brazil or abroad, including the election and removal of the liquidatorg anization of the Company, or, furthermore, winding-up, liquidation or lifting of the liquidation; (xd the appointment of the Fiscal Board that will operate during the liquidation period and shall examine its accounts; Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects i) alteration of the dividends policy or the minimum mandatory dividends set forth in the Company’s bylaws; (xi) issue by the Company of debentures convertible into common shares or subscription warrants, observing the provision in Article 26, xxiv, below; (xiise bylaws; j) ratification of the share offering plans, stock options plans and any other similar long-term incentive plans of the Company as approved by the Board of Directors; k) except if within the limit of the Authorized Capital, ratification of the terms and conditions for any public or private offering of securities issued by Braskem as approved by the Board of Directors; l) decision on the delisting of shares or, if delisted, the obtaining of any new registration of the CompanyBraskem as a publicly-held Ccompany; (xiiim) appraisal of the assets which the shareholder contributes to the Capital of Stock increase; (xivn) election and substitution of members of the Board of Directors and Fiscal Council Board; and (xv) fixo) determination of the annual compensation of administrators. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects CHAPTER VI – BOARD OF DIRECTORS Article 18. The Board of Directors of the Company is composed of eleven (11) members and their respective alternates, whether resident of Brazil or not, who are elected and may be removed from office at any time by the General Meeting. Article 18 19. The Board of Directors of the Company is composed of eleven (11) effective members and their respective alternates, three (3) of whom shall be independent directors, as defined in CVM rules (“Independent Directors”), whether or not shareholders, whether or not residents of Brazil or not, who are elected and may be removed from office at any time by the General Meeting. Proposed amendment to reflect the provisions of the new Shareholders' Agreement of the Control Block and in compliance with applicable rules and good governance practices. First Paragraph – At least twenty percent (20%) of the members of the Board of Directors shall be independent directors, in accordance with the definition contained in the Company's policies. [Provision deleted] Provision amended and improved by the new Article 19. Second Paragraph – When, by virtue of compliance with the percentage referred to in Paragraph 1 above, the result is a fractional number of directors, there shall be made a rounding up to the subsequent whole number. [Provision deleted] Provision amended and improved by the new proposed wording of Article 19. Third Paragraph – The directors elected by separate vote shall be considered independent. Third Sole Paragraph – The directors members of the Board of Directors elected by separate vote pursuant to paragraph 4 of Article 141 of the Brazilian Corporation Law shall be considered iIndependent Directors. Proposed amendment for drafting improvement. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects Article 19. The General Meeting must appoint from among the members of the Board of Directors, the Chairman and Vice-Chairman, and has the power to remove them from office at any time, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters. [Provision deleted] Proposed amendment to reflect the provisions of the new Shareholders' Agreement of the Control Block, according to which such elections shall be carried out by the Board of Directors itself. Sole Paragraph – The position of Chief Executive Officer and Chairman of the Board of Directors cannot be held at the same time by the same individual except in the cases and under the terms set out in the Regulation. [Provision deleted] Wording has been transferred to the First Paragraph of Article 22. Article 21. The members of the Board of Directors will have a unified term of office of two (2) years, with reelection being permitted. Article 21 20. The members of the Board of Directors will have a unified term of office of two (2) years, with reelection being permitted. Proposed amendment for simplification and to reflect the provisions of the new Shareholders' Agreement of the Control Block. First Paragraph - The members of the Board of Directors will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Board of Directors’ Meetings, as well as other documents required by the applicable legislation and the Instrument of Consent of the Administrators set forth in the Regulation and the polices in effect at the Company, and will remain in their positions until their successors take office. N/A N/A Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects Second Paragraph - The instrument of investiture of the members of the Board of Directors shall include their submission to the arbitration clause referred to in these Bylaws. N/A N/A Article 20. The election of the members of the Board of Directors shall be carried out through a slate system, and individual voting for candidates shall be prohibited, except for the right to separate election provided for in Article 141, paragraphs 4 and 5 of Law No. 6,404/76, when applicable. Article 20 21. The election of the members of the Board of Directors shall be carried out through a slate system, and individual voting for candidates shall be prohibited, except for the right to separate election provided for in Article 141, paragraphs 4 and 5 of Law No. 6,404/76the Brazilian Corporation Law, when applicable. Proposed amendment for renumbering and drafting consistency. First Paragraph – For clarification purposes, the provision in the caput shall not apply to the individual replacement of up to the majority of the seats on the Board of Directors due to vacancies. First Paragraph – For clarification purposes, the provision in the caput above shall not apply to thwhen there are individual replacement ofs due to vacancies that, jointly, reach up to the majority of the seats on the Board of Directors due to vacancies. In such latter case, the provisions of Article 24 of these Bylaws shall be observed. Proposed amendment for improvement and to reflect the provisions of the new Shareholders' Agreement of the Control Block. Second Paragraph – In the election referred to in this Article, only the following may run: (a) the slate nominated by the Board of Directors, observing, when applicable, the provisions of the Shareholders’ Agreements filed at the Company’s headquarters; and (b) Second Paragraph – In the election referred to in this Article, only the following may run: (a) the slate nominated by the Board of Directors, observing, when applicable, the provisions of the Shareholders’ Agreements filed at the Company’s headquarters; and (b) Proposed amendment for drafting improvement, simplification, and renumbering of references. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects the slate or slates nominated, as provided for in paragraph 4 of this Article, by any shareholder or group of shareholders. the slate or slates nominated, as provided for in pParagraph 4 of this Article, by any shareholder or group of shareholders. Third Paragraph – The Board of Directors shall, by the date of the call notice for the General Meeting convened to elect all members of the Board of Directors, disclose in the management proposal or other materials made available for the Meeting the names of the candidates included in the slate proposed by the Board of Directors and provide the information and documents required by applicable law and regulations. N/A N/A Fourth Paragraph – The shareholder or group of shareholders wishing to propose an alternative slate to run for the Board of Directors must, at least 25 (twenty-five) days prior to the date scheduled for the General Meeting, submit in writing to the Board of Directors, with a copy to the Company’s Investor Relations Officer, the nomination of the candidates on their proposed slate, accompanied by the information and documents required by applicable law and regulations, and its disclosure must comply with the applicable rules. N/A N/A Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects Fifth Paragraph – If one or more candidates on the proposed slate are replaced, the Board of Directors or the shareholder or group of shareholders, as applicable, must immediately inform the Company’s Investor Relations Officer, providing the information and documents required by applicable law and regulations regarding the substitute candidates. N/A N/A Sixth Paragraph – Among the names nominated by the Board of Directors or by shareholders, those who qualify as Independent Directors must be identified, in accordance with the provisions of Article 18 above. Sixth Paragraph – Among the names nominated by the Board of Directors or by shareholders, those who qualify as Independent Directors must be identified, in accordance with the provisions of Article 189 above. Proposed amendment to adjust cross-reference. Seventh Paragraph – It is prohibited for the same shareholder, individually or jointly with other shareholders, to submit more than one slate. However, the same person may be included in two or more slates, including the one nominated by the Board of Directors. N/A N/A Eighth Paragraph – Each shareholder may vote in favor of only one slate, and the candidates on the slate receiving the highest number of votes at the General Meeting shall be declared elected. N/A N/A Ninth Paragraph – In the event of election of the members of the Board of Directors through the N/A N/A Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects cumulative voting process, the slate election shall no longer apply, and the candidates for the Board of Directors shall be those included in the slates referred to in this Article, as well as any other candidates nominated, provided that the information and documents required by applicable law and regulations regarding the candidates are submitted to the General Meeting. Article 22. The terms of office of the Chairman and Vice-Chairman will be two (2) years, with re-election being permitted. Article 22. The terms of office of the Chairman and Vice-Chairman will be two (2) years, with re-election being permittedChairman and Vice-Chairman of the Board of Directors shall be elected from among the members of said Board, by majority vote of those present at the first meeting of the Board of Directors held immediately after the investiture of such members, or whenever resignation or vacancy occurs in such position(s), and may be replaced at any time, observing the provisions of the Shareholders’ Agreements filed at the Company’s headquarters. Proposed amendment to reflect the provisions of the new Shareholders' Agreement of the Control Block. Article 19, Sole Paragraph. The General Meeting must appoint from among the members of the Board of Directors, the Chairman and Vice-Chairman, and has the Article 19, Sole Paragraph 1. The General Meeting must appoint from among the members of the Board of Directors, the Chairman and Vice-Chairman, and has the Wording previously contained in the Sole Paragraph of Article 19 has been transferred to Paragraph 1 of Article 22. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects power to remove them from office at any time, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters. power to remove them from office at any time, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters. No corresponding provision in the current Bylaws. Paragraph 2. The Board of Directors of the Company shall be responsible for the appraisal of the appointment of statutory members in the Controlled and Affiliated companies of the Company, in compliance with the policies approved within the Board of Directors of the Company. For the purposes of these bylaws, the terms (i) “Controlled” means any Person of which the Person in question holds, directly or indirectly, Control; (ii) “Control” means, pursuant to Article 116 of the Brazilian Corporation Law, cumulatively, (a) the ownership, direct or indirect, of partnership rights that ensure, in a permanent manner, the majority of votes in the resolutions of the General Meetings (or equivalent body) of the Person in question and the power to elect the majority of its administrators, and (b) the actual use of the power to direct the corporate activities and guide the operation of the Person in question; (iii) “Affiliate” means a Person in which the Company directly or indirectly holds an equity Proposed amendment to fully reflect such competence of the Board of Directors, consistently with the provisions of the new Shareholders' Agreement of the Control Block. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects interest without exercising Control; and (iv) “Person” means any individual or legal entity, firm, partnership, investment fund, company, business trust, joint stock company, trust, consortium, joint venture, condominium, universality of rights or entity without legal personality, joint endeavor or other person, of whatever nature. Article 23. In the absence or temporary impairment, the members of the Board of Directors will be replaced by their respective alternates. In the absences or temporary impairment of the Chairman, the Vice-Chairman will preside over the Board of Directors. In the absence and/or temporary and simultaneous impairment of the Chairman and the Vice-Chairman, the Chairman will nominate one of the other members of the Board to replace him/her as President of the Board of Directors. Article 23. In the absence or temporary impairment, the members of the Board of Directors will be replaced by their respective alternates. In the event of absences or temporary impairment of the Chairman, the Vice-Chairman will preside over the Board of Directors. In the absence and/or temporary and simultaneous impairment of the Chairman and the Vice-Chairman, the Chairman will nominate one of the duties of the Chairman shall be performed by another members of the Board to replace him/her as President of the Board of Directorsof Directors designated by the Chairman. Proposed amendment to reflect the provisions of the new Shareholders' Agreement of the Control Block. Article 24. In the event of a vacancy in the position of Member, the substitute shall automatically become its alternate in case no other Member in nominated by the remaining Members, pursuant to Article 150 of Law No. Article 24. In the event of a vacancy in the position of Member, the substitute shall automatically become its alternate in case no other Member in is nominated by the remaining Members, pursuant to Article 150 of Law No. Proposed amendment for drafting improvement and consistency of the draft. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects 6,404/76, observing the provision in the Shareholders’ Agreement filed at the Company’s headquarters, and shall serve until the first General Meeting in which its name may be ratified or substituted by the shareholders. The substitute elected to fill the position must complete the remaining management term of the replaced member. 6,404/76the Brazilian Corporation Law, observing the provision in the Shareholders’ Agreement filed at the Company’s headquarters, and shall serve until the first General Meeting in which its name may be ratified or substituted by the shareholders. The substitute elected to fill the position must complete the remaining management term of the replaced member. Article 25. The Board of Directors will normally meet every three (3) months, and extraordinarily, whenever summoned by the Chairman, Vice-Chairman or by any two (2) of its members. Article 25. The Board of Directors will normally meet every three (3) monthon a monthly basis, and extraordinarily, whenever summoned by the Chairman, Vice-Chairman or by any two (2) of its members. Proposed amendment to reflect the provisions of the new Shareholders' Agreement of the Control Block. First Paragraph - Between the day of calling and the day of holding the meeting of the Board of Directors, an interval of at least 10 (ten) days will exist, unless the majority of its acting members determine a shorter interval, which will not, however, be less than forty eight (48) hours, in addition to making duly supported docket available. First Paragraph - Between the day of calling and the day of holding tThe meetings of the Board of Directors, an interval of of Braskem shall always be called with at least 105 (tfifteen) days will exist, unless the majority of its acting members determine a shorter interval, which will not, however, be less than forty eight (48advance notice, with the same period for the delivery of the material indispensable to support the discussion of the proposed deliberations. However, calls on an emergency basis shall be accepted with shorter notice, but never less than 72 (seventy-two) hours, in Proposed amendment to reflect improved governance and consistency with the provisions of the new Shareholders' Agreement of the Control Block. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects addition to making duly supported docket availablevance, whenever duly justified and accepted by the Chairman of the Board of Directors. The notice periods established herein may be waived in the case of spontaneous attendance of all Directors at the meeting. Second Paragraph - The Board of Directors will only deliberate in the presence of the majority of its acting members, Board members however having the option of being represented by any other Board member or alternate that they may nominate, and decisions will be taken by a majority vote, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters. Second Paragraph - The Board of Directors will only deliberate in the presence of the majority of its acting members, Board members however having the option of being represented by any other Board member or alternate that they may nominate, and decisions will be taken by a majority vote, observ. Each Director shall be entitled to one vote ing the provisions inresolutions, with the SChareholders’ Agreement filedirman not having at the Company’s headquartersie-breaking vote. Proposed amendment to reflect the provisions of the new Shareholders' Agreement of the Control Block, clarifying the absence of a casting vote. No corresponding provision in the current Bylaws. Paragraph 3. The Board of Directors shall have the following permanent advisory committees (“Committees”), without prejudice to others that may be created by decision of the Board of Directors and whose members shall be appointed pursuant to Article 27 (n) below: (i) Finance and Investments Proposed amendment to reflect the enhanced governance agreed upon in the new Shareholders' Agreement of the Control Block. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects Committee; (ii) Strategy, Sustainability and Communication Committee; (iii) People and Organization Committee; (iv) Safety, Environment and Health (SHE) Committee; and (v) Statutory Compliance and Audit Committee – SCAC. No corresponding provision in the current Bylaws. Paragraph 4. The Board of Directors shall appoint the members of its Committees in accordance with the rules and requirements established in the internal regulations of the Committees approved by the Board of Directors. For the sake of clarity, the Committees may also be composed by persons who are not members of the Board of Directors and who are not employees of the Company. Same as above. Proposed amendment for governance improvement as provided in the new Shareholders' Agreement of the Control Block. Tenth Paragraph - The exercise of the activities of the members of the Compliance and Audit Committee set pursuant to the Bylaws, as well as its internal regulations, shall comply with the rules provided for in Brazilian regulations, especially in CVM Resolution 23/21, and in the United States, including the provisions of Sarbanes–Oxley Act and in the rules issued by the Securities and Exchange Commission - SEC. Tenth Fifth Paragraph - The exercise of the activities of the members of the Compliance and Audit Committees set pursuant to the Bylaws, as well as its internal regulations, shall comply with the rules provided for in Brazilian regulations, especially in CVM Resolution 23/21, and in the United States, including the provisions of Sarbanes–Oxley Act and in the rules issued by the Securities and Exchange Commission - SEC. Proposed amendment for consistency with the adjustments above to reflect the provisions of the new Shareholders' Agreement of the Control Block. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects Article 26. The aggregate annual compensation of the Company’s administrators will be set by the General Meeting, and the Board of Directors will be liable for establishing their individual compensation. Article 26. The aggregate annual compensation of the Company’s administrators will be set by the General Meeting, and the Board of Directors will be liable for establishing their individual compensation. The compensation owed to the members of the Board of Directors for the exercise of their duties on said body and, as the case may be, on any of its Committees (or even on the Executive Board), shall not be cumulative. In the event of accumulation of positions, the member shall be entitled exclusively to the highest compensation among those attributed to the respective positions held. Proposed amendment to reflect governance improvement as provided in the new Shareholders' Agreement of the Control Block. Article 27. The Board of Directors is responsible for: (i) setting the general business policy of the Company; (ii) deciding on operational or expansion investments for the Company and its controlled companies in amounts greater than two hundred and forty million reais (R$240,000,000.00); (iii) deciding the Company’s Business Plan, which must include its short-, medium- and long-term business and strategic objectives as well as yearly and multi-year budgets, and monitoring implementation thereof; Article 27. The Board of Directors is responsible for: (i) setting the general business policy of the Company; (ii) deciding on operational or expansion investments for the Company and its controlled companies in amounts greater than two hundred and forty million reais (R$240,000,000.00); (iii) deciding the Company’s Business Plan, which must include its short-, medium- and long-term business and strategic objectives as well as yearly and multi-year budgets, and monitoring implementation thereof; Proposed amendment to reflect governance improvement as provided in the new Shareholders' Agreement of the Control Block, with content adhering to applicable rules and market practices. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects (iv) approving proposals for policies to be applied generally within the Company, including the contracting of insurance; (v) providing an opinion on the management report and financial statements at the end of each financial year, as well as on the proposal for the distribution of net profits ascertained, as well as allocation of reserves; (vi) approving the Operating Rules for the Board of Directors, which will rule on such subjects as the appointment of a Secretary and specialized committees to aid the Board in its decision-making process, as well as approving any Internal Rules of such committees; (vii) approving the criteria for the employee participation in the profit sharing program; (viii) appointing and dismissing the Directors of the Company and establishing their attributions and compensation, pursuant to the aggregate budget established by the General Meeting, the provisions of these bylaws and the Shareholders’ Agreements filed at the Company’s headquarters; (ix) monitoring management, examining at any time, the books and papers of the Company, requesting (iv) approving proposals for policies to be applied generally within the Company, including the contracting of insurance; (v) providing an opinion on the management report and financial statements at the end of each financial year, as well as on the proposal for the distribution of net profits ascertained, as well as allocation of reserves; (vi) approving the Operating Rules for the Board of Directors, which will rule on such subjects as the appointment of a Secretary and specialized committees to aid the Board in its decision-making process, as well as approving any Internal Rules of such committees; (vii) approving the criteria for the employee participation in the profit sharing program; (viii) appointing and dismissing the Directors of the Company and establishing their attributions and compensation, pursuant to the aggregate budget established by the General Meeting, the provisions of these bylaws and the Shareholders’ Agreements filed at the Company’s headquarters; (ix) monitoring management, examining at any time, the books and papers of the Company, requesting Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects information on contracts signed or due to be signed, and on any other acts; (x) appointing and replacing the independent auditors of the Company; (xi) calling the Annual and Extraordinary General Meeting(s); (xii) submitting to the General Meeting proposals regarding consolidation, spinoff, merger, merger of shares involving the Company or the winding-up thereof, as well as modifications to the bylaws, including increases in the Authorized Capital; (xiii) deciding on the participation of the Company in companies, partnerships, profit and non-profit associations or consortiums; (xiv) approving the acquisition of assets (except those classified under the item xv below) and the contracting of services of any kind by the Company and any of its controlled companies in the annual amounts exceeding four hundred and eighty million reais (R$480,000,000.), in accordance with the Company’s Business Plan; (xv) approving the acquisition of assets for the non-current assets (recorded under the item “investments”) of the Company or its controlled companies, in transactions information on contracts signed or due to be signed, and on any other acts; (x) appointing and replacing the independent auditors of the Company; (xi) calling the Annual and Extraordinary General Meeting(s); (xii) submitting to the General Meeting proposals regarding consolidation, spinoff, merger, merger of shares involving the Company or the winding-up thereof, as well as modifications to the bylaws, including increases in the Authorized Capital; (xiii) deciding on the participation of the Company in companies, partnerships, profit and non-profit associations or consortiums; (xiv) approving the acquisition of assets (except those classified under the item xv below) and the contracting of services of any kind by the Company and any of its controlled companies in the annual amounts exceeding four hundred and eighty million reais (R$480,000,000.), in accordance with the Company’s Business Plan; (xv) approving the acquisition of assets for the non-current assets (recorded under the item “investments”) of the Company or its controlled companies, in transactions Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects that contemplate, per transaction or jointly per fiscal year, amounts exceeding thirty percent (30%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed; (xvi) approving the execution of free-lease, disposal, assignment or transfer of assets pertaining to the non-current assets of the Company or its controlled companies in transactions which contemplate, per transaction or jointly per fiscal year, amounts exceeding ten percent (10%) of the noncurrent assets of the Company, pursuant to the latest annual balance sheet disclosed; (xvii) deciding on the encumbrance, disposal or fiduciary assignment of the assets pertaining to the non-current assets of the Company or its controlled companies in operations contemplating, per transaction or jointly per fiscal year, amounts exceeding twenty percent (20%) of the noncurrent assets of the Company, pursuant to the latest annual balance sheet disclosed, or exceeding three hundred and fifty million Reais (R$ 350,000,000.00), provided such limits do not apply to the encumbrance, assignment or fiduciary alienation by the Company or its controlled companies of any asset belonging to the non- that contemplate, per transaction or jointly per fiscal year, amounts exceeding thirty percent (30%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed; (xvi) approving the execution of free-lease, disposal, assignment or transfer of assets pertaining to the non-current assets of the Company or its controlled companies in transactions which contemplate, per transaction or jointly per fiscal year, amounts exceeding ten percent (10%) of the noncurrent assets of the Company, pursuant to the latest annual balance sheet disclosed; (xvii) deciding on the encumbrance, disposal or fiduciary assignment of the assets pertaining to the non-current assets of the Company or its controlled companies in operations contemplating, per transaction or jointly per fiscal year, amounts exceeding twenty percent (20%) of the noncurrent assets of the Company, pursuant to the latest annual balance sheet disclosed, or exceeding three hundred and fifty million Reais (R$ 350,000,000.00), provided such limits do not apply to the encumbrance, assignment or fiduciary alienation by the Company or its controlled companies of any asset belonging to the non- Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects current assets, which is performed to guarantee (a) financing of the acquisition of such asset and (b) legal proceedings filed by or against the Company or its controlled companies; (xviii) decide on the execution of contracts between the Company or any subsidiary of the Company on the one hand, and on the other hand, any of its related parties, as defined in the Company's policy that regulates this matter, in amounts greater than R$ 30,000,000.00 (thirty million reais) per operation or higher, together, to R$90,000,000.00 (ninety million reais) per fiscal year, considering that this refers to the set of related transactions, pursuant to the definition of related transactions provided in CVM Resolution No. 80/22; (xix) setting annual limits per transaction within which the Directors may, in accordance with the terms of Article 37, without prior authorization from the Board of Directors, contract loans, financing or capital market transactions whose applicable laws or regulations do not require authorization by the Board or the General Meeting, whether in Brazil or elsewhere; (xx) to approve the acquisition of raw materials, by the Company or any of its subsidiaries, in an annual value current assets, which is performed to guarantee (a) financing of the acquisition of such asset and (b) legal proceedings filed by or against the Company or its controlled companies; (xviii) decide on the execution of contracts between the Company or any subsidiary of the Company on the one hand, and on the other hand, any of its related parties, as defined in the Company's policy that regulates this matter, in amounts greater than R$ 30,000,000.00 (thirty million reais) per operation or higher, together, to R$90,000,000.00 (ninety million reais) per fiscal year, considering that this refers to the set of related transactions, pursuant to the definition of related transactions provided in CVM Resolution No. 80/22; (xix) setting annual limits per transaction within which the Directors may, in accordance with the terms of Article 37, without prior authorization from the Board of Directors, contract loans, financing or capital market transactions whose applicable laws or regulations do not require authorization by the Board or the General Meeting, whether in Brazil or elsewhere; (xx) to approve the acquisition of raw materials, by the Company or any of its subsidiaries, in an annual value Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects greater than the equivalent amount in Reais of US $ 350,000,000.00 (three hundred and fifty million dollars), by contract or sequence of similar contracts within of the same operation, considering the period of 12 (twelve) months from the first contract, observing that the acquisitions of raw material with related parties must follow the rule provided for in item “xviii”; (xxi) deciding on the granting or guarantees by the Company or its controlled companies for any value related to obligations assumed by third parties that are not controlled companies of the Company; (xxii) deliberating, within the limits of the Authorized Capital, on the issue of shares and subscription warrants by the Company, as well as of promissory notes for public distribution (“commercial paper”); (xxiii) approving the program for repurchase of shares of the Company or any of its publicly-held controlled company to be held in treasury or to be cancelled, as well as the subsequent divestment or cancellation of the respective shares, in accordance with the terms of the law and the rules published by the Brazilian Securities Commission; greater than the equivalent amount in Reais of US $ 350,000,000.00 (three hundred and fifty million dollars), by contract or sequence of similar contracts within of the same operation, considering the period of 12 (twelve) months from the first contract, observing that the acquisitions of raw material with related parties must follow the rule provided for in item “xviii”; (xxi) deciding on the granting or guarantees by the Company or its controlled companies for any value related to obligations assumed by third parties that are not controlled companies of the Company; (xxii) deliberating, within the limits of the Authorized Capital, on the issue of shares and subscription warrants by the Company, as well as of promissory notes for public distribution (“commercial paper”); (xxiii) approving the program for repurchase of shares of the Company or any of its publicly-held controlled company to be held in treasury or to be cancelled, as well as the subsequent divestment or cancellation of the respective shares, in accordance with the terms of the law and the rules published by the Brazilian Securities Commission; Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects (xxiv) approving the issue of debentures convertible into shares within the limit of the Authorized Capital, and the issue of debentures not convertible into shares; (xxv) approving the granting by the Company to its administrators employees, or individuals providing services to the Company or a company under its control, of stock options within the limit of its Authorized Capital and according to a plan approved by the General Meeting; (xxvi) approving the creation or granting of options to buy or sell shares by the Company and/or its controlled companies and, in the case of the latter, provided such creation or granting does not result in the admission of a new shareholder (other than one of its controlled companies) in such controlled company of the Company; (xxvii) approving the issue by the Company and its controlled companies of promissory notes regulated by the Brazilian Securities Commission; (xxviii) instructing the representatives of the Company and its controlled companies regarding the exercise of the voting right for the subjects set forth in (a) items i, ii, iii, vi, vii and xi; in such cases, provided it represents the admission of a partner other than the Company and/or (xxiv) approving the issue of debentures convertible into shares within the limit of the Authorized Capital, and the issue of debentures not convertible into shares; (xxv) approving the granting by the Company to its administrators employees, or individuals providing services to the Company or a company under its control, of stock options within the limit of its Authorized Capital and according to a plan approved by the General Meeting; (xxvi) approving the creation or granting of options to buy or sell shares by the Company and/or its controlled companies and, in the case of the latter, provided such creation or granting does not result in the admission of a new shareholder (other than one of its controlled companies) in such controlled company of the Company; (xxvii) approving the issue by the Company and its controlled companies of promissory notes regulated by the Brazilian Securities Commission; (xxviii) instructing the representatives of the Company and its controlled companies regarding the exercise of the voting right for the subjects set forth in (a) items i, ii, iii, vi, vii and xi; in such cases, provided it represents the admission of a partner other than the Company and/or Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects any of its controlled companies; (b) item v, when related to change of the corporate purpose; and (c) items ix and xii, all from Article 17 hereof, always with the exception of operations and transactions already approved by the Board of Directors; (xxix) deciding, within the limits of its authority, on cases not covered by these bylaws; (xxx) authorizing the waiver of the right to subscribe for shares or debentures convertible into shares of subsidiaries, controlled companies, provided it entails loss of control by the Company or associated companies and provided it results in an alteration greater than five percent (5%) of the interest held by the Company; and (xxxi) to decide annually on the maintenance or adjustment by the IPCA index or another officially recognized inflation index that may replace it, of the amounts and limits set forth in items II, XIV, XVII, XVIII, and XX of Article 26 of these Bylaws. any of its controlled companies; (b) item v, when related to change of the corporate purpose; and (c) items ix and xii, all from Article 17 hereof, always with the exception of operations and transactions already approved by the Board of Directors; (xxix) deciding, within the limits of its authority, on cases not covered by these bylaws; (xxx) authorizing the waiver of the right to subscribe for shares or debentures convertible into shares of subsidiaries, controlled companies, provided it entails loss of control by the Company or associated companies and provided it results in an alteration greater than five percent (5%) of the interest held by the Company; and (xxxi) to decide annually on the maintenance or adjustment by the IPCA index or another officially recognized inflation index that may replace it, of the amounts and limits set forth in items II, XIV, XVII, XVIII, and XX of Article 26 of these Bylawsshall be responsible for deliberating on: a) (i) merger, spin-off, consolidation or merger of shares involving Controlled or Affiliated companies of Braskem, (ii) the transformation of such Controlled or Affiliated companies into another corporate type, Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects or (iii) any other corporate restructuring transaction involving such Controlled or Affiliated companies, including the participation in a group of companies, as defined in Article 265 of the Brazilian Corporation Law; b) the creation or granting of options to buy or sell shares by the Controlled or Affiliated companies. For the sake of clarity, this matter shall only be subject to deliberation in the scope of Affiliated companies provided that such creation or granting results in the admission of a new shareholder (other than another Controlled or Affiliated company of Braskem) in such Controlled or Affiliated company of Braskem; c) the terms and conditions of share repurchase programs of Braskem and/or its publicly-held Controlled or Affiliated companies; d) the participation of Braskem or the Controlled or Affiliated companies in companies, partnerships, profit or non-profit associations or consortiums, as well as the transfer or termination of such participation; e) the free-lease, disposal, assignment or transfer of assets pertaining to the non-current assets of Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects Braskem or any Controlled or Affiliated company that represent, per transaction or jointly in a set of transactions in a given fiscal year, amount(s) exceeding 1% (one percent) of the non-current assets of Braskem, pursuant to the latest annual balance sheet disclosed; f) the acquisition of assets to be included in the non-current assets of Braskem or any Controlled or Affiliated company that represent, per transaction (individually considered) or jointly in a set of transactions in a given fiscal year, amount(s) exceeding 1% (one percent) of the non-current assets of Braskem or the respective controlled company, pursuant to the latest annual balance sheet disclosed; g) the encumbrance, disposal or fiduciary assignment of assets of the non-current assets of Braskem or any Controlled or Affiliated company that represent, per transaction (individually considered) or jointly in a set of transactions in a given fiscal year, amount(s) exceeding (A) 1% (one percent) of the non-current assets of Braskem or the respective Controlled or Affiliated company, pursuant to the Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects latest annual balance sheet disclosed, or (B) R$ 350,000,000.00 (three hundred and fifty million reais), prevailing the lower between “A” and “B”, provided that such limits do not apply to the encumbrance, assignment or fiduciary alienation by Braskem or any Controlled or Affiliated company of any non-current asset performed to guarantee (X) the financing of the acquisition of such asset and (Y) judicial proceedings filed by or against Braskem or its Controlled or Affiliated companies; h) the acquisition of assets (excluding those that fall under item “f” above) and the contracting of services of any nature by Braskem and Controlled or Affiliated companies in annual amounts exceeding R$ 480,000,000.00 (four hundred and eighty million reais), per contract or sequence of similar contracts, agreements or arrangements within the same operation; i) the execution of contracts, except for those for the supply of raw materials, between, on one side, Braskem and/or any of its Controlled or Affiliated companies, and, on the other side, any of its Controller(s), any administrator of Braskem or its Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects respective Controlled, Affiliated or Related Parties, in amounts exceeding R$ 30,000,000.00 (thirty million reais) per operation, or jointly exceeding R$ 90,000,000.00 (ninety million reais) per fiscal year; j) the acquisition of raw materials, by Braskem and any of its Controlled companies, in an annual amount exceeding the equivalent in Reais of US$ 350,000,000.00 (three hundred and fifty million dollars), per contract or sequence of similar contracts within the same operation, considering the period of 12 (twelve) months from the first contract; k) the granting of guarantees by Braskem or its Controlled or Affiliated companies, of any value, in relation to obligations assumed by a Person that is not a Controlled or Affiliated company of Braskem, and the granting of guarantees by Braskem or Controlled or Affiliated companies in proportion exceeding the (direct or indirect) participation of Braskem in such Controlled or Affiliated companies of Braskem; l) the realization of operational or expansion investments of Braskem or its Controlled or Affiliated Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects companies in an amount exceeding R$ 240,000,000.00 (two hundred and forty million reais); m) the internal policies of Braskem, including the financial and insurance contracting policy of the Company; n) the election and removal of the members of the Committees, in accordance with the rules and guidelines provided in the respective regulations of the Committees; o) the terms and conditions and any amendments to the internal regulations of the Board of Directors and the Committees of the Company, as well as to the internal regulations of the Executive Board of the Company, which shall provide for the specific authority limits and attributions of the Officers; p) annual fixing of the global annual limit for fundraising by the Company and its Controlled and Affiliated companies, as well as the fixing of the limits, per operation, within which the Officers may contract loans or financing in the country or abroad; q) approval or review of the business plan of Braskem; Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects r) the annual budget of Braskem and any material subsequent amendments; s) the election and removal of the members of the Executive Board of Braskem, as well as the administrators (and other statutory members) of the Controlled and Affiliated companies; t) (a) the issuance, by Braskem, of shares within the limit of the Authorized Capital; and (b) proposal, to the General Meeting of Braskem, of the issuance of shares above the limit of the Authorized Capital or expansion of the limit of the Authorized Capital; u) selection or replacement of the independent auditors of Braskem and the Controlled or Affiliated companies of Braskem; v) the practice of acts that imply waiver and/or restriction, by Braskem and/or by its Controlled or Affiliated companies, of rights with an aggregate value exceeding R$ 100,000,000.00 (one hundred million reais); w) the performance, by Braskem, its Controlled or Affiliated companies, of any gratuitous act involving amounts exceeding R$ 100,000,000.00 (one hundred million reais); Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects x) the conditions for the granting of stock options (stock options plans) and/or subscription bonuses under long-term incentive plans for ratification by the Company's General Meeting y) the terms and conditions for conducting any public or private offering of securities issued by Braskem for subsequent ratification by Braskem's General Meeting; and z) the approval of the exercise and orientation of the vote to be cast by Braskem in the General Meeting (or equivalent body) of its Controlled or Affiliated companies, regarding the matters listed above, except for operations, transactions and businesses that have already been approved by the Board of Directors of Braskem. Article 28. The Chairman of the Board of Directors, in accordance with the Operating Rules of the Board of Directors, will be responsible for the following actions: a) calling and directing the meetings of the Board of Directors; and b) calling the General Meeting, subject to approval by the Board of Directors. Article 28. The Chairman of the Board of Directors, in accordance with the Operating Rules of the Board of Directors, will be responsible for the following actions: In compliance with the internal regulations of the Board, and without prejudice to other provisions in the Shareholders’ Agreements filed at the Company’s headquarters, the following are competent: (i) the Proposed amendment to improve governance by clarifying the respective roles of such positions, as provided in the new Shareholders' Agreement of the Control Block. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects Chairman of the Board of Directors: (a) calling and directing the meetings of the Board of Directors; and (b) calling the General Meeting, subject to approval authorization by the Board of Directors; and (c) the Vice-Chairman of the Board of Directors: assisting the Chairman of the Board of Directors in the organization and conduct of the work of the body and other duties that may be assigned by the Chairman of the Board, within the limits of the internal regulations. Article 29. The Vice-Chairman, or in his/her absence, whoever is nominated by the Chairman under the terms of Article 22, will be responsible for replacing the Chairman whenever the latter is absent or incapacitated and, further, in the event of a vacancy, will occupy the position of Chairman until a new incumbent is elected. [Provision deleted] Proposed amendment to reflect the provisions of the new Shareholders' Agreement of the Control Block. CHAPTER VII – COMPLIANCE AND AUDIT Article 30. The Company will have a permanent Compliance and Audit Committee set pursuant to the Bylaws, advisory body directly linked to the Board of Directors, composed of five (5) members elected by the Board of Directors. Article 30 29. The Company will have a permanent Compliance and Audit Committee set pursuant to the Bylaws, advisory body directly linked to the Board of Directors, composed of five (5) members elected by the Board of Directors, whose composition, impediments The proposed amendments simplify the bylaws-level rules governing the Audit Committee, which will be regulated by its Internal Regulations. Given the considerable number of statutory committees (advisory to the Board of Directors) now incorporated into the bylaws, Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects and independence criteria shall comply with the applicable legislation and regulations, especially CVM Resolution No. 23/21 or any normative act that may replace it, as well as the internal rules of the Company. the same approach will apply to the others (detailed in their regulations), in furtherance of bylaws simplification and in line with market practice. First Paragraph - The Compliance and Audit Committee set pursuant to the Bylaws shall have in its composition (i) 3 (three) independent members of its Board of Directors pursuant to the Company's own policy; and (ii) 2 (two) members who are not members of the Board of Directors, chosen in accordance with paragraph 2. First Paragraph - The Compliance and Audit Committee set pursuant to the Bylaws shall have in its composition (i) 3 (three) at least 1 (one) independent members of its Board of Directors pursuant to the Company's own policy; and (ii) 2 (two) and at least 1 (one) members who areis not a members of the Board of Directors, chosen in accordance with paragraph 2. The proposed amendments seek to adjust the Audit Committee composition to comply with the Sarbanes-Oxley Act, which is applicable to the operation of the Audit Committee. Second Paragraph - The 2 (two) non-participating members of the Board of Directors shall be independent members, pursuant to CVM Resolution No. 23/21 or any other that may replace it, and shall be chosen by the said body among those indicated in the list, to be submitted by the Chairman of the Board of Directors, drawn up by a specialized company with proven experience, and the indication of names by shareholders is not allowed. [Provision deleted] The proposed amendments simplify the bylaws-level rules governing the Audit Committee, which will be regulated by its Internal Regulations. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects Third Paragraph - The instrument of investiture of the members of the Statutory Compliance and Audit Committee shall include their submission to the arbitration clause referred to in these Bylaws. [Provision deleted] The proposed amendments simplify the bylaws-level rules governing the Audit Committee, which will be regulated by its Internal Regulations. Forth Paragraph - For the purposes of complying with CVM Resolution No. 23/21, at least 1 (one) of the 3 (three) members of the Company's Board of Directors who are members of the Compliance and Audit Committee set pursuant to the Bylaws must simultaneously meet the independence criteria provided for in the the Company's own policy and the independence criteria provided for in CVM Resolution 23/21 or any other that may replace it. [Provision deleted] The proposed amendments simplify the bylaws-level rules governing the Audit Committee, which will be regulated by its Internal Regulations. Fifth Paragraph - The members of the Compliance and Audit Committee set pursuant to the Bylaws will be elected for a term of 02 (two) years and will hold their positions for a maximum of 10 (ten) years. [Provision deleted] The proposed amendments simplify the bylaws-level rules governing the Audit Committee, which will be regulated by its Internal Regulations. Sixth Paragraph - For the members of the Compliance and Audit Committee set pursuant to the Bylaws who are members of the Board of Directors, the resignation or removal of the position of member of the Board of Directors will automatically result in the resignation or [Provision deleted] The proposed amendments simplify the bylaws-level rules governing the Audit Committee, which will be regulated by its Internal Regulations. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects removal, as the case may be, of the position of member of the Compliance and Audit Committee set pursuant to the Bylaws. Seventh Paragraph - At least one of the members of the Compliance and Audit Committee set pursuant to the Bylaws must have recognized knowledge in the areas of corporate accounting, auditing and finance, which characterizes him as a financial expert, pursuant to CVM Resolution No. 23/21 or any other that replace it, the US laws applicable to the Company and listing rules to which the Company is subject, and the financial specialist may or may not be a member of the Board of Directors. [Provision deleted] The proposed amendments simplify the bylaws-level rules governing the Audit Committee, which will be regulated by its Internal Regulations. Eighth Paragraph - The participation of Directors and employees of the Company, its subsidiaries, parent company, affiliates or companies under common control, directly or indirectly, in the Compliance and Audit Committee set pursuant to the Bylaws is prohibited. [Provision deleted] The proposed amendments simplify the bylaws-level rules governing the Audit Committee, which will be regulated by its Internal Regulations. Ninth Paragraph - The Compliance and Audit Committee set pursuant to the Bylaws will have its own internal regulations approved by the Board of Directors which will describe in detail its functions, as well as its operating procedures and attributions of its Coordinator. [Provision deleted] The proposed amendments simplify the bylaws-level rules governing the Audit Committee, which will be regulated by its Internal Regulations. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects Tenth Paragraph - The exercise of the activities of the members of the Compliance and Audit Committee set pursuant to the Bylaws, as well as its internal regulations, shall comply with the rules provided for in Brazilian regulations, especially in CVM Resolution 23/21, and in the United States, including the provisions of Sarbanes–Oxley Act and in the rules issued by the Securities and Exchange Commission - SEC. [Provision deleted] The proposed amendments simplify the bylaws-level rules governing the Audit Committee, which will be regulated by its Internal Regulations. Article 31. The Company must maintain an area dedicated to the activities of compliance, which will be led by an integral part of high hierarchy. Such member will report directly to the Compliance and Audit Committee set pursuant to the Bylaws and said member will not be subordinated or connected to any other area or any other Officer of the Company, and said member will have the powers required to ensure the fulfillment of his/her function in an independent manner. [Provision deleted] The proposed amendments simplify the bylaws-level rules governing the CCAE, which will be regulated by its Internal Regulations. Third Paragraph - The instrument of investiture of the members of the Statutory Compliance and Audit Committee shall include their submission to the arbitration clause referred to in these Bylaws. Third Second Paragraph - The instrument of investiture of the members of the Statutory Compliance and Audit Committee, as well as members of the other Committees, shall include their submission to the arbitration clause referred to in these Bylaws. Proposed amendment for renumbering and for the conformity of the other committees to the same rule. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects CHAPTER VIII – BOARD OF EXECUTIVE OFFICERS Article 32. The Executive Board will consist of at least four (4) and at most ten (10) individuals, with one Chief Executive Officer elected by the Board of Directors and removable thereby at any time, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters. Article 32 30. The Executive Board will consist of at least four (4) and at most ten (10) individuals, with one Chief Executive Officer elected by the Board of Directors and removable thereby at any time, obsCompany shall have an Executive Board composed of professionals with recognized competence and experience for the exercise of their function, in accordance with the requirements set forth and detailed in the internal regulations of the People and Organization Committee, composed of 8 (eight) statutory officers, namely (i) one Chief Executive Officer – CEO, (ii) one Chief Financial and Investor Relations Officer, (iii) one Chief Corporate Affairs Officer, (iv) one Chief Engineering the provisions in the Shareholders’ Agreement filed at the Company’s headquart, Technology and Innovation Officer, (v) one Chief Governance and Compliance Officer, (vi) one Chief Consumer Market and Logistics Officer, (vii) one Chief Operations Officer; and (viii) one Chief Legal Officer. Proposed amendment to reflect the new composition of the Board of Executive Officers and governance, as provided in the new Shareholders' Agreement of the Control Block. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects No corresponding provision in the current Bylaws. Paragraph 1. The deliberations of the Executive Board shall be taken by the vote of the majority of those present, which shall include the vote of at least one Operational Officer (as defined below) and one Institutional Officer (as defined below), and shall be duly recorded. Proposed amendment for governance improvement as provided in the new Shareholders' Agreement of the Control Block. No corresponding provision in the current Bylaws. Paragraph 2. The Executive Board shall act as a collegiate body in the situations established in these Bylaws or in the internal regulations of the Executive Board approved by the Board of Directors, it being further understood that the Officers of the Company may not submit matters for deliberation by the Board of Directors without such matters first being submitted: (i) to the consideration, knowledge and collegiate manifestation of the Executive Board, observing the authority levels defined in these bylaws and/or in the internal regulations of the Executive Board approved by the Board of Directors; and (ii) to the opinion of the relevant Committees. Proposed amendment for governance improvement as provided in the new Shareholders' Agreement of the Control Block. No corresponding provision in the current Bylaws. Paragraph 3. In the event of a tie in deliberations of the Executive Board, the matters set forth in items “a”, “c”, “d”, “f”, “h”, “i”, “k” and “p” of Article 34 of Proposed amendment for governance improvement as provided in the new Shareholders' Agreement of the Control Block. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects these Bylaws shall be referred to the Board of Directors for resolution, as well as any other matters that constitute the original competence of the Board of Directors and that, by statutory force, must be previously assessed by the Executive Board prior to their submission to the Board. No corresponding provision in the current Bylaws. Paragraph 4. In the other matters within the competence of the Executive Board not covered by the previous Paragraph, a tie shall imply the suspension of the deliberation, so that the matter is reconsidered at a subsequent Executive Board meeting, to be held within 30 calendar days. If the tie is maintained, the matter shall be considered not approved. Proposed amendment for governance improvement as provided in the new Shareholders' Agreement of the Control Block. Article 33. The Executive Board officers will have a term of office of three (3) years. Article 33 31. The Executive Board officers will have a term of office of three two (32) years, with reelection being permitted. Proposed amendment for governance improvement as provided in the new Shareholders' Agreement of the Control Block. In view of the governance balance among the Control Block, the terms of office of the Board of Directors and the Board of Executive Officers will become coinciding and parallel. First Paragraph - The Officers will take office by signing the instruments of investiture drawn up in the Book of First Paragraph - The Officers will take office by signing the instruments of investiture drawn up in the Book of Proposed amendment for drafting improvement. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects Minutes of the Executive Board’s Meetings, as well as the other documents required by the applicable legislation and the Instrument of Consent of Administrators set forth in the Regulation, and the polices in effect for the Company, and will remain in their positions with full exercise of their duties until their substitutes take office. Minutes of the Executive Board’s Meetings, as well as the other documents required by the applicable legislation and the Iinstrument of Cconsent of Aadministrators set forth in the Regulation,to the regulations applicable to the Executive Board and the policies in effect for the Company, and will remain in their positions with full exercise of their duties until their substitutes take office. Second Paragraph - The instrument of investiture of the Officers shall include their submission to the arbitration clause referred to in these Bylaws. N/A N/A Article 34. In the absence or impairment of any Officer, the Chief Executive Officer will be responsible for nominating, from among the other Officers, his/her substitute who shall accrue both duties, observing the provisions of the Shareholders’ Agreement filed at the Company’s headquarters. Article 34 32. In the absence or impairment of any Officer, the Chief Executive Officer will be responsible for nominating, from among the other Officers, his/her substitute who shall accrue both duties, observing the provisions of the Shareholders’ Agreement filed at the Company’s headquarters. Proposed amendment for renumbering. Sole Paragraph - In the absence or temporary impairment of the Chief Executive Officer, the Chairman of the Board of Directors will be responsible for designating his/her substitute. Sole Paragraph - In the absence or temporary impairment of the Chief Executive Officer, the Chairman of the Board of Directors will be responsible for Chief Executive Officer shall designatinge his/her substitute. Proposed amendment to reflect the new governance as provided in the new Shareholders' Agreement of the Control Block. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects Article 35. In the event of a vacancy in the position of Officer, the Board of Directors will be responsible for electing a substitute to hold the office for the remaining period of the term of office, observing the provisions of the Shareholders’ Agreement filed at the Company’s headquarters. Article 35 33. In the event of a vacancy in the position of Officeror permanent or temporary incapacity of any position of the Executive Board, the Board of Directors wishall be responsible for electing a substitute to hold the office for the remaining period of the term of office, observing the provisions of the Shareholders’ Agreement filed at the Company’s headquarters. Proposed amendment for drafting improvement as provided in the new Shareholders' Agreement of the Control Block. Article 36. The Executive Board will be responsible for: a) carrying out all actions necessary for the functioning of the Company, except those that, by law or by these bylaws, are assigned to other bodies; b) preparing the annual management report, the financial statements and the proposal for allocation of income for the fiscal year, all of which will be submitted to the Board of Directors and the General Meeting; Article 36 34. The Executive Board will shall be responsible for: a) carrying out all actions necessary for the functioning of the Company, except those that, by law or by these bylaws, are assigned to other bodies; b, as well as: a) preparing the annual management report, the financial statements and the proposal for allocation of income for the fiscal year, all of which will be submitted to the Board of Directors for assessment and to the General Meeting; for approval; b) approving amendments to the organizational structure of the Company; c) preparing the proposal of the business plan of Braskem and submitting it for approval by the Board of Directors; Proposed amendment to reflect governance improvement as provided in the new Shareholders' Agreement of the Control Block, in line with market practices. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects d) preparing the proposal of the annual budget of Braskem, as well as any non-material subsequent amendments thereto, and submitting it for approval by the Board of Directors; e) contracting loans, financing or capital market operations, observing the cases in which authorization from the Board of Directors or the General Meeting is required, in accordance with the legislation or regulations in force, as well as the annual limits per operation set by the Board of Directors; f) preparing the policies for general application within the Company to be submitted for approval by the Board of Directors; g) approving the opening, transfer or closing of branches, agencies or offices, in any part of Brazilian territory or abroad; h) granting, on behalf of Braskem, guarantees to its Controlled or Affiliated companies; i) approving the technical-economic evaluation criteria for investment projects, with the respective plans for delegation of responsibility for their execution and implementation; Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects j) approving the chart of accounts, basic criteria for determination of results, amortization and depreciation of invested capital, and changes in accounting practices; k) approving the corporate manuals and rules of governance, accounting, finance, personnel administration, contracting and execution of works and services, supply and disposal of materials and equipment, operations and other corporate rules necessary for the guidance of the operation of the Company; l) approving the rules for the assignment of use, lease or rental of real estate owned by the Company; m) approving collective bargaining agreements or conventions, as well as the filing of collective labor disputes; n) ensuring the implementation of the strategic plan and the multi-year plans and annual programs of expenditures and investments of the Company with the respective projects, observing the budgetary limits approved; o) deliberating on trademarks and patents, names and insignias; Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects p) authorizing the filing of claims in judicial or arbitral proceedings, as well as acts of settlement in such proceedings, establishing delegation authority levels; q) approving the practice of acts implying judicial or extrajudicial waiver or settlement, as well as arbitration commitment, establishing delegation authority levels; r) approving free-lease, disposal, assignment or transfer of assets of the non-current assets of Braskem or its controlled companies that represent, per transaction or jointly in a set of transactions in a given fiscal year, amount(s) of up to 1% (one percent) of the non-current assets of Braskem, pursuant to the latest annual balance sheet disclosed; s) approving the acquisition of assets to be included in the non-current assets of Braskem or any controlled company that represent, per transaction (individually considered) or jointly in a set of transactions in a given fiscal year, amount(s) up to 1% (one percent) of the non-current assets of Braskem or the respective Controlled or Affiliated Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects company, pursuant to the latest annual balance sheet disclosed; t) approving the encumbrance, disposal or fiduciary assignment of non-current assets of Braskem or its controlled companies that represent, per transaction (individually considered) or jointly in a set of transactions, in a given fiscal year, amount(s) up to (A) 1% (one percent) of the non-current assets of Braskem or the respective Controlled or Affiliate, pursuant to the last annual balance sheet disclosed, or (B) R$ 350,000,000.00 (three hundred and fifty million reais), whichever is lower between "A" and "B", provided, however, that these limits do not apply to the encumbrance, assignment or fiduciary disposal by Braskem (or by its Controlled or Affiliated companies) of any non-current asset made to secure (X) the financing of the acquisition of such asset and (Y) legal proceedings filed by or against Braskem or its Controlled or Affiliated companies; u) approving the acquisition of assets (excluding those covered under item "s" above) and the contracting of services of any nature by Braskem and its controlled companies in annual amounts of up to Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects R$ 480,000,000.00 (four hundred and eighty million reais), per contract or sequence of similar contracts, agreements or arrangements within the same transaction; v) approving the execution of contracts, except for those for the supply of raw materials, between, on one side, Braskem and/or any of its Controlled or Affiliated companies, and, on the other side, any of its Controller(s), any administrator of Braskem or its respective Controlled, Affiliated or Related Parties, in amounts of up to R$ 30,000,000.00 (thirty million reais) per operation or up to, jointly, R$ 90,000,000.00 (ninety million reais) per fiscal year; w) approving the acquisition of raw materials, by Braskem and any of its Controlled companies, in an annual amount up to the equivalent in Reais of US$ 350,000,000.00 (three hundred and fifty million dollars), per contract or sequence of similar contracts within the same operation, considering the period of 12 (twelve) months from the first contract; x) approving the realization of operational or expansion investments by Braskem and its Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects Controlled companies of up to R$ 240,000,000.00 (two hundred and forty million reais); and y) exercising the competencies set forth in items (g), (h), (i), (j) and (l) of Article 27 of these Bylaws, below the authority limits that establish the competencies of the Board of Directors for the same matters, observing the internal distribution of authority limits to be approved by the Board of Directors. Article 37. The Chief Executive Officer will be responsible for: a) proposing the overall organizational macrostructure of the Company to the Board of Directors; b) defining the areas of authority and coordinating the actions of the Officers in implementing the Company’s Business Plan; c) calling and presiding over meetings of the Executive Board; d) submitting the Business Plan to approval by the Board of Directors; and e) proposing polices to the Board of Directors for general application in the Company. Article 37 35. The Chief Executive Officer will be responsible for: a) proposing the overall organizational macrostructure of the Company to the Board of Directors; b, individually: a) defining the areas of authority responsibility and coordinating the actions of the Officers in implementing the Company’s Business Plan; c and b) calling and presiding over meetings of the Executive Board; d) submitting the Business Plan to approval by the Board of Directors; and e) proposing polices to the Board of Directors for general application in the Company. Proposed amendment for renumbering and governance improvement as provided in the new Shareholders' Agreement of the Control Block. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects Article 38. The remaining Officers will be responsible for carrying out actions and managing within the attributions defined in the basic management structure. Article 38 36. The remaining Officers will be responsible for, individually: a) carrying out actions and managing within the attributions defined in the basic management structure; b) implementing the strategic plan and budget approved by the Board of Directors; c) managing, supervising and evaluating the performance of the activities of the units under their direct responsibility, as well as to perform management acts related to such activities. Proposed amendment to reflect the provisions of the new Shareholders' Agreement of the Control Block. Sole Paragraph – Without prejudice to the provisions of Article 39 hereof, any two (2) Officers shall represent the Company as either plaintiff or defendant, in or out of court. [Provision deleted] Proposed amendment to reflect governance improvement and balance as provided in the new Shareholders' Agreement of the Control Block to be entered into. Article 39. The Company may nominate attorneys-in-fact and the relevant document must be signed by two members of the Executive Board. Article 39 37. The Company may nominate attorneys-in-fact, and the relevant document must be signed by two members of the Executive Board, observing the composition set forth in items (b), (c) and (d) of Article 38 of these Bylaws. Proposed amendment for drafting improvement. Sole Paragraph - The powers of attorney must specify the powers granted and the duration of the term office, which shall be limited to a maximum of one (1) year, except for those granted for representation of the Company in legal Sole Paragraph - The p Powers of attorney must shall specify the powers granted and the duration of the term office mandate, which shall be limited to a maximum of one (1) year, except for those granted to attorneys for Proposed amendment to reflect improvement as provided in the new Shareholders' Agreement of the Control Block to be entered into. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects or administrative proceedings or which the exercise thereof until the conclusion of the issue or proceeding is essential to the term of office. representation of the Company in legal judicial or administrative proceedings, or where it is essential to the mandate that it be exercised until the conclusion of the matter which the exercise thereof until the conclusion of the issue or proceeding is essential to the term of office. Article 40. Except for the cases established in these Bylaws, the Company will only be bound by documents signed jointly by: a) 2 (two) Officer; or b) 1 (one) Officer and one Attorney-in-Fact, or 2 (two) Attorneys-in-Fact with specific powers granted in accordance with Article 38 of these Bylaws. Article 40 38. Except for the cases established in these Bylaws, the Company will only be bound by documents signed jointly by: a) 2 (two) OfficerThe Company will only be bound by documents signed jointly by: a) 2 (two) Officers jointly, one of whom shall necessarily be (i) (i.a) the Chief Engineering, Technology and Innovation Officer; or (i.b) the Chief Consumer Market and Logistics Officer; or (i.c) the Chief Operations Officer (“Operational Officers”), and the other shall necessarily be (ii) (ii.a) the Chief Financial and Investor Relations Officer; or (ii.b) the Chief Governance and Compliance Officer; or (ii.c) the Chief Legal Officer (“Institutional Officers”); or b) 1 (one) Operational Officer and 1 (one) Attorney-in-Fact, provided that the respective power-of-attorney instrument has been granted by 1 (one) Institutional Proposed amendment to reflect governance improvement and balance as provided in the new Shareholders' Agreement of the Control Block. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects Officer, with specific powers conferred in accordance with Article 37 of these Bylaws; or b c) 1 (one) Institutional Officer and 1 (one) Attorney-in-Fact, or 2 (two) Attorneys-in-Factprovided that the respective power-of-attorney instrument has been granted by 1 (one) Operational Officer, with specific powers conferred in accordance with Article 37 of these Bylaws; or d) 2 (two) Attorneys-in-Fact, the respective instrument being signed by 2 (two) Officers jointly, mandatorily 1 (one) Operational Officer and 1 (one) Institutional Officer, with specific powers grantconferred in accordance with Article 387 of these Bylaws. First Paragraph - The following acts may only be signed by 1 (one) Officer, or by 1 (one) Attorney-in Fact, appointed according to these Bylaws: a) the endorsement of checks and money orders for deposit in the Company’s bank account; b) authorizations to make transactions in the blocked account of the Unemployment Compensation Fund (FGTS); [Provision deleted] Proposed amendment has been transferred to the new Article 38 and adjusted to reflect the new governance as provided in the new Shareholders' Agreement of the Control Block. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects c) the registration and issue of documents regarding to labor, tax and customs and digital certification related matters; and d) the receipt of any amounts due by signing the receipts and giving release. Second Paragraph - In special cases, express powers may be granted to only one Officer or Attorney-in-Fact in order to carry out acts specified in the relevant documents, with due regard to the rule set forth in the Article 38 of these Bylaws. [Provision deleted] Proposed amendment has been transferred to the new Article 38 and adjusted to reflect the new governance as provided in the new Shareholders' Agreement of the Control Block. Article 41. The Executive Board will meet when summoned by the Chief Executive Officer. Article 41 39. The Executive Board will meet (i) ordinarily, at the frequency to be determined (a) at a meeting of the Executive Board or, if applicable, (b) in its internal regulations, and (ii) extraordinarily, when summoned by the Chief Executive Officer. Proposed amendment for renumbering and to reflect governance refinement as provided in the new Shareholders' Agreement of the Control Block. Sole Paragraph - The Executive Board may meet with at least half of its current members in attendance, with the Chief Executive Officer or his/her alternate included among them, in accordance with Article 33, Sole Paragraph. Sole Paragraph - The Executive Board may meet with at least half of its current members in attendance, with the Chief Executive Officer or his/her alternate included among them, in accordance with Article 33, Sole Paragraph. Proposed amendment to reflect governance refinement as provided in the new Shareholders' Agreement of the Control Block. Article 42. The Executive Board is prohibited from: Article 42 40. The Executive Board is prohibited from: Proposed amendment for renumbering and drafting improvement. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects a) taking out loans with institutions that are not members of the official or private banking network, whether within Brazil or abroad, unless expressly authorized by the Board of Directors; b) performing acts of any nature relating to business or operations that are not consistent with the Company’s objectives, such as the provision of guarantees on third-party liabilities, except to controlled companies, or if expressly authorized by the Board of Directors. a) taking out loans with institutions that are not members of the official or private banking network, whether within Brazil or abroad, unless expressly authorized by the Board of Directors; b) performing acts of any nature relating to business or operations that are not consistent with the Company’s objectives, such as the provision of guarantees on third-party liabilities, except to cControlled companiesor Affiliated companies of Braskem, or if expressly authorized by the Board of Directors. CHAPTER IX – FISCAL COUNCIL BOARD Article 43. The Fiscal Board, composed of up to five (5) members and their alternates, elected by the General Meeting, pursuant to the provisions of the Shareholders’ Agreements filed at the Company’s headquarters shall operate on a permanent basis, in accordance with the Law. Article 43 41. The Fiscal Board, composed of up to five (5) members and their alternates, elected by the General Meeting, pursuant to the provisions of the Shareholders’ Agreements filed at the Company’s headquarters shall operate on a permanent basis, in accordance with the Law. Proposed amendment for renumbering. Sole Paragraph - The holders of non-voting preferred shares or with restricted voting rights, will be entitled to elect one member and his/her respective alternate. Minority shareholders will be assured the same right, N/A N/A Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects provided that they jointly represent ten per cent (10%) or more of the voting shares. Article 44. The Fiscal Board will be effective for one (1) year, re-election permitted, and the election shall always take place during the Annual General Meeting. Article 44 42. The Fiscal Board will be effective for one (1) year, re-election permitted, and the election shall always take place during the Annual General Meeting. Proposed amendment for renumbering. First Paragraph – The members of the Fiscal Board will be invested in office upon the execution of deeds of investiture drawn-up in the Book of Minutes of the Fiscal Board Meetings, as well as the other documents required by the applicable legislation and the instrument of consent and/or adhesion to the polices in effect at the Company, and the instrument of investiture shall include their submission to the arbitration clause referred to in these Bylaws, remaining in their posts with full exercise of their duties until their substitutes take office. N/A N/A Second Paragraph – In the event of a vacancy in the position of Director, the substitute shall automatically become its respective alternate in case no other Member is appointed by the remaining Directors form among the substitutes Directors, pursuant to the provision of the Shareholders’ Agreements filed at the Company’s headquarters, and shall act until the first General Meeting Second Paragraph – In the event of a vacancy in the position of Director, the substitute shall automatically become its respective alternate in case no other Member is appointed by the remaining Directors form among the substitutes Directors, pursuant to the provision of the Shareholders’ Agreements filed at the Company’s headquarters, and shall act until the first General Meeting Proposed amendment for governance adjustment as provided in the new Shareholders' Agreement of the Control Block. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects in which its name may be ratified or replaced by the shareholders. The substitute elected to fill the vacant position shall complete the remaining management term of the replaced member. in which its name may be ratified or replaced by the shareholders. The substitute elected to fill the vacant position shall complete the remaining management term of the replaced member. Third Paragraph – The Fiscal Board shall adopt its own Set of Rules, which will establish procedures regarding its duties. N/A N/A No corresponding provision in the current Bylaws. Paragraph 4. Persons holding management positions (whether as director, officer, or holding any other position) in petrochemical companies that may be considered competitors may not be elected to the Fiscal Board of the Company. Proposed amendment for governance improvement as provided in the new Shareholders' Agreement of the Control Block. Article 45. The members of the Audit Committee will receive the compensation established by the Meeting that elects them, observing the relevant terms of the law. Article 45 43. The members of the Audit Committee will receive the compensation established by the Meeting that elects them, observing the relevant terms of the law. Proposed amendment for renumbering and correction of a material error. CAPÍTULO X – EXERCÍCIO SOCIAL, DEMONSTRAÇÕES FINANCEIRAS E DISTRIBUIÇÃO DE LUCROS Article 46. The financial year begins on January 1 and ends on December 31 of each year. Article 46 44. The financial year begins on January 1 and ends on December 31 of each year. Proposed amendment for renumbering. Article 47. At the end of each financial year, the Company’s financial statements will be prepared on the Article 47 45. At the end of each financial year, the Company’s financial statements will be prepared on the Proposed amendment for renumbering. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects basis of the Company’s official accounting records, as established by law. basis of the Company’s official accounting records, as established by law. First Paragraph - Profit sharing eventually attributable to the Company’s officers will be deducted from the net income for the financial year, after absorption of accumulated losses and deductions for the provision for income tax pursuant to the decision of the Annual General Meeting, observing the legal limits on the same, the AGM only approving the distribution of such profit sharing after the minimum dividends established in Article 9, item “c” of these bylaws have been guaranteed to the voting shares. First Paragraph - Profit sharing eventually attributable to the Company’s oOfficers will be deducted from the net income for the financial year, after absorption of accumulated losses and deductions for the provision for income tax pursuant to the decision of the Annual General Meeting, observing the legal limits on the same, the AGM only approving the distribution of such profit sharing after the minimum dividends established in Article 9, item “c” of these bylaws have been guaranteed to the voting shares. Proposed amendment for drafting consistency. Second Paragraph - Of the net income verified in accordance with the Law, five per cent (5%) will be deducted for the constitution of a Legal Reserve Fund, until this reaches an amount equivalent to twenty per cent (20%) of the capital stock. N/A N/A Third Paragraph - Shareholders will be entitled to receive a mandatory dividend of twenty five per cent (25%) of the net income for the financial year, determined at the end of each financial year according to the terms of the law pursuant to the legal and statutory rights of the preferred Third Paragraph - Shareholders will be entitled to receive a mandatory dividend of twenty five per cent (25%) of the net income for the financial year, determined at the end of each financial year according to the terms of the law pursuant to the legal and statutory rights of the preferred Proposed amendment for drafting consistency. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects shares. When the value of the preferential dividend paid to the preferred shares is equal to or greater than 25% of the net income for the financial year, calculated in accordance with Article 202 of Law No 6,404/76, this will be considered to represent payment in full of the obligatory dividend. If there is any residual mandatory dividend after the payment of the preferential dividend, it will be assigned: a) in the form of a payment to the common shares of a dividend up to the limit of the preferential dividend of the preferred shares; and b) in the event of a continued residual balance, in the distribution of an additional dividend to the common and the class “A” preferred shares on an equal basis, in such a way that each voting or preferred share of that class receives the same dividend. shares. When the value of the preferential dividend paid to the preferred shares is equal to or greater than 25% of the net income for the financial year, calculated in accordance with Article 202 of Law No 6,404/76the Brazilian Corporation Law, this will be considered to represent payment in full of the obligatory dividend. If there is any residual mandatory dividend after the payment of the preferential dividend, it will be assigned: a) in the form of a payment to the common shares of a dividend up to the limit of the preferential dividend of the preferred shares; and b) in the event of a continued residual balance, in the distribution of an additional dividend to the common and the class “A” preferred shares on an equal basis, in such a way that each voting or preferred share of that class receives the same dividend. Fourth Paragraph - The Company, may, at its discretion, draw up quarterly and/or half-yearly financial statements. If there is positive net income in such statements, dividends may be distributed in accordance with the terms of the law, by prior decision of the Board of Directors, ad referendum of the General Meeting. Fourth Paragraph - The Company, may, at its discretion, draw up monthly, quarterly and/or half-yearly financial statements. If there is positive net income in such statements, advance, interim or in-between dividends may be distributed in accordance with the terms of the law, by prior decision of the Board of Directors, the Proposed amendment for drafting improvement and correction of a material error. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects distribution “ad referendum” of the General Meeting being prohibited. Fifth Paragraph - The Board of Directors may declare interim dividends using profit reserves held over from previous annual or half-yearly balance sheets. Fifth Paragraph - The Board of Directors may also declare interim dividends using profit reserves held over from previous annual or half-yearly balance sheets. Proposed amendment for drafting improvement. Sixth Paragraph - The Company may, at the decision of the Board of Directors, pay interest on capital to its shareholders in accordance with the terms of Article 9, Paragraph 7 of Law No. 9,249 of December 26, 1995 and relevant legislation, offsetting the amount of interest paid or credited against the value of the preferential dividend for the preferred shares and the mandatory dividend established in Article 9 and the third paragraph of Article 46 of these bylaws, respectively. Sixth Paragraph - The Company may, at the decision of the Board of Directors, pay interest on capital to its shareholders in accordance with the terms of Article 9, Paragraph 7 of Law No. 9,249 of December 26, 1995 and relevant legislation, offsetting the amount of interest paid or credited against the value of the preferential dividend for the preferred shares and the mandatory dividend established in Article 9 and the third paragraph of Article 46 45 of these bylaws, respectively. Proposed amendment for drafting consistency. Article 48. The dividends and the interest on capital considered in the sixth paragraph of Article 46 that is attributed to the shareholders will not be subject to interest, and if not claimed within three (3) years of the initial date for payment of each dividend or payment of interest on capital, will revert to the Company. Article 48 46. The dividends and the interest on capital considered in the sSixth pParagraph of Article 45 46 that is attributed to the shareholders will not be subject to interest, and if not claimed within three (3) years of the initial date for payment of each dividend or payment of interest on capitaldate on which they are placed at the disposal of the shareholders, will revert to the Company. Proposed amendment for renumbering, consistency and drafting improvement. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects CHAPTER XI – SHAREHOLDERS' AGREEMENTS Article 49. The Shareholders Agreements duly registered at the Company’s headquarters, which, among other things, establish clauses and conditions for the purchase and sale of shares issued by the Company, preemptive rights in acquiring the same, exercising voting rights or power of control, will be respected by the Company, by Management and by the Chairman of the General Meetings. Article 48 47. The Shareholders’ Agreements duly registered at the Company’s headquarters, which, among other things, establish clauses and conditions for the purchase and sale of shares issued by the Company, preemptive rights in acquiring the same, exercisinge of voting rights, or power of control, will be respected by the Company, by Management and and by its Administration, in particular by the Chairman of the General Meetings chairs and secretaries of the Meetings of the Executive Board, Board of Directors and General Meetings, as well as, as applicable, of the meetings of the Committees and the Fiscal Board. Proposed amendment for renumbering and to reflect the provisions of the new Shareholders' Agreement of the Control Block. Sole Paragraph - The obligations and responsibilities arising from such agreements will be valid and will be binding on third parties as soon as such agreements have been registered in the Company’s books. Company management will ensure that these agreements are respected and the Chairman of the General Meeting or the Chairman of the Meetings of the Board of Directors will, as the case may be, act in accordance with the terms established in law. Sole Paragraph - The obligations and responsibilities arising from such agreements will be valid and will be binding onenforceable against third parties as soon as such agreements have been registered in the Company’s books. Company management will ensure that these agreements are respected and the Chairman of the General Meeting or the Chairman of the Meetings of the Board of Directors will, as the case may be, actThe administrators of the Company shall ensure that Proposed amendment to reflect drafting improvement as provided in the new Shareholders' Agreement of the Control Block. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects these agreements are observed in accordance with the terms established in lLaw. CHAPTER XII – ARBITRATION Article 50. The Company, its shareholders, managers, members of statutory bodies with technical or advisory functions, and the members of the fiscal board, whether effective or alternate members, undertake to resolve, by means of arbitration, before the Market Arbitration Chamber, in accordance with its rules, any dispute that may arise among them related to or arising from their capacity as issuer, shareholders, managers, members of statutory bodies with technical or advisory functions, and members of the fiscal board, whether effective or alternate members, especially those arising from the provisions of Law No. 6,385/76, Law No. 6,404/76, the Company’s Bylaws, the rules issued by the National Monetary Council, the Central Bank of Brazil, and the Brazilian Securities and Exchange Commission, as well as other applicable rules governing the functioning of the capital markets in general. Article 50 48. The Company, its shareholders, managers, members of statutory bodies with technical or advisory functions, and the members of the fiscal board, whether effective or alternate members, undertake to resolve, by means of arbitration, before the Market Arbitration Chamber, in accordance with its rules, any dispute that may arise among them, related to or arising from their capacity as issuer, shareholders, managers, members of statutory bodies with technical or advisory functions, and members of the fiscal board, whether effective or alternate members, especially those arising from the provisions of Law No. 6,385/76, Law No. 6,404/76the Brazilian Corporation Law, the Company’s Bylaws, the rules issued by the National Monetary Council, the Central Bank of Brazil, and the Brazilian Securities and Exchange Commission, as well as other applicable rules governing the functioning of the capital markets in general, in addition to those contained in Proposed amendment for renumbering and drafting improvement. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects the Regulation, other regulations of B3 and Level 1 Corporate Governance the Participation Agreement. Sole Paragraph – Without prejudice to the validity of this arbitration clause, any request for urgent measures by the parties, prior to the constitution of the Arbitral Tribunal, shall be submitted exclusively to the Judiciary, it being certain that the forum elected for such measures is the Courts of the Capital of the State of São Paulo. N/A N/A CHAPTER XIII – GENERAL CONSIDERATIONS Article 51. The Company shall be liquidated pursuant to the terms of the Law. Article 51 49. The Company shall be liquidated pursuant to the terms of the Law. Proposed amendment for renumbering. Sole Paragraph - In the event of the extrajudicial liquidation of the Company, it shall be incumbent on the General Meeting to determine the manner of liquidation, appoint the liquidator and the Audit Committee that will function during the liquidation period. Sole Paragraph - In the event of the extrajudicial liquidation of the Company, it shall be incumbent on the General Meeting to determine the manner of liquidation, appoint the liquidator and the Audit Committee Fiscal Board that will function during the liquidation period. Proposed amendment for drafting consistency. Article 52. The amounts in US dollars mentioned in these Bylaws shall be used exclusively as a reference for the range of values and shall be considered by their equivalent values in Reais, converted by the average exchange rate disclosed by the Central Bank of Brazil, [Provision deleted] Proposed deletion for simplification purposes, especially considering that their references tend to refer to the functional currency of the items (obligations and contracts) to which they relate. Current Wording Proposed Amendment Justification and Analysis of Legal and Economic Effects considering for this purpose the average of the month prior to the operation. BRASKEM S.A. C.N.P.J. nº 42.150.391/0001-70 N.I.R.E. 29300006939 Publicly-held company MANAGEMENT'S PROPOSAL TO THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A. TO BE HELD ON MAY 28, 2026 ANNEX II Copy of the Company's Bylaws containing, in particular, the proposed amendments, pursuant to article 12, item I of CVM Resolution 81. BRASKEM S.A. National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70 State Registration (NIRE) 29300006939 A Publicly Held Company BYLAWS CHAPTER I NAME, HEADQUARTERS, PURPOSE AND DURATION Article 1 BRASKEM S.A., a publicly listed company, with headquarters ofin the Municipalitymunicipality of Camaçari, State of Bahia, and legal domicile in the Municipalitymunicipality of São Paulo, State of São Paulo (“Company” or “Braskem”), is governed by these bylaws and by the appropriate legislation. First Paragraph – Due to listing of the company within the Level 1 segment of the São Paulo Stock Exchange B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the Company, its shareholders, Administratorsadministrators and Fiscal Board members are subject to the provisions in the B3 Level 1 Listing Regulation (“Regulation”). Second Paragraph – The Company may, through a document signed by its Executive Board as provided for in Article 34(g) below, constitute, transfer or close branches, agencies and offices in any part of Brazil or outside it. Article 2 The objectives of the Company are as follows: a) the manufacture, commercialization, distribution, import and export of chemical products, petrochemicals, thermoplastic resins, their respective compounds, processed and derived products, including those from biotechnology and renewable sources, as well as recycled products; b) the production, distribution and trading of unitsutilities such as: steam, water, compressed air, industrial gases, as well as the provision of industrial services; c) the production, distribution and trading of electricity for its own consumption and for third-party companies; d) the taking of holdings in other companies, pursuant to Law No. 6,404/76 (“Brazilian Corporation Law”) as a holder of quotas or share; e) the manufacture, distribution, trading, import and export of gasoline, diesel oil, liquefied petroleum gas (LPG), and other oil derivatives, natural gas derivatives, or raw materials from renewable or circular sources; f) the transportation, including maritime and river navigation, representation and consignment of chemical and petrochemical products, thermoplastic resins, their respective compounds, processed and derivatives, such as polypropylene, polypropylene films, polyethylene, elastomers, including biotechnology and from renewable sources, as well as recycled products; g) the free lease or loan of assets that are owned or possessed thereby because of a commercial leasing agreement, provided that this is carried out as an ancillary activity to the main corporate purpose of the Company; h) the provision of services related to the activities above and similar ones; and i) the research, development, licensing, and direct or indirect exploitation of (i) proprietary or third-party technologies in the fields of chemistry, petrochemistry, plastics, biotechnology, biorefinery, energy and/or related to the activities above or in businesses adjacent to the corporate purpose; (ii) business models and/or digital technologies related to the activities above or in businesses adjacent to the corporate purpose. Article 3 The Company’s term of duration is unspecified. CHAPTER II CAPITAL STOCK AND SHARES Article 4 The share capital is eight billion, forty-three million, two hundred and twenty-two thousand, eighty reais and fifty cents (R$ 8,043,222,080.50), divided into seven hundred and ninety-seven million, two hundred and seven thousand, eight hundred and thirty-four (797,207,834) shares, of which 451,668,652 (four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two) common shares, three hundred and forty-five million, sixty thousand, three hundred and ninety-two (345,060,392) class “A” preferred shares; and four hundred and seventy-eight thousand, seven hundred and ninety (478,790) class “B” preferred shares. First Paragraph - Irrespectively of the statutory path taken, the Company is authorized, by resolution of the Board of Directors, to increase its Capital Stock until said stock reaches a total of one billion, one hundred and fifty two million, nine hundred and thirty seven thousand, nine hundred and seventy (1,152,937,970) shares, of which five hundred and thirty five million, six hundred and sixty one thousand, seven hundred and thirty one (535,661,731) are to be common shares, six hundred and sixteen million, six hundred and eighty two thousand, four hundred and twenty one (616,682,421) are to be Class “A” preferred shares and five hundred and ninety three thousand, eight hundred and eighteen (593.818) are to be Class “B” preferred shares, it being certain that the number of preferred shares not entitled to vote, or with a restricted right to vote shall not exceed the limit of 2/3 of the entire capital of the Company (“Authorized Capital”). Second Paragraph - The proportion verified above between the numbers of shares of the various classes of the Company’s preferred shares may be modified, dispensing the formality set forth in Article 136, paragraph 1, of the Brazilian Corporation Law No. 6404/76. Article 5 The class “B” preferred shares will always be paid in full, using resources assigned under the terms of the law on fiscal incentives for projects in the Northeast of Brazil. Sole Paragraph - Shares paid in with resources from the Northeast Investment Fund - FINOR, created by Decree-Law No 1,376, of December 12, 1974, must remain as non-transferable registered shares for a period of four (4) years from the date that they are converted by that Fund for investors in accordance with Article 19 of Decree-Law No 1,376/74, except in the event that these shares are converted for the private individuals to which Article 3 of the same Decree-Law refers. Article 6 All of the Company’s shares are held in book entry transfer form, in the name of their holders, and will be held in a deposit account in a financial institution without the issue of certificates. First Paragraph - The cost for the service of transferring ownership of the shares that may be charged by the financial institution acting as depository, may be passed on to shareholders in accordance with the terms of the third paragraph of Article 35, of the Brazilian Corporation Law No 6,404/76. Second Paragraph - The General Shareholders’ Meeting may authorize the conversion of class "A" preferred shares into common shares by means of the affirmative vote of shareholders representing the majority of the voting capital of the Company, which shall, however, establish: (a) the number of shares to be converted; (b) the exchange ratio applicable to such conversion; and (c) the date on which the conversion of shares will occur. Third Paragraph - With regard to the class “B” preferred shares, once the period of non-transferability established in special legislation has elapsed, the said shares may be converted into class “A” preferred shares at any time, through a written request to the Company, in the proportion of two (2) class “B” preferred shares received for each class “A” preferred share converted. Fourth Paragraph - All of the Company’s shares will be entitled to tag along rights in the event that the control of the Company is transferred, with all shares qualifying for the same price per share paid to the disposing shareholders, pursuant to the terms of Chapter III of these bylaws. Article 7 Subscription and payment in full for the shares will be subject to the following criteria: a) the issue, quantity, price, types or classes of shares to be issued by the Company shall, depending on the case, be established by either the General Meeting or the Board of Directors, always observing the Authorized Capital in the latter hypothesis; b) the minimum amount in shares subscribed will be in accordance with the prevailing legislation; c) the period for making full payment for the subscribed shares will be established by the Board of Directors or the General Meeting, depending on the case, for each capital increase; d) payment for the shares in assets that are not credits in current legal tender will depend on approval by the General Meeting; e) there will be no preemptive rights for the subscription of shares issued under the terms of the special Law on fiscal incentives (Article 172, First Paragraph of the Brazilian Corporation Law No 6,404/76); nor will holders of shares subscribed with funds originating from fiscal incentives have preemptive rights to subscribe any new shares; f) without affecting the terms of the sole paragraphSole Paragraph below, in exercising preemptive rights to subscribe to new shares and/or other securities issued by the Company, shareholders are guaranteed a period of thirty (30) days to carry out the subscription, starting from the date of publication of the respective notice to shareholders; g) the Company may issue subscription warrants at the decision of the General Meeting and the Board of Directors, up to the limit of the Authorized Capital. Sole Paragraph - Except where there is an issue of common shares, or other securities convertible into common shares, the Board of Directors or the General Meeting may, depending on circumstances, exclude preemptive rights for former shareholders, or reduce the respective term in any issue of shares, debentures, subscription warrants or other securities, the placement of which is made through a stock exchange, a public subscription or in exchange for shares in a public offer to acquire control, in accordance with the terms of the law. Article 8 Each common share carries the right to one vote on the decisions of the General Meeting. Article 9 Preferred shares will not have voting rights, but will nevertheless enjoy the following privileges: a) Class “A” and “B” preferred shares will have equal priority in the distribution in each financial year, of a minimum, non-cumulative dividend, of six per cent (6%) of its unit value, as defined in item “gh” below, in accordance with the income available for distribution to shareholders. This dividend must be paid, except in the case of a decision by the General Meeting, or the Board of Directors, there is a distribution of interim dividends (Article 4645, 4th Paragraph 5 of these Bylaws), within sixty (60) days of the date on which it is declared, and in any case, before the end of the same financial year; b) common shares will only be entitled to dividends after the payment of dividends on the preferred shares referred to in item “a” of this article; c) following the implementation of the terms of item “a” of this article and a dividend being guaranteed on the common shares of six per cent (6%) of their unit value, as defined in item “gh” below, the class “A” preferred shares will have equal claim with the common shares to the distribution of the remaining income. The; d) the class “B” preferred shares will not participate in the distribution of the remaining income after the said shares have received the minimum dividend referred to in item “a” of this article; de) only the common and class “A” preferred shares will be entitled to participate in the distribution, by the Company, of shares resulting from the incorporation of reserves into the capital stock; ef) the class “A” and “B” preferred shares are guaranteed priority in the reimbursement of the Capital Stock; fg) full payment for the subscription of shares by FINOR will be affectedeffected through the deposit of the corresponding amount in an escrow account with the Banco do Nordeste do Brasil S.A. in the name of the Company, with the relevant release of funds occurring immediately after the publication, in the Official Gazette of the Commercial Registry Certificate of the filing of the Minutes of the Meeting of the Board of Directors that decides on the subscription; gh) the unit value of the shares will be obtained by dividing the capital stock by the number of shares in the market. Sole Paragraph - The preferred shares without voting rights that have fixed or minimum dividends, when issued, will acquire such rights in the event that the Company does not pay the fixed or minimum dividends to which the shares are entitled for three consecutive financial years, and will retain these rights until such time as these dividends are paid, in the event that they are not cumulative, or until the overdue cumulative dividends are paid, in all cases pursuant to Paragraph 1 of Article 111 of the Brazilian Corporation Law No. 6,404/76. CHAPTER III JOINT SALE RIGHTS. Article 10 In the event that the controllersController(s) of the Company dispose controlControl of the Company at any time, the same disposing party(ies) will be obliged to include in the document governing the same cession of control, an obligation on the part of the acquiring party(ies) to make, within a period of thirty (30) days of the formal transfer of the shares representing the controllingControlling stake and affectedeffected through the financial institution responsible for the custody of the Company’s shares, a public offer for the purchase of all shares issued by the Company, independentindependently of the type or class of share, for the same price per share paid to the disposing shareholder(s). Article 11 Pursuant toThe provisions of Article 10 above, transfer of control is understood to mean the sale, disposal and/or transfer of the shares representing the control of the Company, which removes from the disposing party(ies) the condition of the controller of the Company, whether in isolation or jointly with third parties, and transfers this to any company that shall not apply if the third-party acquirer(s) is not/are (a) the controlling companya Controller, directly or indirectly, of the disposing shareholder(s)party; (b) controlleda Controlled company, directly or through a stake held in a controlling block, by the controlling shareholdersControllers of the cedingdisposing party(ies); or (c) controlled, whetherControlled, directly or indirectly, by the disposing shareholder(s). Sole Paragraph - Notwithstanding the terms of Article 11 above, the sale, disposal and/or transfer of shares of the Company will not be considered to constitute a transfer of control, when these operations occur between shareholders that are members of the controlling block and/or signatories to agreements between shareholders of the Company regulating the exercise of political rights over the shares pertaining to members of the controlling blockparty. Article 12 The sale, disposal and/or transfer of shares of the Company between shareholders that are members of the Control block bound by a shareholders’ agreement does not constitute a disposal of Control. Article 13 The right of joint sale established here in Chapter III will not apply inif the event that the transferdisposal of controlControl of the Company occursarises from: (a) as the result of a court Resolution or act, such as judicial seizure or sentence, or (b) as the result of a final decision by regulatory authorities, including the Brazilian Anti-Trust Commission (CADE), that obliges the controllingControlling shareholder(s) of the Company to divest part or all of the shares in the Company that they hold. CHAPTER IV PERMANENT BODIES OF THE COMPANY Article 1314 The following are permanent bodies of the Company: a) the General Meeting; b) the Board of Directors; c) the Executive Board; d) the Fiscal Board. CHAPTER V THE GENERAL MEETING Article 1415 The General Meeting will be held ordinarily during the first four months following the end of each financial year; and extraordinarily whenever the interests of the Company so require. Sole Paragraph - The General Meeting will be called by the Board of Directors or in the form established by law, with at least 30 (thirty) days advance notice. Article 1516 Notice of the General Meeting will be given in the written media, pursuant to the terms established by law. Article 1617 Participation in the General Meeting is restricted to shareholders whose shares are held in the custody at the financial institution indicated by the Company up to two (2) days prior to the holding of the said Meeting. First Paragraph - Shareholders may appoint proxies pursuant to the terms of the law and rules published by the Brazilian Securities and Exchange Commission (“CVM”). Second Paragraph – For the purposes of exercising the right set forth in paragraph 4 of Article 141 of the Brazilian Corporation Law No. 6,404/76, shareholders must prove to the Meeting the continuous title to the minimum ownership interest required by such provision for a period of three (3) months immediately prior to the holding of the General Meeting and will be eligible to exercise the mentioned right only in relation to the shares satisfying such requirement. Third Paragraph – After signing the Register of Attendance, the shareholders will elect the Chairman and the Secretary to preside over the deliberations of the General Meeting. Article 1718 The General Meeting shall be responsible for, among other duties assigned thereto by law, deliberating on the following subjects: a) merger, spin-off, consolidation or merger of shares involving Braskem, as well as the transformation of Braskem into another corporate type, or any other corporate restructuring transaction involving Braskem, including the participation in a group of companies, as defined in Article 265 of the Brazilian Corporation Law; b) any amendment to these bylaws; (i) c) altering the preferences, advantages and/or conditions for the redemption or amortization of one or more classes of preferred shares in which the Capital of Stock of the CompanyBraskem is divided;(ii) , or the creation of classes of preferred shares more favorable than the existing classes; (iii) d) conversion of preferred shares into common shares of the CompanyBraskem; (iv) participation in a group of companies, according to the definition contained in Article 265 of Law No. 6404/76; (v) amendment to the Company’s bylaws; e) increase or reduction of the number of members of Braskem’s Board of Directors; (vi) f) increase or reduction of the Company’s Capital of Stock of Braskem beyond the limit of the authorized capitalAuthorized Capital, as well as redemption or amortization of its shares; (vii) transformation, consolidation, spin-off, merger or merger of shares involving the Company of Braskem; (viii) increase or reduction in the number of members in the Company’s Board of Directors; g) the annual accounts of the management and the annual financial statements of Braskem; (ix) Resolution ofh) bankruptcy filing, judicial and/or extrajudicial reorganization of the CompanyBraskem, or, furthermore, the winding-up, liquidation or lifting of the liquidation of Braskem, or the adoption of any preliminary injunction measures regarding the proceedings indicated above, in Brazil or abroad, including the election and removal of the liquidator and the appointment of the Fiscal Board that will operate during the liquidation period and shall examine its accounts; (x) i) alteration of the dividendsdividend policy or the minimum mandatory dividendsdividend set forth in the Company’sthese bylaws; (xi) issue by the Company of debentures convertible into common shares or subscription warrants, observing the provision in Article 26, xxiv, below; j) ratification of the share offering plans, stock options plans and any other similar long-term incentive plans of the Company as approved by the Board of Directors; k) except if within the limit of the Authorized Capital, ratification of the terms and conditions for any public or private offering of securities issued by Braskem as approved by the Board of Directors; (xii) l) decision on the delisting of shares or, if delisted, the obtaining of any new registration of the CompanyBraskem as a publicly-held Companycompany; (xiii) m) appraisal of the assets which the shareholder contributes to the Capital of Stock increase; (xiv) n) election and substitution of members of the Board of Directors and Fiscal CouncilBoard; and (xv) fixo) determination of the annual compensation of administrators. CHAPTER VI THE BOARD OF DIRECTORS Article 1819 The Board of Directors of the Company is composed of eleven (11) effective members and their respective alternates, whether residentthree (3) of whom shall be independent directors, as defined in CVM rules (“Independent Directors”), whether or not shareholders, whether or not residents of Brazil or not, who are elected and may be removed from office at any time by the General Meeting. First Paragraph – At least twenty percent (20%) of the members of the Board of Directors shall be independent directors, in accordance with the definition contained in the Company's policies. Second Paragraph – When, by virtue of compliance with the percentage referred to in Paragraph 1 above, the result is a fractional number of directors, there shall be made a rounding up to the subsequent whole number. Third Paragraph – The directors elected by separate vote shall be considered independent. Article 19 The General Meeting must appoint from among the members of the Board of Directors, the Chairman and Vice-Chairman, and has the power to remove them from office at any time, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters. Sole Paragraph – The position of Chief Executive Officer and Chairmanmembers of the Board of Directors cannot be held at the same time by the same individual except in the cases and under the terms set out in the Regulationelected by separate vote pursuant to paragraph 4 of Article 141 of the Brazilian Corporation Law shall be considered Independent Directors. Article 20 The members of the Board of Directors will have a term of office of two (2) years, with reelection being permitted. First Paragraph - The members of the Board of Directors will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Board of Directors’ Meetings, as well as other documents required by the applicable legislation and the Instrument of Consent of the Administrators set forth in the Regulation and the polices in effect at the Company, and will remain in their positions until their successors take office. Second Paragraph - The instrument of investiture of the members of the Board of Directors shall include their submission to the arbitration clause referred to in these Bylaws. Article 21 The election of the members of the Board of Directors shall be carried out through a slate system, and individual voting for candidates shall be prohibited, except for the right to separate election provided for in Article 141, paragraphs 4 and 5 of the Brazilian Corporation Law No. 6,404/76, when applicable. First Paragraph – For clarification purposes, the provision in the caput above shall not apply to thewhen there are individual replacement ofreplacements due to vacancies that, jointly, reach up to the majority of the seats on the Board of Directors due to vacancies. In such latter case, the provisions of Article 24 of these Bylaws shall be observed. Second Paragraph – In the election referred to in this Article, only the following may run: (a) the slate nominated by the Board of Directors, observing, when applicable, the provisions of the Shareholders’ Agreements filed at the Company’s headquarters; and (b) the slate or slates nominated, as provided for in paragraphParagraph 4 of this Article, by any shareholder or group of shareholders. Third Paragraph – The Board of Directors shall, by the date of the call notice for the General Meeting convened to elect all members of the Board of Directors, disclose in the management proposal or other materials made available for the Meeting the names of the candidates included in the slate proposed by the Board of Directors and provide the information and documents required by applicable law and regulations. Fourth Paragraph – The shareholder or group of shareholders wishing to propose an alternative slate to run for the Board of Directors must, at least 25 (twenty-five) days prior to the date scheduled for the General Meeting, submit in writing to the Board of Directors, with a copy to the Company’s Investor Relations Officer, the nomination of the candidates on their proposed slate, accompanied by the information and documents required by applicable law and regulations, and its disclosure must comply with the applicable rules. Fifth Paragraph – If one or more candidates on the proposed slate are replaced, the Board of Directors or the shareholder or group of shareholders, as applicable, must immediately inform the Company’s Investor Relations Officer, providing the information and documents required by applicable law and regulations regarding the substitute candidates. Sixth Paragraph – Among the names nominated by the Board of Directors or by shareholders, those who qualify as Independent Directors must be identified, in accordance with the provisions of Article 1819 above. Seventh Paragraph – It is prohibited for the same shareholder, individually or jointly with other shareholders, to submit more than one slate. However, the same person may be included in two or more slates, including the one nominated by the Board of Directors. Eighth Paragraph – Each shareholder may vote in favor of only one slate, and the candidates on the slate receiving the highest number of votes at the General Meeting shall be declared elected. Ninth Paragraph – In the event of election of the members of the Board of Directors through the cumulative voting process, the slate election shall no longer apply, and the candidates for the Board of Directors shall be those included in the slates referred to in this Article, as well as any other candidates nominated, provided that the information and documents required by applicable law and regulations regarding the candidates are submitted to the General Meeting. Article 21 The members of the Board of Directors will have a unified term of office of two (2) years, with reelection being permitted. First Paragraph - The members of the Board of Directors will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Board of Directors’ Meetings, as well as other documents required by the applicable legislation and the Instrument of Consent of the Administrators set forth in the Regulation and the polices in effect at the Company, and will remain in their positions until their successors take office. Second Paragraph - The instrument of investiture of the members of the Board of Directors shall include their submission to the arbitration clause referred to in these Bylaws. Article 22 The terms of office of the Chairman and Vice-Chairman will be two (2) years, with re-election being permittedChairman and Vice-Chairman of the Board of Directors shall be elected from among the members of said Board, by majority vote of those present at the first meeting of the Board of Directors held immediately after the investiture of such members, or whenever resignation or vacancy occurs in such position(s), and may be replaced at any time, observing the provisions of the Shareholders’ Agreements filed at the Company’s headquarters. Paragraph 1 – The position of Chief Executive Officer and Chairman of the Board of Directors may not be held by the same person, except in the cases and under the terms set forth in the Regulation. Paragraph 2 – The Board of Directors of the Company shall be responsible for the appraisal of the appointment of statutory members in the Controlled and Affiliated companies of the Company, in compliance with the policies approved within the Board of Directors of the Company. For the purposes of these bylaws, the terms (i) “Controlled” means any Person of which the Person in question holds, directly or indirectly, Control; (ii) “Control” means, pursuant to Article 116 of the Brazilian Corporation Law, cumulatively, (a) the ownership, direct or indirect, of partnership rights that ensure, in a permanent manner, the majority of votes in the resolutions of the General Meetings (or equivalent body) of the Person in question and the power to elect the majority of its administrators, and (b) the actual use of the power to direct the corporate activities and guide the operation of the Person in question; (iii) “Affiliate” means a Person in which the Company directly or indirectly holds an equity interest without exercising Control; and (iv) “Person” means any individual or legal entity, firm, partnership, investment fund, company, business trust, joint stock company, trust, consortium, joint venture, condominium, universality of rights or entity without legal personality, joint endeavor or other person, of whatever nature. Article 23 In the absence or temporary impairment, the members of the Board of Directors will be replaced by their respective alternates. In the absences or temporary impairment of the Chairman, the Vice-Chairman will preside over the Board of Directors. In theevent of absence and/or temporary and simultaneous impairment of the Chairman and the Vice-Chairman, the duties of the Chairman will nominate one of the other members of the Board to replace him/her as Presidentshall be performed by another member of the Board of Directors designated by the Chairman. Article 24 In the event of a vacancy in the position of Member, the substitute shall automatically become its alternate in case no other Member inis nominated by the remaining Members, pursuant to Article 150 of the Brazilian Corporation Law No. 6,404/76, observing the provision in the Shareholders’ Agreement filed at the Company’s headquarters, and shall serve until the first General Meeting in which its name may be ratified or substituted by the shareholders. The substitute elected to fill the position must complete the remaining management term of the replaced member. Article 25 The Board of Directors will normally meet every three (3) monthson a monthly basis, and extraordinarily, whenever summoned by the Chairman, Vice-Chairman or by any two (2) of its members. First Paragraph - Between the day of calling and the day of holding the meeting of the Board of Directors, an interval of at least 10 (ten) days will exist, unless the majority of its acting members determine a shorter interval, which will not, however, be less than forty eight (48) hours, in addition to making duly supported docket availableThe meetings of the Board of Directors of Braskem shall always be called with at least 15 (fifteen) days advance notice, with the same period for the delivery of the material indispensable to support the discussion of the proposed deliberations. However, calls on an emergency basis shall be accepted with shorter notice, but never less than 72 (seventy-two) hours in advance, whenever duly justified and accepted by the Chairman of the Board of Directors. The notice periods established herein may be waived in the case of spontaneous attendance of all Directors at the meeting. Second Paragraph - The Board of Directors will only deliberate in the presence of the majority of its acting members, Board members however having the option of being represented by any other Board member or alternate that they may nominate, and decisions will be taken by a majority vote, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters. Each Director shall be entitled to one vote in the resolutions, with the Chairman not having a tie-breaking vote. Third Paragraph - The Board of Directors shall have the following permanent advisory committees (“Committees”), without prejudice to others that may be created by decision of the Board of Directors and whose members shall be appointed pursuant to Article 27 (n) below: (i) Finance and Investments Committee; (ii) Strategy, Sustainability and Communication Committee; (iii) People and Organization Committee; (iv) Safety, Environment and Health (SHE) Committee; and (v) Statutory Compliance and Audit Committee – SCAC. Fourth Paragraph – The Board of Directors shall appoint the members of its Committees in accordance with the rules and requirements established in the internal regulations of the Committees approved by the Board of Directors. For the sake of clarity, the Committees may also be composed by persons who are not members of the Board of Directors and who are not employees of the Company. Fifth Paragraph - The same duties and responsibilities imposed by law or by these Bylaws on the Company’s administrators shall apply to the members of the Committees. Article 26 The aggregate annual compensation of the Company’s administrators will be set by the General Meeting, and the Board of Directors will be liable for establishing their individual compensation. The compensation owed to the members of the Board of Directors for the exercise of their duties on said body and, as the case may be, on any of its Committees (or even on the Executive Board), shall not be cumulative. In the event of accumulation of positions, the member shall be entitled exclusively to the highest compensation among those attributed to the respective positions held. Article 27 The Board of Directors isshall be responsible for deliberating on: (i) setting the general business policy of the Company; (ii) deciding on operational or expansion investments for the Company and its controlled companies in amounts greater than two hundred and forty million reais (R$240,000,000.00); (iii) deciding the Company’s Business Plan, which must include its short-, medium- and long-term business and strategic objectives as well as yearly and multi-year budgets, and monitoring implementation thereof; (iv) approving proposals for policies to be applied generally within the Company, including the contracting of insurance; (v) providing an opinion on the management report and financial statements at the end of each financial year, as well as on the proposal for the distribution of net profits ascertained, as well as allocation of reserves; (vi) approving the Operating Rules for the Board of Directors, which will rule on such subjects as the appointment of a Secretary and specialized committees to aid the Board in its decision-making process, as well as approving any Internal Rules of such committees; (vii) approving the criteria for the employee participation in the profit sharing program; (viii) appointing and dismissing the Directors of the Company and establishing their attributions and compensation, pursuant to the aggregate budget established by the General Meeting, the provisions of these bylaws and the Shareholders’ Agreements filed at the Company’s headquarters; (ix) monitoring management, examining at any time, the books and papers of the Company, requesting information on contracts signed or due to be signed, and on any other acts; (x) appointing and replacing the independent auditors of the Company; (xi) calling the Annual and Extraordinary General Meeting(s); (xii) submitting to the General Meeting proposals regarding consolidation, spinoff, merger, merger of shares involving the Company or the winding-up thereof, as well as modifications to the bylaws, including increases in the Authorized Capital; a) (i) merger, spin-off, consolidation or merger of shares involving Controlled or Affiliated companies of Braskem, (ii) the transformation of such Controlled or Affiliated companies into another corporate type, or (iii) any other corporate restructuring transaction involving such Controlled or Affiliated companies, including the participation in a group of companies, as defined in Article 265 of the Brazilian Corporation Law; b) the creation or granting of options to buy or sell shares by the Controlled or Affiliated companies. For the sake of clarity, this matter shall only be subject to deliberation in the scope of Affiliated companies provided that such creation or granting results in the admission of a new shareholder (other than another Controlled or Affiliated company of Braskem) in such Controlled or Affiliated company of Braskem; c) the terms and conditions of share repurchase programs of Braskem and/or its publicly-held Controlled or Affiliated companies; (xiii) deciding ond) the participation of Braskem or the CompanyControlled or Affiliated companies in companies, partnerships, profit andor non-profit associations or consortiums; (xiv) approving the acquisition of assets (except those classified under the item xv below) and the contracting of services of any kind by the Company and any of its controlled companies in the annual amounts exceeding four hundred and eighty million reais (R$480,000,000.), in accordance with the Company’s Business Plan, as well as the transfer or termination of such participation; (xv) approving the acquisition of assets for the non-current assets (recorded under the item “investments”) of the Company or its controlled companies, in transactions that contemplate, per transaction or jointly per fiscal year, amounts exceeding thirty percent (30%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed; (xvi) approvinge) the execution of free-lease, disposal, assignment or transfer of assets pertaining to the non-current assets of the CompanyBraskem or its controlled companies in transactions which contemplateany Controlled or Affiliated company that represent, per transaction or jointly in a set of transactions in a given fiscal year, amount(s) exceeding 1% (one percent) of the non-current assets of Braskem, pursuant to the latest annual balance sheet disclosed; f) the acquisition of assets to be included in the non-current assets of Braskem or any Controlled or Affiliated company that represent, per transaction (individually considered) or jointly perin a set of transactions in a given fiscal year, amountsamount(s) exceeding ten1% (one percent (10%) of the noncurrentnon-current assets of Braskem or the Companyrespective controlled company, pursuant to the latest annual balance sheet disclosed; (xvii) deciding ong) the encumbrance, disposal or fiduciary assignment of the assets pertaining toof the non-current assets of the CompanyBraskem or its controlled companies in operations contemplatingany Controlled or Affiliated company that represent, per transaction (individually considered) or jointly perin a set of transactions in a given fiscal year, amountsamount(s) exceeding twenty(A) 1% (one percent (20%) of the non-current assets of Braskem or the Companyrespective Controlled or Affiliated company, pursuant to the latest annual balance sheet disclosed, or exceeding (B) R$ 350,000,000.00 (three hundred and fifty million Reais (R$ 350,000,000.00)reais), prevailing the lower between “A” and “B”, provided that such limits do not apply to the encumbrance, assignment or fiduciary alienation by the CompanyBraskem or its controlled companiesany Controlled or Affiliated company of any asset belonging to the non-current assets, which isasset performed to guarantee (aX) the financing of the acquisition of such asset and (bY) legaljudicial proceedings filed by or against the CompanyBraskem or its controlledControlled or Affiliated companies; h) the acquisition of assets (excluding those that fall under item “f” above) and the contracting of services of any nature by Braskem and Controlled or Affiliated companies in annual amounts exceeding R$ 480,000,000.00 (four hundred and eighty million reais), per contract or sequence of similar contracts, agreements or arrangements within the same operation; (xviii) decide oni) the execution of contracts between the Company or any subsidiary of the Company, except for those for the supply of raw materials, between, on the one handside, Braskem and/or any of its Controlled or Affiliated companies, and, on the other handside, any of its related parties, as defined in the Company's policy that regulates this matterController(s), any administrator of Braskem or its respective Controlled, Affiliated or Related Parties, in amounts greater thanexceeding R$ 30,000,000.00 (thirty million reais) per operation, or higher, together, tojointly exceeding R$ 90,000,000.00 (ninety million reais) per fiscal year, considering that this refers to the set of related transactions, pursuant to the definition of related transactions provided in CVM Resolution No. 80/22; (xix) setting annual limits per transaction within which the Directors may, in accordance with the terms of Article 37, without prior authorization from the Board of Directors, contract loans, financing or capital market transactions whose applicable laws or regulations do not require authorization by the Board or the General Meeting, whether in Brazil or elsewhere provided that such resolution shall be preceded by the analysis and non-binding recommendation of the Finance and Investment Committee; (xx) to approvej) the acquisition of raw materials, by the Company orBraskem and any of its subsidiariesControlled companies, in an annual value greater thanamount exceeding the equivalent amount in Reais of US $ 350,000,000.00 (three hundred and fifty million dollars), byper contract or sequence of similar contracts within of the same operation, considering the period of 12 (twelve) months from the first contract, observing that the acquisitions of raw material with related parties must follow the rule provided for in item “xviii”; (xxi) deciding onk) the granting orof guarantees by the CompanyBraskem or its controlledControlled or Affiliated companies for, of any value related, in relation to obligations assumed by third partiesa Person that areis not controlled companiesa Controlled or Affiliated company of Braskem, and the granting of guarantees by Braskem or Controlled or Affiliated companies in proportion exceeding the (direct or indirect) participation of Braskem in such Controlled or Affiliated companies of Braskem; l) the realization of operational or expansion investments of Braskem or its Controlled or Affiliated companies in an amount exceeding R$ 240,000,000.00 (two hundred and forty million reais); m) the internal policies of Braskem, including the financial and insurance contracting policy of the Company; n) the election and removal of the members of the Committees, in accordance with the rules and guidelines provided in the respective regulations of the Committees; o) the terms and conditions and any amendments to the internal regulations of the Board of Directors and the Committees of the Company, as well as to the internal regulations of the Executive Board of the Company, which shall provide for the specific authority limits and attributions of the Officers; p) annual fixing of the global annual limit for fundraising by the Company and its Controlled and Affiliated companies, as well as the fixing of the limits, per operation, within which the Officers may contract loans or financing in the country or abroad; q) approval or review of the business plan of Braskem; r) the annual budget of Braskem and any material subsequent amendments; s) the election and removal of the members of the Executive Board of Braskem, as well as the administrators (and other statutory members) of the Controlled and Affiliated companies; (xxii) deliberating,t) (a) the issuance, by Braskem, of shares within the limitslimit of the Authorized Capital; and (b) proposal, onto the issueGeneral Meeting of Braskem, of the issuance of shares andabove the limit of the Authorized Capital or expansion of the limit of the Authorized Capital; u) selection or replacement of the independent auditors of Braskem and the Controlled or Affiliated companies of Braskem; v) the practice of acts that imply waiver and/or restriction, by Braskem and/or by its Controlled or Affiliated companies, of rights with an aggregate value exceeding R$ 100,000,000.00 (one hundred million reais); w) the performance, by Braskem, its Controlled or Affiliated companies, of any gratuitous act involving amounts exceeding R$ 100,000,000.00 (one hundred million reais); x) the conditions for the granting of stock options (stock options plans) and/or subscription warrantsbonuses under long-term incentive plans for ratification by the Company, as well as of promissory notes for public distribution (“commercial paper”)'s General Meeting; (xxiii) approving the program for repurchase of shares of the Company or any of its publicly-held controlled company to be held in treasury or to be cancelled, as well as the subsequent divestment or cancellation of the respective shares, in accordance with the terms of the law and the rules published by the Brazilian Securities Commission; (xxiv) approving the issue of debentures convertible into shares within the limit of the Authorized Capital, and the issue of debentures not convertible into shares; (xxv) approving the granting by the Company to its administrators employees, or individuals providing services to the Company or a company under its control, of stock options within the limit of its Authorized Capital and according to a plan approved by the General Meeting; (xxvi) approving the creation or granting of options to buy or sell shares by the Company and/or its controlled companies and, in the case of the latter, provided such creation or granting does not result in the admission of a new shareholder (other than one of its controlled companies) in such controlled company of the Company; (xxvii) approving the issue by the Company and its controlled companies of promissory notes regulated by the Brazilian Securities Commission; y) the terms and conditions for conducting any public or private offering of securities issued by Braskem for subsequent ratification by Braskem's General Meeting; and (xxviii) instructingz) the representativesapproval of the Company and its controlled companies regarding the exercise of the voting right for the subjects set forth in (a) items i, ii, iii, vi, vii and xi; in such cases, provided it represents the admission of a partner other than the Company and/or any of its controlled companies; (b) item v, when related to change of the corporate purpose; and (c) items ix and xii, all from Article 17 hereof, always with the exception ofexercise and orientation of the vote to be cast by Braskem in the General Meeting (or equivalent body) of its Controlled or Affiliated companies, regarding the matters listed above, except for operations and, transactions and businesses that have already been approved by the Board of Directors; (xxix) deciding, within the limits of its authority, on cases not covered by these bylaws; (xxx) authorizing the waiver of the right to subscribe for shares or debentures convertible into shares of subsidiaries, controlled companies, provided it entails loss of control by the Company or associated companies and provided it results in an alteration greater than five percent (5%) of the interest held by the Company; and (xxxi) to decide annually on the maintenance or adjustment by the IPCA index or another officially recognized inflation index that may replace it, of the amounts and limits set forth in items II, XIV, XVII, XVIII, and XX of Article 26 of these Bylaws of Braskem. Article 28 The Chairman of the Board of Directors, in accordance with the Operating Rules of the Board of Directors, will be responsible for the following actions: In compliance with the internal regulations of the Board, and without prejudice to other provisions in the Shareholders’ Agreements filed at the Company’s headquarters, the following are competent: (i) the Chairman of the Board of Directors: (a) calling and directing the meetings of the Board of Directors; and (b) calling the General Meeting, subject to approvalauthorization by the Board of Directors. Article 29 The; and (c) the Vice-Chairman, or in his/her absence, whoever is nominated of the Board of Directors: assisting the Chairman of the Board of Directors in the organization and conduct of the work of the body and other duties that may be assigned by the Chairman underof the terms of Article 22, will be responsible for replacing the Chairman whenever the latter is absent or incapacitated and, further, in the event of a vacancy, will occupy the position of Chairman until a new incumbent is electedBoard, within the limits of the internal regulations. CHAPTER VII COMPLIANCE AND AUDIT Article 3029 The Company will have a permanent Compliance and Audit Committee set pursuant to the Bylaws, advisory body directly linked to the Board of Directors, composed of five (5) members elected by the Board of Directors, whose composition, impediments and independence criteria shall comply with the applicable legislation and regulations, especially CVM Resolution No. 23/21 or any normative act that may replace it, as well as the internal rules of the Company. First Paragraph - The Compliance and Audit Committee set pursuant to the Bylaws shall have in its composition (i) 3at least 1 (threeone) independent membersmember of its Board of Directors pursuant to the Company's own policy; and (ii) 2at least 1 (twoone) membersmember who are not members of the Board of Directors, chosen in accordance with paragraph 2. Second Paragraph - The 2 (two) non-participating membersis not a member of the Board of Directors shall be independent members, pursuant to CVM Resolution No. 23/21 or any other that may replace it, and shall be chosen by the said body among those indicated in the list, to be submitted by the Chairman of the Board of Directors, drawn up by a specialized company with proven experience, and the indication of names by shareholders is not allowed. Third Paragraph 2 - The instrument of investiture of the members of the Statutory Compliance and Audit Committee, as well as members of the other Committees, shall include their submission to the arbitration clause referred to in these Bylaws. Forth Paragraph - For the purposes of complying with CVM Resolution No. 23/21, at least 1 (one) of the 3 (three) members of the Company's Board of Directors who are members of the Compliance and Audit Committee set pursuant to the Bylaws must simultaneously meet the independence criteria provided for in the the Company's own policy and the independence criteria provided for in CVM Resolution 23/21 or any other that may replace it. Fifth Paragraph - The members of the Compliance and Audit Committee set pursuant to the Bylaws will be elected for a term of 02 (two) years and will hold their positions for a maximum of 10 (ten) years. Sixth Paragraph - For the members of the Compliance and Audit Committee set pursuant to the Bylaws who are members of the Board of Directors, the resignation or removal of the position of member of the Board of Directors will automatically result in the resignation or removal, as the case may be, of the position of member of the Compliance and Audit Committee set pursuant to the Bylaws. Seventh Paragraph - At least one of the members of the Compliance and Audit Committee set pursuant to the Bylaws must have recognized knowledge in the areas of corporate accounting, auditing and finance, which characterizes him as a financial expert, pursuant to CVM Resolution No. 23/21 or any other that replace it, the US laws applicable to the Company and listing rules to which the Company is subject, and the financial specialist may or may not be a member of the Board of Directors. Eighth Paragraph - The participation of Directors and employees of the Company, its subsidiaries, parent company, affiliates or companies under common control, directly or indirectly, in the Compliance and Audit Committee set pursuant to the Bylaws is prohibited. Ninth Paragraph - The Compliance and Audit Committee set pursuant to the Bylaws will have its own internal regulations approved by the Board of Directors which will describe in detail its functions, as well as its operating procedures and attributions of its Coordinator. Tenth Paragraph - The exercise of the activities of the members of the Compliance and Audit Committee set pursuant to the Bylaws, as well as its internal regulations, shall comply with the rules provided for in Brazilian regulations, especially in CVM Resolution 23/21, and in the United States, including the provisions of Sarbanes–Oxley Act and in the rules issued by the Securities and Exchange Commission - SEC. Eleventh Paragraph - The same duties and responsibilities imposed by law or by these Bylaws on the Company's managers shall apply to the members of the Compliance and Audit Committee set pursuant to the Bylaws. Article 31 The Company must maintain an area dedicated to the activities of compliance, which will be led by an integral part of high hierarchy. Such member will report directly to the Compliance and Audit Committee set pursuant to the Bylaws and said member will not be subordinated or connected to any other area or any other Officer of the Company, and said member will have the powers required to ensure the fulfillment of his/her function in an independent manner. CHAPTER VII VIII EXECUTIVE BOARD Article 3230 The Executive Board will consist of at least four (4) and at most ten (10) individuals, with one Chief Executive Officer elected by the Board of Directors and removable thereby at any time, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters The Company shall have an Executive Board composed of professionals with recognized competence and experience for the exercise of their function, in accordance with the requirements set forth and detailed in the internal regulations of the People and Organization Committee, composed of 8 (eight) statutory officers, namely (i) one Chief Executive Officer – CEO, (ii) one Chief Financial and Investor Relations Officer, (iii) one Chief Corporate Affairs Officer, (iv) one Chief Engineering, Technology and Innovation Officer, (v) one Chief Governance and Compliance Officer, (vi) one Chief Consumer Market and Logistics Officer, (vii) one Chief Operations Officer; and (viii) one Chief Legal Officer. Paragraph 1 – The deliberations of the Executive Board shall be taken by the vote of the majority of those present, which shall include the vote of at least one Operational Officer (as defined below) and one Institutional Officer (as defined below), and shall be duly recorded. Paragraph 2 - The Executive Board shall act as a collegiate body in the situations established in these Bylaws or in the internal regulations of the Executive Board approved by the Board of Directors, it being further understood that the Officers of the Company may not submit matters for deliberation by the Board of Directors without such matters first being submitted: (i) to the consideration, knowledge and collegiate manifestation of the Executive Board, observing the authority levels defined in these bylaws and/or in the internal regulations of the Executive Board approved by the Board of Directors; and (ii) to the opinion of the relevant Committees. Paragraph 3 - In the event of a tie in deliberations of the Executive Board, the matters set forth in items “a”, “c”, “d”, “f”, “h”, “i”, “k” and “p” of Article 34 of these Bylaws shall be referred to the Board of Directors for resolution, as well as any other matters that constitute the original competence of the Board of Directors and that, by statutory force, must be previously assessed by the Executive Board prior to their submission to the Board. Paragraph 4 - In the other matters within the competence of the Executive Board not covered by the previous Paragraph, a tie shall imply the suspension of the deliberation, so that the matter is reconsidered at a subsequent Executive Board meeting, to be held within 30 calendar days. If the tie is maintained, the matter shall be considered not approved. Article 3331 The Executive Board officers will have a term of office of threetwo (32) years, with reelection being permitted. First Paragraph - The Officers will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Executive Board’s Meetings, as well as the other documents required by the applicable legislation and the Instrumentinstrument of Consentconsent of Administrators set forth in the Regulation,administrators to the regulations applicable to the Executive Board and the policespolicies in effect for the Company, and will remain in their positions with full exercise of their duties until their substitutes take office. Second Paragraph - The instrument of investiture of the Officers shall include their submission to the arbitration clause referred to in these Bylaws. Article 3432 In the absence or impairment of any Officer, the Chief Executive Officer will be responsible for nominating, from among the other Officers, his/her substitute who shall accrue both duties, observing the provisions of the Shareholders’ Agreement filed at the Company’s headquarters. Sole Paragraph - In the absence or temporary impairment of the Chief Executive Officer, the Chairman of the Board of Directors will be responsible for designatingChief Executive Officer shall designate his/her substitute. Article 3533 In the event of a vacancy in theor permanent or temporary incapacity of any position of Officerthe Executive Board, the Board of Directors willshall be responsible for electing a substitute to hold the office for the remaining period of the term of office, observing the provisions of the Shareholders’ Agreement filed at the Company’s headquarters. Article 3634 The Executive Board willshall be responsible for: a) carrying out all actions necessary for the functioning of the Company, except those that, by law or by these bylaws, are assigned to other bodies;, as well as: ba) preparing the annual management report, the financial statements and the proposal for allocation of income for the fiscal year, all of which will be submitted to the Board of Directors for assessment and to the General Meeting for approval; Article 37 The Chief Executive Officer will be responsible for: a b) proposingapproving amendments to the overall organizational macrostructurestructure of the Company to; c) preparing the proposal of the business plan of Braskem and submitting it for approval by the Board of Directors; d) preparing the proposal of the annual budget of Braskem, as well as any non-material subsequent amendments thereto, and submitting it for approval by the Board of Directors; e) contracting loans, financing or capital market operations, observing the cases in which authorization from the Board of Directors or the General Meeting is required, in accordance with the legislation or regulations in force, as well as the annual limits per operation set by the Board of Directors; f) preparing the policies for general application within the Company to be submitted for approval by the Board of Directors; b g) approving the opening, transfer or closing of branches, agencies or offices, in any part of Brazilian territory or abroad; h) granting, on behalf of Braskem, guarantees to its Controlled or Affiliated companies; i) approving the technical-economic evaluation criteria for investment projects, with the respective plans for delegation of responsibility for their execution and implementation; j) approving the chart of accounts, basic criteria for determination of results, amortization and depreciation of invested capital, and changes in accounting practices; k) approving the corporate manuals and rules of governance, accounting, finance, personnel administration, contracting and execution of works and services, supply and disposal of materials and equipment, operations and other corporate rules necessary for the guidance of the operation of the Company; l) approving the rules for the assignment of use, lease or rental of real estate owned by the Company; m) approving collective bargaining agreements or conventions, as well as the filing of collective labor disputes; n) ensuring the implementation of the strategic plan and the multi-year plans and annual programs of expenditures and investments of the Company with the respective projects, observing the budgetary limits approved; o) deliberating on trademarks and patents, names and insignias; p) authorizing the filing of claims in judicial or arbitral proceedings, as well as acts of settlement in such proceedings, establishing delegation authority levels; q) approving the practice of acts implying judicial or extrajudicial waiver or settlement, as well as arbitration commitment, establishing delegation authority levels; r) approving free-lease, disposal, assignment or transfer of assets of the non-current assets of Braskem or its controlled companies that represent, per transaction or jointly in a set of transactions in a given fiscal year, amount(s) of up to 1% (one percent) of the non-current assets of Braskem, pursuant to the latest annual balance sheet disclosed; s) approving the acquisition of assets to be included in the non-current assets of Braskem or any controlled company that represent, per transaction (individually considered) or jointly in a set of transactions in a given fiscal year, amount(s) up to 1% (one percent) of the non-current assets of Braskem or the respective Controlled or Affiliated company, pursuant to the latest annual balance sheet disclosed; t) approving the encumbrance, disposal or fiduciary assignment of non-current assets of Braskem or its controlled companies that represent, per transaction (individually considered) or jointly in a set of transactions, in a given fiscal year, amount(s) up to (A) 1% (one percent) of the non-current assets of Braskem or the respective Controlled or Affiliate, pursuant to the last annual balance sheet disclosed, or (B) R$ 350,000,000.00 (three hundred and fifty million reais), whichever is lower between "A" and "B", provided, however, that these limits do not apply to the encumbrance, assignment or fiduciary disposal by Braskem (or by its Controlled or Affiliated companies) of any non-current asset made to secure (X) the financing of the acquisition of such asset and (Y) legal proceedings filed by or against Braskem or its Controlled or Affiliated companies; u) approving the acquisition of assets (excluding those covered under item "s" above) and the contracting of services of any nature by Braskem and its controlled companies in annual amounts of up to R$ 480,000,000.00 (four hundred and eighty million reais), per contract or sequence of similar contracts, agreements or arrangements within the same transaction; v) approving the execution of contracts, except for those for the supply of raw materials, between, on one side, Braskem and/or any of its Controlled or Affiliated companies, and, on the other side, any of its Controller(s), any administrator of Braskem or its respective Controlled, Affiliated or Related Parties, in amounts of up to R$ 30,000,000.00 (thirty million reais) per operation or up to, jointly, R$ 90,000,000.00 (ninety million reais) per fiscal year; w) approving the acquisition of raw materials, by Braskem and any of its Controlled companies, in an annual amount up to the equivalent in Reais of US$ 350,000,000.00 (three hundred and fifty million dollars), per contract or sequence of similar contracts within the same operation, considering the period of 12 (twelve) months from the first contract; x) approving the realization of operational or expansion investments by Braskem and its Controlled companies of up to R$ 240,000,000.00 (two hundred and forty million reais); and y) exercising the competencies set forth in items (g), (h), (i), (j) and (l) of Article 27 of these Bylaws, below the authority limits that establish the competencies of the Board of Directors for the same matters, observing the internal distribution of authority limits to be approved by the Board of Directors. Article 35 The Chief Executive Officer will be responsible for, individually: a) defining the areas of authorityresponsibility and coordinating the actions of the Officers in implementing the Company’s Business Plan; and cb) calling and presiding over meetings of the Executive Board; d) submitting the Business Plan to approval by the Board of Directors; and e) proposing polices to the Board of Directors for general application in the Company. Article 3836 The remaining Officers will be responsible for, individually: a) carrying out actions and managing within the attributions defined in the basic management structure.; Sole Paragraph – Without prejudice to the provisions of Article 39 hereof, any two (2) Officers shall represent the Company as either plaintiff or defendant, in or out of court. Article 39 b) implementing the strategic plan and budget approved by the Board of Directors; c) managing, supervising and evaluating the performance of the activities of the units under their direct responsibility, as well as to perform management acts related to such activities. Article 37 The Company may nominate attorneys-in-fact, and the relevant document must be signed by two members of the Executive Board, observing the composition set forth in items (b), (c) and (d) of Article 38 of these Bylaws. Sole Paragraph - The powers of attorney must specify the powers granted and the duration of the term office, which shall be limited to a maximum of one (1) year, except for those granted for representation of the Company in legal or administrative proceedings or which the exercise thereof until the conclusion of the issue or proceeding is essential to the term of office. Article 40 Except for the cases established in these Bylaws, the Article 38 The Company will only be bound by documents signed jointly by: a) 2 (two) OfficerOfficers jointly, one of whom shall necessarily be (i) (i.a) the Chief Engineering, Technology and Innovation Officer; or (i.b) the Chief Consumer Market and Logistics Officer; or (i.c) the Chief Operations Officer (“Operational Officers”), and the other shall necessarily be (ii) (ii.a) the Chief Financial and Investor Relations Officer; or (ii.b) the Chief Governance and Compliance Officer; or (ii.c) the Chief Legal Officer (“Institutional Officers”); or b) 1 (one) Operational Officer and 1 (one) Attorney-in-Fact, provided that the respective power-of-attorney instrument has been granted by 1 (one) Institutional Officer, with specific powers conferred in accordance with Article 37 of these Bylaws; or c) 1 (one) Institutional Officer and 1 (one) Attorney-in-Fact, provided that the respective power-of-attorney instrument has been granted by 1 (one) Operational Officer, with specific powers conferred in accordance with Article 37 of these Bylaws; or d) 2 (two) Attorneys-in-Fact, the respective instrument being signed by 2 (two) Officers jointly, mandatorily 1 (one) Operational Officer and 1 (one) Institutional Officer, with specific powers grantedconferred in accordance with Article 3837 of these Bylaws. First Paragraph - The following acts may only be signed by 1 (one) Officer, or by 1 (one) Attorney-in Fact, appointed according to these Bylaws: a) the endorsement of checks and money orders for deposit in the Company’s bank account; b) authorizations to make transactions in the blocked account of the Unemployment Compensation Fund (FGTS); c) the registration and issue of documents regarding to labor, tax and customs and digital certification related matters; and d) the receipt of any amounts due by signing the receipts and giving release. Second Paragraph - In special cases, express powers may be granted to only one Officer or Attorney-in-Fact in order to carry out acts specified in the relevant documents, with due regard to the rule set forth in the Article 38 of these Bylaws. Article 4139 The Executive Board will meet (i) ordinarily, at the frequency to be determined (a) at a meeting of the Executive Board or, if applicable, (b) in its internal regulations, and (ii) extraordinarily, when summoned by the Chief Executive Officer. Sole Paragraph - The Executive Board may meet with at least half of its current members in attendance, with the Chief Executive Officer or his/her alternate included among them, in accordance with Article 33, Sole Paragraph. Article 42 Article 40 The Executive Board is prohibited from: a) taking out loans with institutions that are not members of the official or private banking network, whether within Brazil or abroad, unless expressly authorized by the Board of Directors; b) performing acts of any nature relating to business or operations that are not consistent with the Company’s objectives, such as the provision of guarantees on third-party liabilities, except to controlledControlled or Affiliated companies of Braskem, or if expressly authorized by the Board of Directors. CHAPTER IX FISCAL BOARD Article 4341 The Fiscal Board, composed of up to five (5) members and their alternates, elected by the General Meeting, pursuant to the provisions of the Shareholders’ Agreements filed at the Company’s headquarters shall operate on a permanent basis, in accordance with the Law. Sole Paragraph - The holders of non-voting preferred shares or with restricted voting rights, will be entitled to elect one member and his/her respective alternate. Minority shareholders will be assured the same right, provided that they jointly represent ten per cent (10%) or more of the voting shares. Article 4442 The Fiscal Board will be effective for one (1) year, re-election permitted, and the election shall always take place during the Annual General Meeting. First Paragraph – The members of the Fiscal Board will be invested in office upon the execution of deeds of investiture drawn- up in the Book of Minutes of the Fiscal Board Meetings, as well as the other documents required by the applicable legislation and the instrument of consent and/or adhesion to the policespolicies in effect at the Company, and the instrument of investiture shall include their submission to the arbitration clause referred to in these Bylaws, remaining in their posts with full exercise of their duties until their substitutes take office. Second Paragraph – In the event of a vacancy in the position of Director, the substitute shall automatically become its respective alternate in case no other Member is appointed by the remaining Directors form among the substitutes Directors, pursuant to the provision of the Shareholders’ Agreements filed at the Company’s headquarters, and shall act until the first General Meeting in which its name may be ratified or replaced by the shareholders. The substitute elected to fill the vacant position shall complete the remaining management term of the replaced member. Third Paragraph – The Fiscal Board shall adopt its own Set of Rules, which will establish procedures regarding its duties. Fourth Paragraph – Persons holding management positions (whether as director, officer, or holding any other position) in petrochemical companies that may be considered competitors may not be elected to the Fiscal Board of the Company. Article 4543 The members of the Audit CommitteeFiscal Board will receive the compensation established by the Meeting that elects them, observing the relevant terms of the law. CHAPTER X FINANCIAL YEAR, FINANCIAL STATEMENTS AND DISTRIBUTION OF PROFITS Article 4644 The financial year begins on January 1 and ends on December 31 of each year. Article 4745 At the end of each financial year, the Company’s financial statements will be prepared on the basis of the Company’s official accounting records, as established by law. First Paragraph - Profit sharing eventually attributable to the Company’s officersOfficers will be deducted from the net income for the financial year, after absorption of accumulated losses and deductions for the provision for income tax pursuant to the decision of the Annual General Meeting, observing the legal limits on the same, the AGM only approving the distribution of such profit sharing after the minimum dividends established in Article 9, item “c” of these bylaws have been guaranteed to the voting shares. Second Paragraph - Of the net income verified in accordance with the Law, five per cent (5%) will be deducted for the constitution of a Legal Reserve Fund, until this reaches an amount equivalent to twenty per cent (20%) of the capital stock. Third Paragraph - Shareholders will be entitled to receive a mandatory dividend of twenty five per cent (25%) of the net income for the financial year, determined at the end of each financial year according to the terms of the law pursuant to the legal and statutory rights of the preferred shares. When the value of the preferential dividend paid to the preferred shares is equal to or greater than 25% of the net income for the financial year, calculated in accordance with Article 202 of the Brazilian Corporation Law No 6,404/76, this will be considered to represent payment in full of the obligatory dividend. If there is any residual mandatory dividend after the payment of the preferential dividend, it will be assigned: a) in the form of a payment to the common shares of a dividend up to the limit of the preferential dividend of the preferred shares; and b) in the event of a continued residual balance, in the distribution of an additional dividend to the common and the class “A” preferred shares on an equal basis, in such a way that each voting or preferred share of that class receives the same dividend. Fourth Paragraph - The Company, may, at its discretion, draw up monthly, quarterly and/or half-yearly financial statements. If there is positive net income in such statements, advance, interim or in-between dividends may be distributed in accordance with the terms of the law, by prior decision of the Board of Directors, the distribution “ad referendum” of the General Meeting being prohibited. Fifth Paragraph - The Board of Directors may also declare interim dividends using profit reserves held over from previous annual or half-yearly balance sheets. Sixth Paragraph - The Company may, at the decision of the Board of Directors, pay interest on capital to its shareholders in accordance with the terms of Article 9, Paragraph 7 of Law No. 9,249 of December 26, 1995 and relevant legislation, offsetting the amount of interest paid or credited against the value of the preferential dividend for the preferred shares and the mandatory dividend established in Article 9 and the third paragraph of Article 4645 of these bylaws, respectively. Article 4846 The dividends and the interest on capital considered in the sixth paragraphSixth Paragraph of Article 46 that is attributed to the shareholders45 will not be subject to interest, and if not claimed within three (3) years of the initial date for payment of each dividend or payment of interest on capitalon which they are placed at the disposal of the shareholders, will revert to the Company. CHAPTER XI SHAREHOLDERS AGREEMENT Article 4947 The Shareholders’ Agreements duly registered at the Company’s headquarters, which, among other things, establish clauses and conditions for the purchase and sale of shares issued by the Company, preemptive rights in acquiring the same, exercisingexercise of voting rights, or power of control, will be respected by the Company, by Management and by its Administration, in particular by the Chairmanchairs and secretaries of the Meetings of the Executive Board, Board of Directors and General Meetings, as well as, as applicable, of the meetings of the Committees and the Fiscal Board. Sole Paragraph - The obligations and responsibilities arising from such agreements will be valid and will be binding onenforceable against third parties as soon as such agreements have been registered in the Company’s books. The administrators of the Company management willshall ensure that these agreements are respected and the Chairman of the General Meeting or the Chairman of the Meetings of the Board of Directors will, as the case may be, actobserved in accordance with the terms established in lawLaw. CHAPTER XII ARBITRATION Article 5048 The Company, its shareholders, managers, members of statutory bodies with technical or advisory functions, and the members of the fiscal board, whether effective or alternate members, undertake to resolve, by means of arbitration, before the Market Arbitration Chamber, in accordance with its rules, any dispute that may arise among them, related to or arising from their capacity as issuer, shareholders, managers, members of statutory bodies with technical or advisory functions, and members of the fiscal board, whether effective or alternate members, especially those arising from the provisions of Law No. 6,385/76, the Brazilian Corporation Law No. 6,404/76, the Company’s Bylaws, the rules issued by the National Monetary Council, the Central Bank of Brazil, and the Brazilian Securities and Exchange Commission, as well as other applicable rules governing the functioning of the capital markets in general, in addition to those contained in the Regulation, other regulations of B3 and the Level 1 Corporate Governance Participation Agreement. Sole Paragraph – Without prejudice to the validity of this arbitration clause, any request for urgent measures by the parties, prior to the constitution of the Arbitral Tribunal, shall be submitted exclusively to the Judiciary, it being certain that the forum elected for such measures is the Courts of the Capital of the State of São Paulo. CHAPTER XIII GENERAL CONSIDERATIONS Article 5149 The Company shall be liquidated pursuant to the terms of the Law. Sole Paragraph - In the event of the extrajudicial liquidation of the Company, it shall be incumbent on the General Meeting to determine the manner of liquidation, appoint the liquidator and the Audit CommitteeFiscal Board that will function during the liquidation period. Article 52 The amounts in US dollars mentioned in these Bylaws shall be used exclusively as a reference for the range of values and shall be considered by their equivalent values in Reais, converted by the average exchange rate disclosed by the Central Bank of Brazil, considering for this purpose the average of the month prior to the operation. Consolidation - 11/30/2004 Amendment on 03/31/2005 - Article 4 – Reverse Shares Split Amendment on 05/31/2006 - Article 4 - Capital Stock – Incorporation of Polialden Amendment on 04/02/2007 - Article 4 - Capital Stock – Incorporation of Politeno Amendment on 07/31/2007 - Article 4 - Capital Stock – Board of Directors Meeting No. 530 Amendment on 3/6/2008 - Article 4 - Capital Stock – Extraordinary General Meeting (EGM) Amendment on 05/30/2008 - Article 4 – Capital Stock - EGM – Incorporation of Grust Amendment on 09/30/2008 - Article 4 – Capital Stock - EGM – Incorporation of IPQ Amendment on 12/22/2008 - Article 4 - Cancellation of Shares Amendment on 04/30/2009 - Article 4 and Paragraph 1 - Capital Stock – Incorporation of P. Triunfo Amendment on 02/25/2010 - Article 4, Paragraph 1 - Limit of Authorized Capital Amendment on 12/27/2010 - Article 4 - Capital Stock – Incorporation of Quattor Petroquímica Reform and Consolidation - 02/28/2012 Amendment on 04/12/2012 - Article 4 - Capital Stock - EGM - Cancellation of Shares Amendment and Consolidation - 04/16/2016 - Article 4 - Conversion of class "B" preferred shares into class "A" preferred shares Amendment on 11/30/2017 - Article 2, inclusion of the activities that were developed by Braskem Petroquímica Ltda. and had no equivalent in the Company's corporate purpose; Article 4, Conversion of class "B" preferred shares into class "A" preferred share; and Article 39, Rectification of letter "b" for conceptual alignment with item "xx" of Article 26. Amendment on 04/30/2018 - Article 4, Conversion of class "B" preferred shares into class "A" preferred shares; Article 18, Insertion of paragraphs 1, 2 and 3 to provide for a minimum percentage of 20% of independent members of the Company's Board of Directors; and New Chapter VII, providing for the creation of a permanent Compliance Committee and the formalization of the existence of a Compliance area in the Company. Amendment on 10/16/2018 – Article 4th, conversion of class “B” preferred shares into class “A”; Article 26, item “xviii”, in order to exclude the exception to raw material contracts under the competence of the Board of Directors that deals with contracting with related parties, include reference to the company policy that regulates the matter, as well as to increase the limit values for approval. Consolidation on 08/24/2020 – Consolidation of the amendments to the Bylaws approved at the Company's General Meetings of November 30, 2017, April 30, 2018 and October 16, 2018, since such meetings did not formalize the consolidation of the Company's Bylaws. Amendment on 04/13/2021 - Article 1, paragraph 1 to change the corporate name of B3 S.A. - Brasil, Bolsa Balcão; Article 17, (xi) for cross-reference adjustment; Article 26 (xx) for inclusion of item to regulate the competence of the Board of Directors to deliberate on the acquisition of raw materials; Article 26 (xxv) for wording adjustment; Creation of Article 50 to provide for the applicable rules for converting the limit for the acquisition of raw materials foreseen in dollars to the equivalent in reais. Amendment on 07/30/2021 - Articles 29 and 30, transformation of the Compliance Committee into the Compliance and Audit Committee set pursuant to the Bylaws. Amendment on 04/19/2022 - Article 4, conversion of class "B" preferred shares into class "A" preferred shares Amendment on 11/13/2025 – Article 2 to detail the list of the Company's objectives, aligning the corporate purpose with the current reality and activities performed by the Company; inclusion of Article 20 to specify the rules and procedures for the election of the Board of Directors at the General Shareholders’ Meeting; Article 27 to update the approval thresholds of the Board of Directors based on inflation since the last update (IPCA), and to include a provision authorizing the Board of Directors to annually decide on the maintenance or monetary adjustment of such thresholds, in addition to removing from the Board of Directors’ responsibilities the selection and replacement of independent auditors of the Company’s subsidiaries. BRASKEM S.A. National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70 State Registration (NIRE) 29300006939 A Publicly Held Company MANAGEMENT PROPOSAL FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A. TO BE HELD ON MAY 28, 2026 ANNEX III Consolidated Bylaws of the Company BYLAWS CHAPTER I NAME, HEADQUARTERS, PURPOSE AND DURATION Article 1 BRASKEM S.A., a publicly listed company, with headquarters in the municipality of Camaçari, State of Bahia, and legal domicile in the municipality of São Paulo, State of São Paulo (“Company” or “Braskem”), is governed by these bylaws and by the appropriate legislation. First Paragraph – Due to listing of the company within the Level 1 segment of the São Paulo Stock Exchange B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the Company, its shareholders, administrators and Fiscal Board members are subject to the provisions in the B3 Level 1 Listing Regulation (“Regulation”). Second Paragraph – The Company may, through a document signed by its Executive Board as provided for in Article 34(g) below, constitute, transfer or close branches, agencies and offices in any part of Brazil or outside it. Article 2 The objectives of the Company are as follows: a) the manufacture, commercialization, distribution, import and export of chemical products, petrochemicals, thermoplastic resins, their respective compounds, processed and derived products, including those from biotechnology and renewable sources, as well as recycled products; b) the production, distribution and trading of utilities such as: steam, water, compressed air, industrial gases, as well as the provision of industrial services; c) the production, distribution and trading of electricity for its own consumption and for third-party companies; d) the taking of holdings in other companies, pursuant to Law No. 6,404/76 (“Brazilian Corporation Law”) as a holder of quotas or share; e) the manufacture, distribution, trading, import and export of gasoline, diesel oil, liquefied petroleum gas (LPG), and other oil derivatives, natural gas derivatives, or raw materials from renewable or circular sources; f) the transportation, including maritime and river navigation, representation and consignment of chemical and petrochemical products, thermoplastic resins, their respective compounds, processed and derivatives, such as polypropylene, polypropylene films, polyethylene, elastomers, including biotechnology and from renewable sources, as well as recycled products; g) the free lease or loan of assets that are owned or possessed thereby because of a commercial leasing agreement, provided that this is carried out as an ancillary activity to the main corporate purpose of the Company; h) the provision of services related to the activities above and similar ones; and i) the research, development, licensing, and direct or indirect exploitation of (i) proprietary or third-party technologies in the fields of chemistry, petrochemistry, plastics, biotechnology, biorefinery, energy and/or related to the activities above or in businesses adjacent to the corporate purpose; (ii) business models and/or digital technologies related to the activities above or in businesses adjacent to the corporate purpose. Article 3 The Company’s term of duration is unspecified. CHAPTER II CAPITAL STOCK AND SHARES Article 4 The share capital is eight billion, forty-three million, two hundred and twenty-two thousand, eighty reais and fifty cents (R$ 8,043,222,080.50), divided into seven hundred and ninety-seven million, two hundred and seven thousand, eight hundred and thirty-four (797,207,834) shares, of which 451,668,652 (four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two) common shares, three hundred and forty-five million, sixty thousand, three hundred and ninety-two (345,060,392) class “A” preferred shares; and four hundred and seventy-eight thousand, seven hundred and ninety (478,790) class “B” preferred shares. First Paragraph - Irrespectively of the statutory path taken, the Company is authorized, by resolution of the Board of Directors, to increase its Capital Stock until said stock reaches a total of one billion, one hundred and fifty two million, nine hundred and thirty seven thousand, nine hundred and seventy (1,152,937,970) shares, of which five hundred and thirty five million, six hundred and sixty one thousand, seven hundred and thirty one (535,661,731) are to be common shares, six hundred and sixteen million, six hundred and eighty two thousand, four hundred and twenty one (616,682,421) are to be Class “A” preferred shares and five hundred and ninety three thousand, eight hundred and eighteen (593.818) are to be Class “B” preferred shares, it being certain that the number of preferred shares not entitled to vote, or with a restricted right to vote shall not exceed the limit of 2/3 of the entire capital of the Company (“Authorized Capital”). Second Paragraph - The proportion verified above between the numbers of shares of the various classes of the Company’s preferred shares may be modified, dispensing the formality set forth in Article 136, paragraph 1, of the Brazilian Corporation Law. Article 5 The class “B” preferred shares will always be paid in full, using resources assigned under the terms of the law on fiscal incentives for projects in the Northeast of Brazil. Sole Paragraph - Shares paid in with resources from the Northeast Investment Fund - FINOR, created by Decree-Law No 1,376, of December 12, 1974, must remain as non-transferable registered shares for a period of four (4) years from the date that they are converted by that Fund for investors in accordance with Article 19 of Decree-Law No 1,376/74, except in the event that these shares are converted for the private individuals to which Article 3 of the same Decree-Law refers. Article 6 All of the Company’s shares are held in book entry transfer form, in the name of their holders, and will be held in a deposit account in a financial institution without the issue of certificates. First Paragraph - The cost for the service of transferring ownership of the shares that may be charged by the financial institution acting as depository, may be passed on to shareholders in accordance with the terms of the third paragraph of Article 35, of the Brazilian Corporation Law. Second Paragraph - The General Shareholders’ Meeting may authorize the conversion of class "A" preferred shares into common shares by means of the affirmative vote of shareholders representing the majority of the voting capital of the Company, which shall, however, establish: (a) the number of shares to be converted; (b) the exchange ratio applicable to such conversion; and (c) the date on which the conversion of shares will occur. Third Paragraph - With regard to the class “B” preferred shares, once the period of non-transferability established in special legislation has elapsed, the said shares may be converted into class “A” preferred shares at any time, through a written request to the Company, in the proportion of two (2) class “B” preferred shares received for each class “A” preferred share converted. Fourth Paragraph - All of the Company’s shares will be entitled to tag along rights in the event that the control of the Company is transferred, with all shares qualifying for the same price per share paid to the disposing shareholders, pursuant to the terms of Chapter III of these bylaws. Article 7 Subscription and payment in full for the shares will be subject to the following criteria: a) the issue, quantity, price, types or classes of shares to be issued by the Company shall, depending on the case, be established by either the General Meeting or the Board of Directors, always observing the Authorized Capital in the latter hypothesis; b) the minimum amount in shares subscribed will be in accordance with the prevailing legislation; c) the period for making full payment for the subscribed shares will be established by the Board of Directors or the General Meeting, depending on the case, for each capital increase; d) payment for the shares in assets that are not credits in current legal tender will depend on approval by the General Meeting; e) there will be no preemptive rights for the subscription of shares issued under the terms of the special Law on fiscal incentives (Article 172, First Paragraph of the Brazilian Corporation Law); nor will holders of shares subscribed with funds originating from fiscal incentives have preemptive rights to subscribe any new shares; f) without affecting the terms of the Sole Paragraph below, in exercising preemptive rights to subscribe to new shares and/or other securities issued by the Company, shareholders are guaranteed a period of thirty (30) days to carry out the subscription, starting from the date of publication of the respective notice to shareholders; g) the Company may issue subscription warrants at the decision of the General Meeting and the Board of Directors, up to the limit of the Authorized Capital. Sole Paragraph - Except where there is an issue of common shares, or other securities convertible into common shares, the Board of Directors or the General Meeting may, depending on circumstances, exclude preemptive rights for former shareholders, or reduce the respective term in any issue of shares, debentures, subscription warrants or other securities, the placement of which is made through a stock exchange, a public subscription or in exchange for shares in a public offer to acquire control, in accordance with the terms of the law. Article 8 Each common share carries the right to one vote on the decisions of the General Meeting. Article 9 Preferred shares will not have voting rights, but will nevertheless enjoy the following privileges: a) Class “A” and “B” preferred shares will have equal priority in the distribution in each financial year, of a minimum, non-cumulative dividend, of six per cent (6%) of its unit value, as defined in item “h” below, in accordance with the income available for distribution to shareholders. This dividend must be paid, except in the case of a decision by the General Meeting, or the Board of Directors, there is a distribution of interim dividends (Article 45, Paragraph 5 of these Bylaws), within sixty (60) days of the date on which it is declared, and in any case, before the end of the same financial year; b) common shares will only be entitled to dividends after the payment of dividends on the preferred shares referred to in item “a” of this article; c) following the implementation of the terms of item “a” of this article and a dividend being guaranteed on the common shares of six per cent (6%) of their unit value, as defined in item “h” below, the class “A” preferred shares will have equal claim with the common shares to the distribution of the remaining income; d) the class “B” preferred shares will not participate in the distribution of the remaining income after the said shares have received the minimum dividend referred to in item “a” of this article; e) only the common and class “A” preferred shares will be entitled to participate in the distribution, by the Company, of shares resulting from the incorporation of reserves into the capital stock; f) the class “A” and “B” preferred shares are guaranteed priority in the reimbursement of the Capital Stock; g) full payment for the subscription of shares by FINOR will be effected through the deposit of the corresponding amount in an escrow account with the Banco do Nordeste do Brasil S.A. in the name of the Company, with the relevant release of funds occurring immediately after the publication, in the Official Gazette of the Commercial Registry Certificate of the filing of the Minutes of the Meeting of the Board of Directors that decides on the subscription; h) the unit value of the shares will be obtained by dividing the capital stock by the number of shares in the market. Sole Paragraph - The preferred shares without voting rights that have fixed or minimum dividends, when issued, will acquire such rights in the event that the Company does not pay the fixed or minimum dividends to which the shares are entitled for three consecutive financial years, and will retain these rights until such time as these dividends are paid, in the event that they are not cumulative, or until the overdue cumulative dividends are paid, in all cases pursuant to Paragraph 1 of Article 111 of the Brazilian Corporation Law. CHAPTER III JOINT SALE RIGHTS. Article 10 In the event that the Controller(s) of the Company dispose Control of the Company at any time, the same disposing party(ies) will be obliged to include in the document governing the same cession of control, an obligation on the part of the acquiring party(ies) to make, within a period of thirty (30) days of the formal transfer of the shares representing the Controlling stake and effected through the financial institution responsible for the custody of the Company’s shares, a public offer for the purchase of all shares issued by the Company, independently of the type or class of share, for the same price per share paid to the disposing shareholder(s). Article 11 The provisions of Article 10 above shall not apply if the third-party acquirer(s) is/are (a) a Controller, directly or indirectly, of the disposing party; (b) a Controlled company, directly or through a stake held in a controlling block, by the Controllers of the disposing party; or (c) Controlled, directly or indirectly, by the disposing party. Article 12 The sale, disposal and/or transfer of shares of the Company between shareholders that are members of the Control block bound by a shareholders’ agreement does not constitute a disposal of Control. Article 13 The right of joint sale established here in Chapter III will not apply if the disposal of Control of the Company arises from: (a) a court Resolution or act, such as judicial seizure or sentence, or (b) a final decision by regulatory authorities, including the Brazilian Anti-Trust Commission (CADE), that obliges the Controlling shareholder(s) of the Company to divest part or all of the shares in the Company that they hold. CHAPTER IV PERMANENT BODIES OF THE COMPANY Article 14 The following are permanent bodies of the Company: a) the General Meeting; b) the Board of Directors; c) the Executive Board; d) the Fiscal Board. CHAPTER V THE GENERAL MEETING Article 15 The General Meeting will be held ordinarily during the first four months following the end of each financial year; and extraordinarily whenever the interests of the Company so require. Sole Paragraph - The General Meeting will be called by the Board of Directors or in the form established by law, with at least 30 (thirty) days advance notice. Article 16 Notice of the General Meeting will be given in the written media, pursuant to the terms established by law. Article 17 Participation in the General Meeting is restricted to shareholders whose shares are held in the custody at the financial institution indicated by the Company up to two (2) days prior to the holding of the said Meeting. First Paragraph - Shareholders may appoint proxies pursuant to the terms of the law and rules published by the Brazilian Securities and Exchange Commission (“CVM”). Second Paragraph – For the purposes of exercising the right set forth in paragraph 4 of Article 141 of the Brazilian Corporation Law, shareholders must prove to the Meeting the continuous title to the minimum ownership interest required by such provision for a period of three (3) months immediately prior to the holding of the General Meeting and will be eligible to exercise the mentioned right only in relation to the shares satisfying such requirement. Third Paragraph – After signing the Register of Attendance, the shareholders will elect the Chairman and the Secretary to preside over the deliberations of the General Meeting. Article 18 The General Meeting shall be responsible for, among other duties assigned thereto by law, deliberating on the following subjects: a) merger, spin-off, consolidation or merger of shares involving Braskem, as well as the transformation of Braskem into another corporate type, or any other corporate restructuring transaction involving Braskem, including the participation in a group of companies, as defined in Article 265 of the Brazilian Corporation Law; b) any amendment to these bylaws; c) altering the preferences, advantages and/or conditions for the redemption or amortization of one or more classes of preferred shares in which the Capital Stock of Braskem is divided, or the creation of classes of preferred shares more favorable than the existing classes; d) conversion of preferred shares into common shares of Braskem; e) increase or reduction of the number of members of Braskem’s Board of Directors; f) increase or reduction of the Capital Stock of Braskem beyond the limit of the Authorized Capital, as well as redemption or amortization of shares of Braskem; g) the annual accounts of the management and the annual financial statements of Braskem; h) bankruptcy filing, judicial and/or extrajudicial reorganization of Braskem, or the winding-up, liquidation or lifting of the liquidation of Braskem, or the adoption of any preliminary injunction measures regarding the proceedings indicated above, in Brazil or abroad, including the election and removal of the liquidator and the appointment of the Fiscal Board that will operate during the liquidation period and shall examine its accounts; i) alteration of the dividend policy or the minimum dividend set forth in these bylaws; j) ratification of the share offering plans, stock options plans and any other similar long-term incentive plans of the Company as approved by the Board of Directors; k) except if within the limit of the Authorized Capital, ratification of the terms and conditions for any public or private offering of securities issued by Braskem as approved by the Board of Directors; l) decision on the delisting of shares or, if delisted, the obtaining of any new registration of Braskem as a publicly-held company; m) appraisal of the assets which the shareholder contributes to the Capital Stock increase; n) election and substitution of members of the Board of Directors and Fiscal Board; and o) determination of the annual compensation of administrators. CHAPTER VI THE BOARD OF DIRECTORS Article 19 The Board of Directors of the Company is composed of eleven (11) effective members and respective alternates, three (3) of whom shall be independent directors, as defined in CVM rules (“Independent Directors”), whether or not shareholders, whether or not residents of Brazil, who are elected and may be removed from office at any time by the General Meeting. Sole Paragraph – The members of the Board of Directors elected by separate vote pursuant to paragraph 4 of Article 141 of the Brazilian Corporation Law shall be considered Independent Directors. Article 20 The members of the Board of Directors will have a term of office of two (2) years, with reelection being permitted. First Paragraph - The members of the Board of Directors will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Board of Directors’ Meetings, as well as other documents required by the applicable legislation and the Instrument of Consent of the Administrators set forth in the Regulation and the polices in effect at the Company, and will remain in their positions until their successors take office. Second Paragraph - The instrument of investiture of the members of the Board of Directors shall include their submission to the arbitration clause referred to in these Bylaws. Article 21 The election of the members of the Board of Directors shall be carried out through a slate system, and individual voting for candidates shall be prohibited, except for the right to separate election provided for in Article 141, paragraphs 4 and 5 of the Brazilian Corporation Law, when applicable. First Paragraph – For clarification purposes, the provision in the caput above shall not apply when there are individual replacements due to vacancies that, jointly, reach up to the majority of the seats on the Board of Directors. In such latter case, the provisions of Article 24 of these Bylaws shall be observed. Second Paragraph – In the election referred to in this Article, only the following may run: (a) the slate nominated by the Board of Directors; and (b) the slate or slates nominated, as provided for in Paragraph 4 of this Article, by any shareholder or group of shareholders. Third Paragraph – The Board of Directors shall, by the date of the call notice for the General Meeting convened to elect all members of the Board of Directors, disclose in the management proposal or other materials made available for the Meeting the names of the candidates included in the slate proposed by the Board of Directors and provide the information and documents required by applicable law and regulations. Fourth Paragraph – The shareholder or group of shareholders wishing to propose an alternative slate to run for the Board of Directors must, at least 25 (twenty-five) days prior to the date scheduled for the General Meeting, submit in writing to the Board of Directors, with a copy to the Company’s Investor Relations Officer, the nomination of the candidates on their proposed slate, accompanied by the information and documents required by applicable law and regulations, and its disclosure must comply with the applicable rules. Fifth Paragraph – If one or more candidates on the proposed slate are replaced, the Board of Directors or the shareholder or group of shareholders, as applicable, must immediately inform the Company’s Investor Relations Officer, providing the information and documents required by applicable law and regulations regarding the substitute candidates. Sixth Paragraph – Among the names nominated by the Board of Directors or by shareholders, those who qualify as Independent Directors must be identified, in accordance with the provisions of Article 19 above. Seventh Paragraph – It is prohibited for the same shareholder, individually or jointly with other shareholders, to submit more than one slate. However, the same person may be included in two or more slates, including the one nominated by the Board of Directors. Eighth Paragraph – Each shareholder may vote in favor of only one slate, and the candidates on the slate receiving the highest number of votes at the General Meeting shall be declared elected. Ninth Paragraph – In the event of election of the members of the Board of Directors through the cumulative voting process, the slate election shall no longer apply, and the candidates for the Board of Directors shall be those included in the slates referred to in this Article, as well as any other candidates nominated, provided that the information and documents required by applicable law and regulations regarding the candidates are submitted to the General Meeting. Article 22 The Chairman and Vice-Chairman of the Board of Directors shall be elected from among the members of said Board, by majority vote of those present at the first meeting of the Board of Directors held immediately after the investiture of such members, or whenever resignation or vacancy occurs in such position(s), and may be replaced at any time, observing the provisions of the Shareholders’ Agreements filed at the Company’s headquarters. Paragraph 1 – The position of Chief Executive Officer and Chairman of the Board of Directors may not be held by the same person, except in the cases and under the terms set forth in the Regulation. Paragraph 2 – The Board of Directors of the Company shall be responsible for the appraisal of the appointment of statutory members in the Controlled and Affiliated companies of the Company, in compliance with the policies approved within the Board of Directors of the Company. For the purposes of these bylaws, the terms (i) “Controlled” means any Person of which the Person in question holds, directly or indirectly, Control; (ii) “Control” means, pursuant to Article 116 of the Brazilian Corporation Law, cumulatively, (a) the ownership, direct or indirect, of partnership rights that ensure, in a permanent manner, the majority of votes in the resolutions of the General Meetings (or equivalent body) of the Person in question and the power to elect the majority of its administrators, and (b) the actual use of the power to direct the corporate activities and guide the operation of the Person in question; (iii) “Affiliate” means a Person in which the Company directly or indirectly holds an equity interest without exercising Control; and (iv) “Person” means any individual or legal entity, firm, partnership, investment fund, company, business trust, joint stock company, trust, consortium, joint venture, condominium, universality of rights or entity without legal personality, joint endeavor or other person, of whatever nature. Article 23 In the absence or temporary impairment, the members of the Board of Directors will be replaced by their respective alternates. In the event of absence or temporary impairment of the Chairman, the duties of the Chairman shall be performed by another member of the Board of Directors designated by the Chairman. Article 24 In the event of a vacancy in the position of Member, the substitute shall automatically become its alternate in case no other Member is nominated by the remaining Members, pursuant to Article 150 of the Brazilian Corporation Law, observing the provision in the Shareholders’ Agreement filed at the Company’s headquarters, and shall serve until the first General Meeting in which its name may be ratified or substituted by the shareholders. The substitute elected to fill the position must complete the remaining management term of the replaced member. Article 25 The Board of Directors will normally meet on a monthly basis, and extraordinarily, whenever summoned by the Chairman or by any two (2) of its members. First Paragraph - The meetings of the Board of Directors of Braskem shall always be called with at least 15 (fifteen) days advance notice, with the same period for the delivery of the material indispensable to support the discussion of the proposed deliberations. However, calls on an emergency basis shall be accepted with shorter notice, but never less than 72 (seventy-two) hours in advance, whenever duly justified and accepted by the Chairman of the Board of Directors. The notice periods established herein may be waived in the case of spontaneous attendance of all Directors at the meeting. Second Paragraph - The Board of Directors will only deliberate in the presence of the majority of its acting members, Board members however having the option of being represented by any other Board member or alternate that they may nominate, and decisions will be taken by a majority vote. Each Director shall be entitled to one vote in the resolutions, with the Chairman not having a tie-breaking vote. Third Paragraph - The Board of Directors shall have the following permanent advisory committees (“Committees”), without prejudice to others that may be created by decision of the Board of Directors and whose members shall be appointed pursuant to Article 27 (n) below: (i) Finance and Investments Committee; (ii) Strategy, Sustainability and Communication Committee; (iii) People and Organization Committee; (iv) Safety, Environment and Health (SHE) Committee; and (v) Statutory Compliance and Audit Committee – SCAC. Fourth Paragraph – The Board of Directors shall appoint the members of its Committees in accordance with the rules and requirements established in the internal regulations of the Committees approved by the Board of Directors. For the sake of clarity, the Committees may also be composed by persons who are not members of the Board of Directors and who are not employees of the Company. Fifth Paragraph - The same duties and responsibilities imposed by law or by these Bylaws on the Company’s administrators shall apply to the members of the Committees. Article 26 The aggregate annual compensation of the Company’s administrators will be set by the General Meeting, and the Board of Directors will be liable for establishing their individual compensation. The compensation owed to the members of the Board of Directors for the exercise of their duties on said body and, as the case may be, on any of its Committees (or even on the Executive Board), shall not be cumulative. In the event of accumulation of positions, the member shall be entitled exclusively to the highest compensation among those attributed to the respective positions held. Article 27 The Board of Directors shall be responsible for deliberating on: a) (i) merger, spin-off, consolidation or merger of shares involving Controlled or Affiliated companies of Braskem, (ii) the transformation of such Controlled or Affiliated companies into another corporate type, or (iii) any other corporate restructuring transaction involving such Controlled or Affiliated companies, including the participation in a group of companies, as defined in Article 265 of the Brazilian Corporation Law; b) the creation or granting of options to buy or sell shares by the Controlled or Affiliated companies. For the sake of clarity, this matter shall only be subject to deliberation in the scope of Affiliated companies provided that such creation or granting results in the admission of a new shareholder (other than another Controlled or Affiliated company of Braskem) in such Controlled or Affiliated company of Braskem; c) the terms and conditions of share repurchase programs of Braskem and/or its publicly-held Controlled or Affiliated companies; d) the participation of Braskem or the Controlled or Affiliated companies in companies, partnerships, profit or non-profit associations or consortiums, as well as the transfer or termination of such participation; e) the free-lease, disposal, assignment or transfer of assets pertaining to the non-current assets of Braskem or any Controlled or Affiliated company that represent, per transaction or jointly in a set of transactions in a given fiscal year, amount(s) exceeding 1% (one percent) of the non-current assets of Braskem, pursuant to the latest annual balance sheet disclosed; f) the acquisition of assets to be included in the non-current assets of Braskem or any Controlled or Affiliated company that represent, per transaction (individually considered) or jointly in a set of transactions in a given fiscal year, amount(s) exceeding 1% (one percent) of the non-current assets of Braskem or the respective controlled company, pursuant to the latest annual balance sheet disclosed; g) the encumbrance, disposal or fiduciary assignment of assets of the non-current assets of Braskem or any Controlled or Affiliated company that represent, per transaction (individually considered) or jointly in a set of transactions in a given fiscal year, amount(s) exceeding (A) 1% (one percent) of the non-current assets of Braskem or the respective Controlled or Affiliated company, pursuant to the latest annual balance sheet disclosed, or (B) R$ 350,000,000.00 (three hundred and fifty million reais), prevailing the lower between “A” and “B”, provided that such limits do not apply to the encumbrance, assignment or fiduciary alienation by Braskem or any Controlled or Affiliated company of any non-current asset performed to guarantee (X) the financing of the acquisition of such asset and (Y) judicial proceedings filed by or against Braskem or its Controlled or Affiliated companies; h) the acquisition of assets (excluding those that fall under item “f” above) and the contracting of services of any nature by Braskem and Controlled or Affiliated companies in annual amounts exceeding R$ 480,000,000.00 (four hundred and eighty million reais), per contract or sequence of similar contracts, agreements or arrangements within the same operation; i) the execution of contracts, except for those for the supply of raw materials, between, on one side, Braskem and/or any of its Controlled or Affiliated companies, and, on the other side, any of its Controller(s), any administrator of Braskem or its respective Controlled, Affiliated or Related Parties, in amounts exceeding R$ 30,000,000.00 (thirty million reais) per operation, or jointly exceeding R$ 90,000,000.00 (ninety million reais) per fiscal year, provided that such resolution shall be preceded by the analysis and non-binding recommendation of the Finance and Investment Committee; j) the acquisition of raw materials, by Braskem and any of its Controlled companies, in an annual amount exceeding the equivalent in Reais of US$ 350,000,000.00 (three hundred and fifty million dollars), per contract or sequence of similar contracts within the same operation, considering the period of 12 (twelve) months from the first contract; k) the granting of guarantees by Braskem or its Controlled or Affiliated companies, of any value, in relation to obligations assumed by a Person that is not a Controlled or Affiliated company of Braskem, and the granting of guarantees by Braskem or Controlled or Affiliated companies in proportion exceeding the (direct or indirect) participation of Braskem in such Controlled or Affiliated companies of Braskem; l) the realization of operational or expansion investments of Braskem or its Controlled or Affiliated companies in an amount exceeding R$ 240,000,000.00 (two hundred and forty million reais); m) the internal policies of Braskem, including the financial and insurance contracting policy of the Company; n) the election and removal of the members of the Committees, in accordance with the rules and guidelines provided in the respective regulations of the Committees; o) the terms and conditions and any amendments to the internal regulations of the Board of Directors and the Committees of the Company, as well as to the internal regulations of the Executive Board of the Company, which shall provide for the specific authority limits and attributions of the Officers; p) annual fixing of the global annual limit for fundraising by the Company and its Controlled and Affiliated companies, as well as the fixing of the limits, per operation, within which the Officers may contract loans or financing in the country or abroad; q) approval or review of the business plan of Braskem; r) the annual budget of Braskem and any material subsequent amendments; s) the election and removal of the members of the Executive Board of Braskem, as well as the administrators (and other statutory members) of the Controlled and Affiliated companies; t) (a) the issuance, by Braskem, of shares within the limit of the Authorized Capital; and (b) proposal, to the General Meeting of Braskem, of the issuance of shares above the limit of the Authorized Capital or expansion of the limit of the Authorized Capital; u) selection or replacement of the independent auditors of Braskem and the Controlled or Affiliated companies of Braskem; v) the practice of acts that imply waiver and/or restriction, by Braskem and/or by its Controlled or Affiliated companies, of rights with an aggregate value exceeding R$ 100,000,000.00 (one hundred million reais); w) the performance, by Braskem, its Controlled or Affiliated companies, of any gratuitous act involving amounts exceeding R$ 100,000,000.00 (one hundred million reais); x) the conditions for the granting of stock options (stock options plans) and/or subscription bonuses under long-term incentive plans for ratification by the Company's General Meeting; y) the terms and conditions for conducting any public or private offering of securities issued by Braskem for subsequent ratification by Braskem's General Meeting; and z) the approval of the exercise and orientation of the vote to be cast by Braskem in the General Meeting (or equivalent body) of its Controlled or Affiliated companies, regarding the matters listed above, except for operations, transactions and businesses that have already been approved by the Board of Directors of Braskem. Article 28 In compliance with the internal regulations of the Board, and without prejudice to other provisions in the Shareholders’ Agreements filed at the Company’s headquarters, the following are competent: (i) the Chairman of the Board of Directors: (a) calling and directing the meetings of the Board of Directors; and (b) calling the General Meeting, subject to authorization by the Board of Directors; and (c) the Vice-Chairman of the Board of Directors: assisting the Chairman of the Board of Directors in the organization and conduct of the work of the body and other duties that may be assigned by the Chairman of the Board, within the limits of the internal regulations. CHAPTER VII COMPLIANCE AND AUDIT Article 29 The Company will have a permanent Compliance and Audit Committee set pursuant to the Bylaws, advisory body directly linked to the Board of Directors, composed of five (5) members elected by the Board of Directors, whose composition, impediments and independence criteria shall comply with the applicable legislation and regulations, especially CVM Resolution No. 23/21 or any normative act that may replace it, as well as the internal rules of the Company. First Paragraph - The Compliance and Audit Committee set pursuant to the Bylaws shall have in its composition at least 1 (one) member of its Board of Directors and at least 1 (one) member who is not a member of the Board of Directors. Paragraph 2 - The instrument of investiture of the members of the Statutory Compliance and Audit Committee, as well as members of the other Committees, shall include their submission to the arbitration clause referred to in these Bylaws. CHAPTER VIII EXECUTIVE BOARD Article 30 The Company shall have an Executive Board composed of professionals with recognized competence and experience for the exercise of their function, in accordance with the requirements set forth and detailed in the internal regulations of the People and Organization Committee, composed of 8 (eight) statutory officers, namely (i) one Chief Executive Officer – CEO, (ii) one Chief Financial and Investor Relations Officer, (iii) one Chief Corporate Affairs Officer, (iv) one Chief Engineering, Technology and Innovation Officer, (v) one Chief Governance and Compliance Officer, (vi) one Chief Consumer Market and Logistics Officer, (vii) one Chief Operations Officer; and (viii) one Chief Legal Officer. Paragraph 1 – The deliberations of the Executive Board shall be taken by the vote of the majority of those present, which shall include the vote of at least one Operational Officer (as defined below) and one Institutional Officer (as defined below), and shall be duly recorded. Paragraph 2 - The Executive Board shall act as a collegiate body in the situations established in these Bylaws or in the internal regulations of the Executive Board approved by the Board of Directors, it being further understood that the Officers of the Company may not submit matters for deliberation by the Board of Directors without such matters first being submitted: (i) to the consideration, knowledge and collegiate manifestation of the Executive Board, observing the authority levels defined in these bylaws and/or in the internal regulations of the Executive Board approved by the Board of Directors; and (ii) to the opinion of the relevant Committees. Paragraph 3 - In the event of a tie in deliberations of the Executive Board, the matters set forth in items “a”, “c”, “d”, “f”, “h”, “i”, “k” and “p” of Article 34 of these Bylaws shall be referred to the Board of Directors for resolution, as well as any other matters that constitute the original competence of the Board of Directors and that, by statutory force, must be previously assessed by the Executive Board prior to their submission to the Board. Paragraph 4 - In the other matters within the competence of the Executive Board not covered by the previous Paragraph, a tie shall imply the suspension of the deliberation, so that the matter is reconsidered at a subsequent Executive Board meeting, to be held within 30 calendar days. If the tie is maintained, the matter shall be considered not approved. Article 31 The Executive Board officers will have a term of office of two (2) years, with reelection being permitted. First Paragraph - The Officers will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Executive Board’s Meetings, as well as the other documents required by the applicable legislation and the instrument of consent of administrators to the regulations applicable to the Executive Board and the policies in effect for the Company, and will remain in their positions with full exercise of their duties until their substitutes take office. Second Paragraph - The instrument of investiture of the Officers shall include their submission to the arbitration clause referred to in these Bylaws. Article 32 In the absence or impairment of any Officer, the Chief Executive Officer will be responsible for nominating, from among the other Officers, his/her substitute who shall accrue both duties, observing the provisions of the Shareholders’ Agreement filed at the Company’s headquarters. Sole Paragraph - In the absence or temporary impairment of the Chief Executive Officer, the Chief Executive Officer shall designate his/her substitute. Article 33 In the event of a vacancy or permanent or temporary incapacity of any position of the Executive Board, the Board of Directors shall be responsible for electing a substitute to hold the office for the remaining period of the term of office, observing the provisions of the Shareholders’ Agreement filed at the Company’s headquarters. Article 34 The Executive Board shall be responsible for carrying out all actions necessary for the functioning of the Company, except those that, by law or by these bylaws, are assigned to other bodies, as well as: a) preparing the annual management report, the financial statements and the proposal for allocation of income for the fiscal year, all of which will be submitted to the Board of Directors for assessment and to the General Meeting for approval; b) approving amendments to the organizational structure of the Company; c) preparing the proposal of the business plan of Braskem and submitting it for approval by the Board of Directors; d) preparing the proposal of the annual budget of Braskem, as well as any non-material subsequent amendments thereto, and submitting it for approval by the Board of Directors; e) contracting loans, financing or capital market operations, observing the cases in which authorization from the Board of Directors or the General Meeting is required, in accordance with the legislation or regulations in force, as well as the annual limits per operation set by the Board of Directors; f) preparing the policies for general application within the Company to be submitted for approval by the Board of Directors; g) approving the opening, transfer or closing of branches, agencies or offices, in any part of Brazilian territory or abroad; h) granting, on behalf of Braskem, guarantees to its Controlled or Affiliated companies; i) approving the technical-economic evaluation criteria for investment projects, with the respective plans for delegation of responsibility for their execution and implementation; j) approving the chart of accounts, basic criteria for determination of results, amortization and depreciation of invested capital, and changes in accounting practices; k) approving the corporate manuals and rules of governance, accounting, finance, personnel administration, contracting and execution of works and services, supply and disposal of materials and equipment, operations and other corporate rules necessary for the guidance of the operation of the Company; l) approving the rules for the assignment of use, lease or rental of real estate owned by the Company; m) approving collective bargaining agreements or conventions, as well as the filing of collective labor disputes; n) ensuring the implementation of the strategic plan and the multi-year plans and annual programs of expenditures and investments of the Company with the respective projects, observing the budgetary limits approved; o) deliberating on trademarks and patents, names and insignias; p) authorizing the filing of claims in judicial or arbitral proceedings, as well as acts of settlement in such proceedings, establishing delegation authority levels; q) approving the practice of acts implying judicial or extrajudicial waiver or settlement, as well as arbitration commitment, establishing delegation authority levels; r) approving free-lease, disposal, assignment or transfer of assets of the non-current assets of Braskem or its controlled companies that represent, per transaction or jointly in a set of transactions in a given fiscal year, amount(s) of up to 1% (one percent) of the non-current assets of Braskem, pursuant to the latest annual balance sheet disclosed; s) approving the acquisition of assets to be included in the non-current assets of Braskem or any controlled company that represent, per transaction (individually considered) or jointly in a set of transactions in a given fiscal year, amount(s) up to 1% (one percent) of the non-current assets of Braskem or the respective Controlled or Affiliated company, pursuant to the latest annual balance sheet disclosed; t) approving the encumbrance, disposal or fiduciary assignment of non-current assets of Braskem or its controlled companies that represent, per transaction (individually considered) or jointly in a set of transactions, in a given fiscal year, amount(s) up to (A) 1% (one percent) of the non-current assets of Braskem or the respective Controlled or Affiliate, pursuant to the last annual balance sheet disclosed, or (B) R$ 350,000,000.00 (three hundred and fifty million reais), whichever is lower between "A" and "B", provided, however, that these limits do not apply to the encumbrance, assignment or fiduciary disposal by Braskem (or by its Controlled or Affiliated companies) of any non-current asset made to secure (X) the financing of the acquisition of such asset and (Y) legal proceedings filed by or against Braskem or its Controlled or Affiliated companies; u) approving the acquisition of assets (excluding those covered under item "s" above) and the contracting of services of any nature by Braskem and its controlled companies in annual amounts of up to R$ 480,000,000.00 (four hundred and eighty million reais), per contract or sequence of similar contracts, agreements or arrangements within the same transaction; v) approving the execution of contracts, except for those for the supply of raw materials, between, on one side, Braskem and/or any of its Controlled or Affiliated companies, and, on the other side, any of its Controller(s), any administrator of Braskem or its respective Controlled, Affiliated or Related Parties, in amounts of up to R$ 30,000,000.00 (thirty million reais) per operation or up to, jointly, R$ 90,000,000.00 (ninety million reais) per fiscal year; w) approving the acquisition of raw materials, by Braskem and any of its Controlled companies, in an annual amount up to the equivalent in Reais of US$ 350,000,000.00 (three hundred and fifty million dollars), per contract or sequence of similar contracts within the same operation, considering the period of 12 (twelve) months from the first contract; x) approving the realization of operational or expansion investments by Braskem and its Controlled companies of up to R$ 240,000,000.00 (two hundred and forty million reais); and y) exercising the competencies set forth in items (g), (h), (i), (j) and (l) of Article 27 of these Bylaws, below the authority limits that establish the competencies of the Board of Directors for the same matters, observing the internal distribution of authority limits to be approved by the Board of Directors. Article 35 The Chief Executive Officer will be responsible for, individually: a) defining the areas of responsibility and coordinating the actions of the Officers in implementing the Company’s Business Plan; and b) calling and presiding over meetings of the Executive Board. Article 36 The remaining Officers will be responsible for, individually: a) carrying out actions and managing within the attributions defined in the basic management structure; b) implementing the strategic plan and budget approved by the Board of Directors; c) managing, supervising and evaluating the performance of the activities of the units under their direct responsibility, as well as to perform management acts related to such activities. Article 37 The Company may nominate attorneys-in-fact, and the relevant document must be signed by two members of the Executive Board, observing the composition set forth in items (b), (c) and (d) of Article 38 of these Bylaws. Sole Paragraph - The powers of attorney must specify the powers granted and the duration of the term office, which shall be limited to a maximum of one (1) year, except for those granted for representation of the Company in legal or administrative proceedings or which the exercise thereof until the conclusion of the issue or proceeding is essential to the term of office. Article 38 The Company will only be bound by documents signed jointly by: a) 2 (two) Officers jointly, one of whom shall necessarily be (i) (i.a) the Chief Engineering, Technology and Innovation Officer; or (i.b) the Chief Consumer Market and Logistics Officer; or (i.c) the Chief Operations Officer (“Operational Officers”), and the other shall necessarily be (ii) (ii.a) the Chief Financial and Investor Relations Officer; or (ii.b) the Chief Governance and Compliance Officer; or (ii.c) the Chief Legal Officer (“Institutional Officers”); or b) 1 (one) Operational Officer and 1 (one) Attorney-in-Fact, provided that the respective power-of-attorney instrument has been granted by 1 (one) Institutional Officer, with specific powers conferred in accordance with Article 37 of these Bylaws; or c) 1 (one) Institutional Officer and 1 (one) Attorney-in-Fact, provided that the respective power-of-attorney instrument has been granted by 1 (one) Operational Officer, with specific powers conferred in accordance with Article 37 of these Bylaws; or d) 2 (two) Attorneys-in-Fact, the respective instrument being signed by 2 (two) Officers jointly, mandatorily 1 (one) Operational Officer and 1 (one) Institutional Officer, with specific powers conferred in accordance with Article 37 of these Bylaws. Article 39 The Executive Board will meet (i) ordinarily, at the frequency to be determined (a) at a meeting of the Executive Board or, if applicable, (b) in its internal regulations, and (ii) extraordinarily, when summoned by the Chief Executive Officer. Sole Paragraph - The Executive Board may meet with at least half of its current members in attendance. Article 40 The Executive Board is prohibited from: a) taking out loans with institutions that are not members of the official or private banking network, whether within Brazil or abroad, unless expressly authorized by the Board of Directors; b) performing acts of any nature relating to business or operations that are not consistent with the Company’s objectives, such as the provision of guarantees on third-party liabilities, except to Controlled or Affiliated companies of Braskem, or if expressly authorized by the Board of Directors. CHAPTER IX FISCAL BOARD Article 41 The Fiscal Board, composed of up to five (5) members and their alternates, elected by the General Meeting, pursuant to the provisions of the Shareholders’ Agreements filed at the Company’s headquarters shall operate on a permanent basis, in accordance with the Law. Sole Paragraph - The holders of non-voting preferred shares or with restricted voting rights, will be entitled to elect one member and his/her respective alternate. Minority shareholders will be assured the same right, provided that they jointly represent ten per cent (10%) or more of the voting shares. Article 42 The Fiscal Board will be effective for one (1) year, re-election permitted, and the election shall always take place during the Annual General Meeting. First Paragraph – The members of the Fiscal Board will be invested in office upon the execution of deeds of investiture drawn up in the Book of Minutes of the Fiscal Board Meetings, as well as the other documents required by the applicable legislation and the instrument of consent and/or adhesion to the policies in effect at the Company, and the instrument of investiture shall include their submission to the arbitration clause referred to in these Bylaws, remaining in their posts with full exercise of their duties until their substitutes take office. Second Paragraph – In the event of a vacancy in the position of Director, the substitute shall automatically become its respective alternate, and shall act until the first General Meeting in which its name may be ratified or replaced by the shareholders. The substitute elected to fill the vacant position shall complete the remaining management term of the replaced member. Third Paragraph – The Fiscal Board shall adopt its own Set of Rules, which will establish procedures regarding its duties. Fourth Paragraph – Persons holding management positions (whether as director, officer, or holding any other position) in petrochemical companies that may be considered competitors may not be elected to the Fiscal Board of the Company. Article 43 The members of the Fiscal Board will receive the compensation established by the Meeting that elects them, observing the relevant terms of the law. CHAPTER X FINANCIAL YEAR, FINANCIAL STATEMENTS AND DISTRIBUTION OF PROFITS Article 44 The financial year begins on January 1 and ends on December 31 of each year. Article 45 At the end of each financial year, the Company’s financial statements will be prepared on the basis of the Company’s official accounting records, as established by law. First Paragraph - Profit sharing eventually attributable to the Company’s Officers will be deducted from the net income for the financial year, after absorption of accumulated losses and deductions for the provision for income tax pursuant to the decision of the Annual General Meeting, observing the legal limits on the same, the AGM only approving the distribution of such profit sharing after the minimum dividends established in Article 9, item “c” of these bylaws have been guaranteed to the voting shares. Second Paragraph - Of the net income verified in accordance with the Law, five per cent (5%) will be deducted for the constitution of a Legal Reserve Fund, until this reaches an amount equivalent to twenty per cent (20%) of the capital stock. Third Paragraph - Shareholders will be entitled to receive a mandatory dividend of twenty five per cent (25%) of the net income for the financial year, determined at the end of each financial year according to the terms of the law pursuant to the legal and statutory rights of the preferred shares. When the value of the preferential dividend paid to the preferred shares is equal to or greater than 25% of the net income for the financial year, calculated in accordance with Article 202 of the Brazilian Corporation Law, this will be considered to represent payment in full of the obligatory dividend. If there is any residual mandatory dividend after the payment of the preferential dividend, it will be assigned: a) in the form of a payment to the common shares of a dividend up to the limit of the preferential dividend of the preferred shares; and b) in the event of a continued residual balance, in the distribution of an additional dividend to the common and the class “A” preferred shares on an equal basis, in such a way that each voting or preferred share of that class receives the same dividend. Fourth Paragraph - The Company may, at its discretion, draw up monthly, quarterly and/or half-yearly financial statements. If there is positive net income in such statements, advance, interim or in-between dividends may be distributed in accordance with the terms of the law, by prior decision of the Board of Directors, the distribution “ad referendum” of the General Meeting being prohibited. Fifth Paragraph - The Board of Directors may also declare interim dividends using profit reserves held over from previous annual or half-yearly balance sheets. Sixth Paragraph - The Company may, at the decision of the Board of Directors, pay interest on capital to its shareholders in accordance with the terms of Article 9, Paragraph 7 of Law No. 9,249 of December 26, 1995 and relevant legislation, offsetting the amount of interest paid or credited against the value of the preferential dividend for the preferred shares and the mandatory dividend established in Article 9 and the third paragraph of Article 45 of these bylaws, respectively. Article 46 The dividends and the interest on capital considered in the Sixth Paragraph of Article 45 will not be subject to interest, and if not claimed within three (3) years of the date on which they are placed at the disposal of the shareholders, will revert to the Company. CHAPTER XI SHAREHOLDERS AGREEMENT Article 47 The Shareholders’ Agreements duly registered at the Company’s headquarters, which, among other things, establish clauses and conditions for the purchase and sale of shares issued by the Company, preemptive rights in acquiring the same, exercise of voting rights, or power of control, will be respected by the Company and by its Administration, in particular by the chairs and secretaries of the Meetings of the Executive Board, Board of Directors and General Meetings, as well as, as applicable, of the meetings of the Committees and the Fiscal Board. Sole Paragraph - The obligations and responsibilities arising from such agreements will be valid and enforceable against third parties as soon as such agreements have been registered in the Company’s books. The administrators of the Company shall ensure that these agreements are observed in accordance with the Law. CHAPTER XII ARBITRATION Article 48 The Company, its shareholders, managers, members of statutory bodies with technical or advisory functions, and the members of the fiscal board, whether effective or alternate members, undertake to resolve, by means of arbitration, before the Market Arbitration Chamber, in accordance with its rules, any dispute that may arise among them, related to or arising from their capacity as issuer, shareholders, managers, members of statutory bodies with technical or advisory functions, and members of the fiscal board, whether effective or alternate members, especially those arising from the provisions of Law No. 6,385/76, the Brazilian Corporation Law, the Company’s Bylaws, the rules issued by the National Monetary Council, the Central Bank of Brazil, and the Brazilian Securities and Exchange Commission, as well as other applicable rules governing the functioning of the capital markets in general, in addition to those contained in the Regulation, other regulations of B3 and the Level 1 Corporate Governance Participation Agreement. Sole Paragraph – Without prejudice to the validity of this arbitration clause, any request for urgent measures by the parties, prior to the constitution of the Arbitral Tribunal, shall be submitted exclusively to the Judiciary, it being certain that the forum elected for such measures is the Courts of the Capital of the State of São Paulo. CHAPTER XIII GENERAL CONSIDERATIONS Article 49 The Company shall be liquidated pursuant to the terms of the Law. Sole Paragraph - In the event of the extrajudicial liquidation of the Company, it shall be incumbent on the General Meeting to determine the manner of liquidation, appoint the liquidator and the Fiscal Board that will function during the liquidation period. * * * BRASKEM S.A. C.N.P.J. nº 42.150.391/0001-70 N.I.R.E. 29300006939 Publicly-held company ANNEX IV MANAGEMENT'S PROPOSAL TO THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A. TO BE HELD ON MAY 28, 2026 Nomination of candidates nominated by SHINE I Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada and by Petrobras to occupy positions of effective and alternate members of the Company's Board of Directors, pursuant to article 11, item I of CVM Resolution 81 7.3/7.4 - Composition and professional experience of the Board of Directors Name Management Body Effective Position Held Election Date Date of Investiture Magda Maria de Regina Chambriard Board of Directors Member of the Board of Directors (Effective) May 28, 2026 May 28, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controller? Passport number Brazilian 673.612.937-00 2 years (until AGM 2028) April 29, 2026 Yes N/A Date of birth Profession Are you part Committee Committee Committee Date of Term of the Start Date 1st of the Committee? Name Position Election Date Investiture in the Committee Committee's Term of Office Term (Committee) June 30, 1957 Civil Engineer No N/A N/A N/A N/A N/A N/A Professional Experience: Ms. Magda Maria de Regina Chambriard is a candidate for effective member by nomination of the shareholder Petróleo Brasileiro S.A. - Petrobras. Ms. Magda has been President of Petrobras since June 2024. She began her career at Petrobras in 1980, always working in the Production area, where she accumulated knowledge about all areas in production in Brazil. She was assigned to ANP to take over the advisory board of exploration and production in 2002, when she worked as an E&P business consultant in the area of new E&P business at Petrobras. At the ANP, soon after taking over the advisory, she also took over the superintendencies of Exploration and Definition of blocks, with a view to bidding rounds. She was responsible for the implementation of the ANP's Multi-Year Geology and Geophysics Plan, which resulted in the collection of essential data for the success of bids in sedimentary basins of new frontiers. She took over the ANP Board of Directors in 2008 and the General Directorship in 2012, having led the creation of the Superintendence of Safety and Environment, Superintendence of Information Technology, the work related to studies and preparation of contracts and notices, the technical studies that culminated in the first pre-salt bidding, in addition to the traditional bids under the concession regime. She was responsible for the areas of Audit, Internal Affairs, Attorney's Office, Promotion of Bids, Supply, Inspection of Fuel Distribution and Resale, Human Resources, Administrative-Financial, Government Relations, in addition to those related to the Exploration in Production segment. Ms. Magda Chambriard holds a master's degree in Chemical Engineering from COPPE/UFRJ (1989) and a Civil Engineer from UFRJ (1979), with a specialization in Reservoir Engineering and Formation Evaluation and a specialization in Oil and Gas Production, at what is now called Petrobras University. She took several courses, in addition to those related to oil and gas production, including Management Development in Production Engineering, Negotiation of Exploration and Production Contracts, Qualification in Negotiation in the Oil Industry, Risk Management, Accounting, Management, Leadership, Development for the Board of Directors. Ms. Magda Maria de Regina Chambriard declares that she is a politically exposed person, under the terms of CVM Resolution No. 50, of August 31, 2021 and that she does not hold a position in a third sector organization. Convictions: The candidate declares that she does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disqualified him from practicing any professional or commercial activity. Name Management Body Effective Position Held Election Date Date of Investiture William França da Silva Board of Directors Member of the Board of Directors (Effective) May 28, 2026 May 28, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controller? Passport number Brazilian 801.487.787-04 2 years (until AGM 2028) April 29, 2026 Yes N/A Date of birth Profession Are you part of the Committee? Committee Name Committee Position Committee Election Date Date of Investiture in the Committee Term of the Committee's Term of Office Start Date 1st Term (Committee) August 31, 1960 Lawyer and Engineer No N/A N/A N/A N/A N/A N/A Professional Experience: Mr. William França da Silva is a candidate for effective member of the Board of Directors by nomination of the shareholder Petróleo Brasileiro S.A. - Petrobras. Mr. William França currently holds the position of Chairman of the Board of Directors of Petrobras Transporte S.A. – Transpetro and Member of the Board of Directors of the Riograndense Petroleum Refinery (RPR). He began his career at Petrobras in 1988, as a process engineer at the Duque de Caxias Refinery (REDUC/RJ). He served as asset manager of the Guillermo Bell Refinery, in Bolivia, and as general manager of the RPBC/SP, REGAP/MG, RLAM/BA and REDUC/RJ refineries. He held the positions of executive manager and director at Transpetro and Transpetro Internacional. Mr. William França holds a bachelor's degree in Chemical Engineering from the Federal University of Rio de Janeiro (UFRJ) and a Bachelor of Laws degree from the State University of Rio de Janeiro (UERJ). He holds an MBA in Business Management from COPPEAD/UFRJ and a degree in Strategic Management and Value Chain from INSEAD, France. Mr. William França da Silva declares that he is a politically exposed person, under the terms of CVM Resolution No. 50, of August 31, 2021, and that he does not hold a position in a third sector organization. Convictions: The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity. Name Management Body Position held Election Date Date of Investiture Olavo Bentes David Board of Directors Member of the Board of Directors (Effective) May 28, 2026 May 28, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controller? Passport number Brazilian 223.854.441-00 2 years (until AGM 2028) November 28, 2024 Yes N/A Date of birth Profession Are you part of the Committee? Committee Name Committee Position Committee Election Date Date of Investiture in the Committee Term of the Committee's Term of Office Start Date 1st Term (Committee) April 25, 1961 Lawyer/Geologist Yes Finance and Investments Committee Member of the Committee (Effective) December 13, 2024 December 13, 2024 2 years December 13, 2024 Professional Experience: Mr. Olavo Bentes David Nuñez is a candidate for effective member of the Board of Directors, nominated by the shareholder Petróleo Brasileiro S.A. – Petrobras, besides already being an effective member and Vice-President of the Company’s Board of Directors since 11/28/2024, also nominated by the shareholder Petrobras. He began his professional career as a Geologist in 1986 at Petrobras, where he worked for more than twenty years as a Petroleum Prospecting Geophysicist in the areas of seismic data acquisition, seismic processing, and new business. Beginning in 2006, he became a member of the Federal Attorney General’s Office (AGU), serving as a Federal Attorney (admitted through public examination). He was head of the litigation coordination office at the Federal Attorney’s Office in Criciúma/SC and deputy regional attorney with the INSS in the 2nd Region (Rio de Janeiro, Minas Gerais, and Espírito Santo). Working with the National Agency of Petroleum (ANP), Mr. Olavo Bentes served as Deputy Attorney-General until early 2014, when he assumed the position of Legal Advisor of the newly created Pré-Sal Petróleo S.A. (PPSA). At PPSA, where he remained for more than eight years, he focused on the drafting and negotiation of Brazilian production sharing contracts, unitization agreements, and the Union’s oil and natural gas commercialization contracts. In April 2022, he returned to the Federal Attorney’s Office of the AGU, where he worked in oil and gas litigation, retiring from public service in September. In the same month, Mr. Olavo Bentes joined the team of lawyers at the law firm Tauil & Chequer, associated with Mayer Brown, where he held the position of Legal Counsel in the Oil and Natural Gas Law area (Corporate and Mergers & Acquisition), remaining there until June 2024, when he assumed the position of Advisor to the President of Petrobras, a position he holds to this day. Mr. Olavo Bentes holds degrees in Geology from the University of Brasília (UnB) and in Law from the Federal University of Rio Grande do Norte (UFRN). He holds a postgraduate degree in Geophysics for Petroleum Prospecting from the Petrobras Corporate University and a specialization in Oil and Natural Gas Law from PRH-36 (ANP and UFRN program). Mr. Olavo Bentes David declares that he is a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that he does not hold a position in a third-sector organization. Convictions: The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity. Name Management Body Effective Position Held Election Date Date of Investiture Fernando Sabbi Melgarejo Board of Directors Member of the Board of Directors (Effective) May 28, 2026 May 28, 2026 Nationality CPF Term of office Start of Elected by Passport 1st Term the controller? number Brazilian 533.650.110-72 2 years (until AGM 2028) April 29, 2026 Yes N/A Date of birth Profession Are you part of the Committee? Committee Name Committee Position Committee Election Date Date of Investiture in the Committee Term of the Committee's Term of Office Start Date 1st Term (Committee) February 11, 1972 Economist No N/A N/A N/A N/A N/A N/A Professional Experience: Mr. Fernando Sabbi Melgarejo is a candidate for effective member of the Board of Directors by nomination of the shareholder Petróleo Brasileiro S.A. - Petrobras. Mr. Fernando Melgarejo has more than 30 years of experience in the financial market. He is currently Chief Financial Officer of Petrobras and Chairman of the Board of Directors of the Litel Group, and holds the position of Chief Financial Officer at Petrobras. He served as Executive Manager in the Finance and Investor Relations Department of Banco do Brasil, in the area of Structuring and Financial Analysis. He was a Deliberative Member of Economus (2020 – 2022); a member of the Board of Directors of Invepar (2022-2023); member of Cielo's Financial Committee (2019 – 2022), member of Cateno's Finance Committee (2016 - 2019), Member of the Brazilian Institute of Finance Executives (2009 – 2011); Titular Deliberative Member of Cassi (2008 – 2010) where he also served as a member of the Fiscal Council, Financial Committee and Coaud. Mr. Fernando Melgarejo holds a degree in Economic Sciences from UNEB, a postgraduate degree in International Business from FGV and a master's degree in Business Economics from the Catholic University of Brasília. Mr. Fernando Sabbi Melgarejo declares that he is a politically exposed person, under the terms of CVM Resolution No. 50, of August 31, 2021, and that he does not hold a position in a third sector organization. Convictions: The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity. Name Management Body Effective Position Held Election Date Date of Investiture Paulo Roberto Britto Guimarães Board of Directors Independent Board Member (Effective) May 28, 2026 May 28, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controller? Passport number Brazilian 253.779.305-68 2 years (until AGM 2028) April 29, 2024 Yes N/A Date of birth Profession Are you part of the Committee? Committee Name Committee Position Committee Election Date Date of Investiture in the Committee Term of the Committee's Term of Office Start Date 1st Term (Committee) July 21, 1960 Chemical Engineer Yes Strategy, Communication and ESG Committee Committee Member (Effective) May 08, 2024 May 08, 2024 2 years May 08, 2024 Professional Experience: Mr. Paulo Roberto Guimarães is a candidate for independent effective member of the Board of Directors by nomination of the shareholder Petróleo Brasileiro S.A. – Petrobras, in addition to already being an effective member of the Company's Board of Directors since 04/29/2024, also by nomination of the shareholder Petróleo Brasileiro S.A. – Petrobras. He served as Superintendent of Investment Attraction and Promotion of Economic Development of the Secretariat of Industry, Commerce and Mining (SICM) from 2009 to 2014 and has served as Superintendent of Investment Attraction and Promotion of Economic Development of the Secretariat of Economic Development (SDE) of the State of Bahia since 2015, having been temporarily at the head of the Secretariat between April and May 2015, April and May 2018 and between March and May 2022, in addition to participating in several international missions of the Government of the State of Bahia, many advising or representing the Governor of the State of Bahia (2010 – 2023). Since April 2024, he has held the Presidency of Bahiainveste - Empresa Baiana de Ativos. He held the positions of Coordinator of the Chemical Engineering Course, Head of the Department of Engineering and Architecture and Coordinator of the Master's Degree in Energy at Salvador UNIFACS University, where he also served as a full professor until 2017, researcher and permanent professor of the Master's Degree in Energy, collaborating professor of the Multi-institutional Doctorate in Chemical Engineering (UFBA/UNIFACS) and professor of the Undergraduate Course in Chemical Engineering, having also held the positions of Technical Coordinator of the PMQC Fuel Quality Monitoring Program of the National Agency of Petroleum, Natural Gas and Biofuels ANP in Bahia until 2014 and head of the Council of Teaching, Research and Extension (CONSEPE) and the University Council (CONSUNI). He held the position of Chairman of the Board of Directors of Empresa Baiana de Ativos S.A. – Bahiainveste between 2017 and 2024 and as a Member of the Board of Directors of Companhia Baiana de Pesquisa Mineral CBPM, of which he was President between April and July 2023, having served as Chairman of the Fiscal Council of Empresa Baiana de Pesca Bahia Pesca from 2015 to 2023, member of the Board of Trustees of Fapesb, Foundation for Research Support of the State of Bahia and member of the Regional Council of Chemistry of Bahia, CRQ 7th Region. He has experience in the areas of Chemical Engineering and Energy, with emphasis on petroleum and petrochemicals, renewable energies, green hydrogen, energy transition, catalysis, thermodynamics, modeling and simulation, fuels, petroleum products and regulation of the petroleum industry, in which he coordinated and participated in several research and engineering projects, with funding from companies (Petrobras, Braskem, Ford etc.) and development agencies (Fapesb, ANP and MCT/CNPq/FINEP/CTPetro). Mr. Paulo Roberto Guimarães holds a degree in Chemical Engineering from the Federal University of Bahia, a master's degree in Chemical Engineering from the State University of Campinas and a PhD in Chemical Engineering from the University of Leeds, England. Mr. Paulo Roberto Guimarães declares that he is a politically exposed person, under the terms of CVM Resolution No. 50, of August 31, 2021, and that he holds a position in a third sector organization. Convictions: The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity. Name Management Body Effective Position Held Election Date Date of Investiture Walter Susini Board of Directors Member of the Board of Directors (Effective) May 28, 2026 May 28, 2026 Nationality CPF Term of office Start of Elected by Passport 1st Term the controller? number Brazilian 228.437.808-02 2 years (until AGM 2028) April 29, 2026 Yes N/A Date of birth Profession Are you part of the Committee? Committee Name Committee Position Committee Election Date Date of Investiture in the Committee Term of the Committee's Term of Office Start Date 1st Term (Committee) May 03, 1969 Marketing Professional No N/A N/A N/A N/A N/A N/A Professional Experience: Mr. Walter Susini is a candidate for effective member of the Board of Directors by nomination of SHINE I Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada. Mr. Walter Susini is a global business and transformation leader with 30 years of international experience driving growth, brand renewal and sustainable change for blue-chip companies in the Americas, Europe, Africa and Asia. Specialist in board governance, strategic marketing and development of senior leadership skills (C-level). Recognized for his work in executive education, management of large-scale marketing operations and for effectively navigating multinational environments of high cultural complexity. Since 2023 he has been a member of the Board of Directors of Velvet Care, Poland & Eastern Europe and Alicorp, Peru, as well as being a Senior Advisor to the IG4 Group and H&H Global. He is also a professor of MBA & Custom Programs at SDA Bocconi Business School, in Milan. Previously, he held positions at The Coca-Cola Company as Chief Marketing Officer (between 2019 and 2023) and Chief Marketing Officer, EMEA (between 2017 and 2019). He was CEO of McGarryBowen and President of LOV Digital between 2016 and 2017 and Vice President of Marketing and Design at Unilever London between 2011 and 2016. He was the founder and CEO of the Alexandria Group between 2007 and 2011. He was Director of Integrated Marketing Communications at The CocaCola Company, based in Mexico City, between 2002 and 2007 and Director of Strategic Planning at J. Walter Thompson, working in Italy, the United States and Brazil, between 1995 and 2002. He participated in the Executive Management Program at Harvard Business School and the International Marketing program at Georgetown University, in addition to being a graduate in International Marketing from Università Bocconi. Mr. Walter Susini declares that he is not a politically exposed person, under the terms of CVM Resolution No. 50, of August 31, 2021, and that he does not hold a position in a third sector organization. Convictions: The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity. Name Management Body Effective Position Held Election Date Date of Investiture María Letícia de Freitas Costa Board of Directors Independent Board Member (Effective) May 28, 2026 May 28, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controller? Passport number Brazilian 050.932.788-58 2 years (until AGM 2028) May 28, 2026 Yes N/A Date of birth Profession Are you part of the Committee? Committee Name Committee Position Committee Election Date Date of Investiture in the Committee Term of the Committee's Term of Office Start Date 1st Term (Committee) March 27, 1960 Engineer No N/A N/A N/A N/A N/A N/A Professional Experience: Ms. María Letícia de Freitas Costa is a candidate for independent effective member of the Board of Directors by nomination of SHINE I Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada. Ms. Maria Letícia de Freitas Costa holds a degree in Production Engineering from the Polytechnic School of the University of São Paulo and obtained her MBA from the Johnson School of Cornell University. She is currently a partner at SLP Consultoria e Treinamento Ltda. and has served as a board member at Mapfre S.A. in Spain and Brazil (a company in the insurance industry) since 2015, at DASA S.A., a company in the diagnostics industry, since 2024, where she is also a member of the audit committee, at Auren S.A., a company in the field of renewable energy, since 2024 and at Localiza S.A., a company in the car rental business, since 2009, where she is also a member of the audit committee. Ms. Costa has also been a partner at Prada Assessoria Empresarial between 2010 and 2021, a member of the board of Totvs S.A. (2017-2025) and participated in other boards in previous periods. Ms. María Letícia de Freitas Costa declares that she is not a politically exposed person, under the terms of CVM Resolution No. 50, of August 31, 2021, and that she does not hold a position in a third sector organization. Convictions: The candidate declares that she does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disqualified him from practicing any professional or commercial activity. Name Management Body Effective Position Held Election Date Date of Investiture Hélio Baptista Novaes Board of Directors Member of the Board of Directors (Effective) May 28, 2026 May 28, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controller? Passport number Brazilian 481.530.286-34 2 years (until AGM 2028) April 29, 2026 Yes N/A Date of birth Profession Are you part of the Committee? Committee Name Committee Position Committee Election Date Date of Investiture in the Committee Term of the Committee's Term of Office Start Date 1st Term (Committee) June 14, 1963 Civil Engineer No N/A N/A N/A N/A N/A N/A Professional Experience: Mr. Hélio Baptista Novaes is a candidate for effective member of the Board of Directors by nomination of SHINE I Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada. Mr. Hélio Baptista Novaes is a Managing Partner, Chief Financial Officer and Chief Commercial Officer of the IG4 Group, where he has been working for five years. He has more than ten years of experience in the banking sector (in Brazil and abroad), eighteen years as a C-Level executive in large companies and five years as a Managing Director in the areas of Restructuring, Financial Advisory and Special Situations. Throughout his career, he has been responsible for numerous debt and equity transactions, fundraising, IPOs, mergers and acquisitions, project finance, trade finance, restructuring and renegotiations, in various sectors and businesses. At IG4, Mr. Hélio Baptista Novaes leads the firm's financial functions and fundraising process, coordinating the interaction and relationship with investors, funds, family offices and banks. He is also a key figure in supporting the origination and structuring of operations (especially with banks), in the institutional representation of IG4 and in supporting the monitoring of investee companies. Prior to joining IG4, Mr. Hélio Baptista Novaes was a partner in an international consulting firm, leading Restructuring, Financial Advisory and Special Situations initiatives. Previously, he served as Chief Financial Officer (CFO) of large companies, in sectors such as commodities, mining, pulp, sugar and ethanol, real estate, petrochemicals, cosmetics and media. He has led business strategies and initiatives, in Brazil and abroad, related to fundraising, capital structure, mergers and acquisitions, operations and processes, as well as negotiations with investors, banks, law firms, auditors and advisors. Mr. Hélio Baptista Novaes played an important role in the business combination of the Brazilian petrochemical sector (through the merger of five different companies) and in the sugar-energy sector (combining the operations of two large companies). He also led growth and expansion strategies for two companies in the real estate sector. Additionally, he was responsible for the financial and administrative teams of a large cosmetics company, a metal processing company, a large pulp producer and a media conglomerate, coordinating debt and equity operations, renegotiations, acquisitions and performance improvement initiatives in these companies. Mr. Hélio Baptista Novaes holds a degree in Civil Engineering from the Federal University of Minas Gerais (UFMG), a postgraduate degree in Finance from Fundação Dom Cabral, in Brazil, and in Advanced Management from INSEAD, in France. He is fluent in Portuguese, English, Spanish and French. Mr. Hélio Baptista Novaes is also a professor of Finance at Insper. Mr. Hélio Baptista Novaes declares that he is not a politically exposed person, under the terms of CVM Resolution No. 50, of August 31, 2021, and that he does not hold a position in a third sector organization. Convictions: The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity. Name Management Body Effective Position Held Election Date Date of Investiture Octavio Cortes Pereira Lopes Board of Directors Member of the Board of Directors (Effective) May 28, 2026 May 28, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controller? Passport number Brazilian 149.224.538-06 2 years (until AGM 2028) May 28, 2026 Yes N/A Date of birth Profession Are you part of the Committee? Committee Name Committee Position Committee Election Date Date of Investiture in the Committee Term of the Committee's Term of Office Start Date 1st Term (Committee) August 27, 1971 Businessperson No N/A N/A N/A N/A N/A N/A Professional Experience: Mr. Octavio Cortes Pereira Lopes is a candidate for effective member of the Board of Directors by nomination of SHINE I Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada. Mr. Octavio Lopes served as CEO of Light, in Rio de Janeiro, between August 2022 and December 2023, and previously as CEO of Tok&Stok, in São Paulo, from September 2020 to July 2022. In the RHI Magnesita NV/Magnesita Refratários group, operating in Brazil and the United Kingdom, he served as Director of RHI Magnesita between October 2017 and December 2018, as well as interim CFO from November 2017 to September 2018. He was CEO of Magnesita International from July 2016 to September 2017 and CEO of Magnesita S.A. between May 2012 and June 2016. He is the founder of Equatorial Energia, where he served as CEO between May 2004 and June 2007 and as Chairman between April 2006 and December 2007, also accumulating the position of CEO of Cemar – Companhia Energética do Maranhão, in the same period. In the investment sector, he joined GP Investments, based in São Paulo and New York, as a member of the board of directors between June 2006 and June 2016, Managing Director from July 2007 to February 2012, Partner in Private Equity from January 2000 to April 2004 and Associate in Private Equity from July 1997 to December 1999. He began his career as an Associate at the Corporate Finance Group of ING Bank, in São Paulo, between August 1996 and July 1997, and previously as a macroeconomic research consultant at MCM Consultores Associados, from August 1991 to April 1994. He holds an MBA from the Wharton School of the University of Pennsylvania, completed between August 1994 and May 1996, and a degree in Economics from the Faculty of Economics, Administration and Accounting of the University of São Paulo (USP), held from January 1989 to May 1993. Mr. Octavio Cortes Pereira Lopes declares that he is not a politically exposed person, under the terms of CVM Resolution No. 50, of August 31, 2021, and that he does not hold a position in a third sector organization. Convictions: The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity. Name Management Body Effective Position Held Election Date Date of Investiture Luciano Galvão Coutinho Board of Directors Member of the Board of Directors (Effective) May 28, 2026 May 28, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controller? Passport number Brazilian 636.831.808-20 2 years (until AGM 2028) May 28, 2026 Yes N/A Date of birth Profession Are you part of the Committee? Committee Name Committee Position Committee Election Date Date of Investiture in the Committee Term of the Committee's Term of Office Start Date 1st Term (Committee) September 29, 1946 Economist No N/A N/A N/A N/A N/A N/A Professional Experience: Mr. Luciano Galvão Coutinho is a candidate for effective member of the Board of Directors by nomination of SHINE I Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada. Mr. Luciano Galvão Coutinho is an economist, registered with CORECONSP (2nd Region) under No. 7061. He is-a managing partner of MTempo Capital Economia e Finanças S/S and a Collaborating Professor at the Institute of Economics of the State University of Campinas (UNICAMP). Throughout his professional career, he was Secretary-General of the Ministry of Science and Technology between 1985 and 1988 and President of the National Bank for Economic and Social Development (BNDES) from 2007 to 2016. He also served as a founding partner of LCA Consultores, where he remained from 1995 to 2007. He holds a PhD and Master of Arts in Economics from Cornell University, in Ithaca, New York, United States, and a Bachelor's degree in Economics from the Faculty of Economics, Administration and Accounting of the University of São Paulo (FEAUSP). Mr. Luciano Galvão Coutinho declares that he is not a politically exposed person, under the terms of CVM Resolution No. 50, of August 31, 2021 and that he holds a position in a third sector organization. Convictions: The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity. Name Management Body Effective Position Held Election Date Date of Investiture Isabella Saboya de Albuquerque Board of Directors Independent Board Member (Effective) May 28, 2026 May 28, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controller? Passport number Brazilian 017.919.007-55 2 years (until AGM 2028) May 28, 2026 Yes N/A Date of birth Profession Are you part of the Committee? Committee Name Committee Position Committee Election Date Date of Investiture in the Term of the Committee's Term of Office Start Date 1st Term (Committee) Committee August 25, 1970 Economist No N/A N/A N/A N/A N/A N/A Professional Experience: Ms. Isabella Saboya de Albuquerque is a candidate for independent effective member of the Board of Directors by joint nomination of SHINE I Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada and Petróleo Brasileiro S.A. - Petrobras. Ms. Isabella Saboya de Albuquerque has been working for more than 30 years in the Brazilian capital markets as a managing partner, analyst, manager, regulator and for more than 10 years as an independent multi-specialist board member, supervising and deliberating on capital allocation, strategic planning, compensation, cultural transformation, risk management, auditing, crisis management, compliance, corporate governance policies and practices. Ms. Isabella Saboya de Albuquerque had an active participation in the main advances in corporate governance in Brazil: LSA reform, Novo Mercado, Stewardship Code and IBGC. She has experience in coordination and as a member of advisory committees (audit, people, compensation and transactions with related parties). She currently holds the position of Board Member of Brasilagro. She was also a member of the Board of Directors of Klabin and Vale S.A. (from 2017 to 2021), Br Malls (from 2016 to 2017), IBGC (from 2016 to 2019) and Panvel (from 2006 to 2008). She was also an executive partner in asset management at JBI and IP – Professional Investor. She was also advisor to the president of CVM (from 2000 to 2001), head of the analysis department at Banco Icatu (from 1999 to 2000) and senior analyst at Banco Icatu (from 1995 to 2000). Ms. Isabella Saboya de Albuquerque holds a Bachelor's degree in Economics from the Pontifical Catholic University of Rio de Janeiro – PUC-RJ (1993), obtained the CFA in 2000 and is a board member certified by the IBGC and the Global ESG Competent Boards. Ms. Isabella Saboya de Albuquerque declares that she is not a politically exposed person, under the terms of CVM Resolution No. 50, of August 31, 2021, and that she does not hold a position in a third sector organization. Convictions: The candidate declares that she does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disqualified him from practicing any professional or commercial activity. Name Management Body Effective Position Held Election Date Date of Investiture André da Costa Santos Board of Directors Member of the Board of Directors May 28, 2026 May 28, 2026 (Alternate) Nationality CPF Term of office Start of 1st Term Elected by the controller? Passport number Brazilian 055.108.227-59 2 years (until AGM 2028) April 29, 2026 Yes N/A Date of birth Profession Are you part of the Committee? Committee Name Committee Position Committee Election Date Date of Investiture in the Committee Term of the Committee's Term of Office Start Date 1st Term (Committee) January 03, 1982 Accountant No N/A N/A N/A N/A N/A N/A Professional Experience: Mr. André da Costa Santos is a candidate for alternate member of the Board of Directors by nomination of the shareholder Petróleo Brasileiro S.A. – Petrobras. Mr. André da Costa Santos serves as Auditor General (Global Executive Head of Internal Audit) of Petrobras, a position he has held since July 2023. Previously, he held the position of General Manager of Internal Audit at Petrobras, between November 2020 and June 2023. He holds an MBA in Management 4.0, Leadership and Innovation from the Pontifical Catholic University of Rio Grande do Sul, a postgraduate degree in Risk, Control and Auditing of Information Systems from Coimbra Business School and a bachelor's degree in Accounting Sciences from the Federal University of Rio de Janeiro (UFRJ). He holds the following professional certifications: Certified Internal Auditor (CIA) by the Institute of Internal Auditors; Scrum Fundamentals Certified (SFC); Six Sigma Yellow Belt (SSYB); registration with the Regional Accounting Council of the State of Rio de Janeiro (CRC-RJ); and Professional Certification in Anti-Corruption Compliance (CPC-A) by LEC – Legal, Ethics & Compliance.Mr. André da Costa Santos declares that he is/is a politically exposed person, under the terms of CVM Resolution No. 50, of August 31, 2021, and that he does not hold a position in a third sector organization. Convictions: The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity. Name Management Body Effective Position Held Election Date Date of Investiture Andréa Barcellos de Aragão Board of Directors Member of the Board of Directors (Alternate) May 28, 2026 May 28, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controller? Passport number Brazilian 077.130.637-73 2 years (until AGM 2028) April 29, 2026 Yes N/A Date of birth Profession Are you part of the Committee? Committee Name Committee Position Committee Election Date Date of Investiture in the Committee Term of the Committee's Term of Office Start Date 1st Term (Committee) June 29, 1978 Production Engineer No N/A N/A N/A N/A N/A N/A Professional Experience: Ms. Andréa Barcellos de Aragão is a member of the Board of Directors by appointment of the shareholder Petróleo Brasileiro S.A. – Petrobras. Since August 2024, she has been HSE Manager in the Logistics area at Petrobras. Between April 2022 and July 2024, she held the position of Sector Manager of Storage and Pipeline Transport Services at Petrobras. From March 2021 to March 2022, she was Performance and Optimization Manager at Transpetro, linked to the Pipelines and Terminals Department, in Rio de Janeiro. From December 2015 to February 2021, she held the position of Sector Manager of Operational Performance at Transpetro, also in the Pipelines and Terminals Department. Between January 2012 and November 2015, she served as Coordinator of Logistics Bases in the Terminals and Pipelines Board (DTO) of Transpetro. Finally, from October 2006 to December 2011 she worked as a Production Engineer from October 2006 to December 2011 also at Petrobras. She holds a Master's degree in Production Engineering from the Pontifical Catholic University of Rio de Janeiro (PUC-Rio), with an emphasis on Logistics, and a bachelor's degree in Production Engineering from the Fluminense Federal University (UFF). Ms. Andréa Barcellos de Aragão declares that she is not a politically exposed person, under the terms of CVM Resolution No. 50, of August 31, 2021, and that she does not hold a position in a third sector organization. Convictions: The candidate declares that she does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disqualified him from practicing any professional or commercial activity. Name Management Body Effective Position Held Election Date Date of Investiture Edmundo José Correira Aires Board of Directors Member of the Board of Directors (Alternate) May 28, 2026 May 28, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controller? Passport number Brazilian 607.165.097-68 2 years (until AGM 2028) April 29, 2026 Yes N/A Date of birth Profession Are you part of the Committee? Committee Name Committee Position Committee Election Date Date of Investiture in the Committee Term of the Committee's Term of Office Start Date 1st Term (Committee) May 23, 1958 Chemical Engineer No N/A N/A N/A N/A N/A N/A Professional Experience: Mr. Edmundo José Correira Aires is a candidate for alternate member of the Board of Directors by nomination of the shareholder Petróleo Brasileiro S.A. – Petrobras. Since July 2023, he has served as General Manager of INP/PQ. Between February 2019 and June 2023, he worked as a Petrobras Higher Level Master Professional at INP/PRGN/PART III. Between September 2018 and February 2019, he worked simultaneously at GIARGN/PILC and INP/PILC, also as a Petrobras Higher Level Master Professional. From March 2017 to August 2018, he held the position of Representative in an Affiliated/Subsidiary Company at GIARGN/PGE/CTMBBII. From April 2016 to March 2017, he served as a Senior Process Engineer at GIARGN/PILC, a position he also held from November 2015 to March 2016 in the ABCR area. Between May 2015 and October 2015, he was Manager in the ABPQ/PAPQ/PAPQI area. From May 2010 to May 2015, he worked as a Senior Process Engineer at ABPQ. Between June 2008 and May 2010, he held the position of Manager at ABPQF/PIII/GPPII, after having been Special Coordinator at PETROQUISA/PRQ from June 2006 to May 2008. Between September 2004 and May 2006, he held the position of Manager at ABPQF/PI/AEI, having previously been manager in the ABPQ/PCP/PCPII area from December 2000 to August 2004. In 2000, he served as Coordinator of Technical Studies at PETROQUISA/GEPLAN, after having worked from January 1995 to January 2000 as a Process Engineer at CENPES/SUPEN/DIPRIND/SETRAT. From May 1992 to December 1995, he worked as a Process Engineer at CENPES/SUPEN/DIPRIND/SECOM. From June 1988 to April 1992, he was Head of Area at PETROQUISA/GETEC/NAIPET, and from March 1980 to May 1988, he worked as a Chemical Engineer at PETROQUISA/GETEC/DETEC. Between May 2010 and April 2015, he was Vice President of Innovation and Technology at Braskem S.A., as Statutory Officer. From March 2017 to August 2018, he served as President of Termobahia S.A., Chief Executive Officer of Termomacaé Ltda. and Administrative Director of Baixada Santista S.A., also as Statutory Officer. Between February 2019 and June 2023, he worked at Petrobras Biocombustível S.A. as Director of Biodiesel and, from February to August 2019, also as Director of Agricultural Supply, both statutory positions. He also performed several representation activities on Boards of Directors: he was an alternate member of COPENE between 2001 and 2002; alternate member of Braskem's Board of Directors from 2002 to 2008 and full member from 2008 to 2010; full member of Fábrica Carioca de Catalisadores S.A. from 2004 to 2008; full member of Petroquímica Triunfo S.A. from 2005 to 2008, having held the Presidency of the Board; member of the Board of Directors of CNPEM from 2011 to 2015; member of the IPT Guidance Council from 2011 to 2015; and member of the Board of Directors of GUARANI S.A. from November 2015 to February 2017. He holds a Bachelor's degree in Chemical Engineering from the Federal University of Rio de Janeiro (UFRJ). Mr. Edmundo José Correira Aires declares that he is a politically exposed person, pursuant to CVM Resolution No. 50, of August 31, 2021, and that he does not hold a position in a third sector organization. Convictions: The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity. Name Management Body Effective Position Held Election Date Date of Investiture Julio Cezar Jerônimo dos Santos Board of Directors Member of the Board of Directors (Alternate) May 28, 2026 May 28, 2026 Nationality CPF Term of office Start of Elected by Passport 1st Term the controller? number Brazilian 000.410.917-10 2 years (until AGM 2028) April 29, 2026 Yes N/A Date of birth Profession Are you part of the Committee? Committee Name Committee Position Committee Election Date Date of Investiture in the Committee Term of the Committee's Term of Office Start Date 1st Term (Committee) January 30, 1969 Mechanical Engineer No N/A N/A N/A N/A N/A N/A Professional Experience: Mr. Julio Cezar Jeronimo dos Santos is an alternate member of the Board of Directors by appointment of the shareholder Petróleo Brasileiro S.A. – Petrobras. Since 2023, he has served as General Manager in Natural Gas Processing at Petrobras. Between 2021 and 2023, he served as Executive HSE Manager at Transpetro. From 2018 to 2021, he was Infrastructure Manager at Refining, after having held the position of Process Safety Manager at SMS from 2015 to 2018. From 2009 to 2015, he served as Reliability and Operational Support Manager for Gas-Chemistry and Liquefaction, in the Gas and Energy area. Between 2006 and 2009, he served as Project Coordinator, after having worked from 2001 to 2006 in the area of Planning of Scheduled Shutdowns in Refining. He began his professional life in 1989 as an Industrial Mechanics Technician at Companhia Siderúrgica Nacional (CSN) and later at FURNAS Centrais Elétricas in the Nuclear Board, currently renamed ELETRONUCLEAR, where he worked as a commissioning engineer in the secondary reactor protection system from October 1996 to January 2001. Since September 2025, he has also served as a member of ABRAMAN's Fiscal Council. He holds an MBA in Project Management (FEAUSP, 2006) and a Specialization in Maintenance Engineering (UFRJ, 1999). He holds a degree in Mechanical Engineering from CEFETRJ and an MBA in Agribusiness from ESALQ/USP (2026). Mr. Julio Cezar Jeronimo dos Santos declares that he is not a politically exposed person, under the terms of CVM Resolution No. 50, of August 31, 2021, and that he does not hold a position in a third sector organization. Convictions: The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity. Name Management Body Effective Position Held Election Date Date of Investiture Rodrigo Tiradentes Montecchiari Board of Directors Member of the Board of Directors (Alternate) May 28, 2026 May 28, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controller? Passport number Brazilian 073.285.937-92 2 years (until AGM 2028) April 19, 2022 Yes N/A Date of birth Profession Are you part of the Committee? Committee Name Committee Position Committee Election Date Date of Investiture in the Committee Term of the Committee's Term of Office Start Date 1st Term (Committee) June 21, 1976 Economist Yes Finance and Investment Committee Committee Member (Effective) May 08, 2024 May 08, 2024 2 years April 27, 2024 Professional Experience: Mr. Rodrigo Montecchiari is an alternate member of the Board of Directors by appointment of the shareholder Petróleo Brasileiro S.A. – Petrobras, in addition to being an alternate member of the Company's Board of Directors, also by nomination of the shareholder Petrobras since 04/19/2022, being reelected on 04/29/2024. Mr. Rodrigo Montecchiari has been Manager of Economic Analysis at Petrobras S.A. since April 2025, Member of the Board of Directors of Petrobras America Inc. since 04/12/2024 and Member of the Fiscal Council of Refinaria de Mucuripe S.A. since November 2020. Additionally, he was General Manager of Financial and Commercial Operations Control between December 2022 and March 2025, Chief Financial Officer (CFO) of PB-LOG between April 2017 and December 2021. He also held the position of Fiscal Council Member of Cia Petroquímica de Pernambuco from April 2013 to June 2017; Gas Company of the State of Mato Grosso do Sul from April 2013 to April 2015; Paraná Xisto S.A. from December 2020 to November 2022; Manaus S.A. Refinery from December 2020 to November 2022; Mataripe S.A. Refinery from December 2020 to November 2021; and Logum Logística S.A. from May 2018 to April 2021. He was also Corporate Finance Coordinator at Petrobras from December 2012 to March 2017, as well as Chief Financial and Administrative Officer at the following companies: Petrobras Namibia, from March 2012 to November 2012; Petrobras Angola, from March 2010 to February 2012; Petrobras Nigeria, from May 2007 to February 2010; and Coordinator of Audit and Joint Ventures at Petrobras, from 2003 to April 2007. He is an economist graduated from Universidade Federal Fluminense, holds an Executive MBA from Fundação Dom Cabral and a Master's degree in Corporate Finance from the University of Liverpool (EAD). Mr. Rodrigo Montecchiari declares that he is not a politically exposed person, under the terms of CVM Resolution No. 50, of August 31, 2021, and that he does not hold a position in a third sector organization. Convictions: The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity. 7.5 - Existence of a Marital Relationship, Stable Union or Kinship up to the 2nd Degree related to Issuer's Managers, Subsidiaries and Controlling Shareholders There are no family relationships to be disclosed. 7.6 - To inform about subordination, service provision or control relationships maintained, in the last 3 fiscal years, between the issuer's managers and: (a) a company directly or indirectly controlled by the issuer, except for those in which the issuer holds, directly or indirectly, a stake equal to or greater than 99% (ninety-nine percent) of the capital stock; (b) direct or indirect controller of the issuer; and (c) if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these persons. 2025: Administrator Name Type of Person Administrator's CPF Nationality Passport No. Magda Maria de Regina Chambriard Brazilian 673.612.937-00 Brazil N/A Position/Function in the Company Member of the Board of Directors Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal 33.000.167/0001-01 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type Chief Executive Officer and Member of the Board of Directors Subordination Controller/Supplier Administrator Name Type of Person Administrator's CPF Nationality Passport No. Magda Maria de Regina Chambriard Brazilian 673.612.937-00 Brazil N/A Position/Function in the Company Member of the Board of Directors Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. Petrobras Transporte S.A. – Transpetro Legal 02.709.449/0001-59 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type Chairman of the Board of Directors Provision of Services Supplier Administrator Name Type of Person Administrator's CPF Nationality Passport No. William França da Silva Brazilian 801.487.787-04 Brazil N/A Position/Function in the Company Member of the Board of Directors Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal 33.000.167/0001-01 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type Interim Chief Executive Officer of Industrial Processes and Products/ Interim Chief Executive Officer of Energy Transition and Sustainability Subordination Controller/Supplier Administrator Name Type of Person Administrator's CPF Nationality Passport No. William França da Silva Brazilian 801.487.787-04 Brazil N/A Position/Function in the Company Member of the Board of Directors Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. Petrobras Transporte S.A. – Transpetro Legal 02.709.449/0001-59 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type Member of the Board of Directors Provision of Services Supplier Administrator Name Type of Person Administrator's CPF Nationality Passport No. Fernando Sabbi Melgarejo Brazilian 533.650.110-72 Brazil N/A Position/Function in the Company Member of the Board of Directors Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal 33.000.167/0001-01 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type Chief Financial and Investor Relations Officer Subordination Controller/Supplier Administrator Name Type of Person Administrator's CPF Nationality Passport No. Olavo Bentes David Brazilian 223.854.441-00 Brazil N/A Position/Function in the Company Member of the Board of Directors Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal 33.000.167/0001-01 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type Presidential Advisor Subordination Controller/Supplier Administrator Name Type of Person Administrator's CPF Nationality Passport No. Hélio Baptista Novaes Brazilian 481.530.286-34 Brazil N/A Position/Function in the Company Member of the Board of Directors Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. IG4 Sol. Ltda. Legal 61.071.448/0001-90 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type Partner and Officer Subordination Controlling Shareholder’s Supplier Administrator Name Type of Person Administrator's CPF Nationality Passport No. Octavio Cortes Pereira Lopes Brazilian 149.224.538-06 Brazil N/A Position/Function in the Company Member of the Board of Directors Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. IG4 Sol. Ltda. Legal 61.071.448/0001-90 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type Indirect Partner Provision of Services Controller Supplier Administrator Name Type of Person Administrator's CPF Nationality Passport No. Rodrigo Tiradentes Montecchiari Brazilian 073.285.937-92 Brazil N/A Position/Function in the Company Alternate Member of the Board of Directors Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal 33.000.167/0001-01 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type Interim General Manager of Valuation and Backoffice/ Valuation Manager Subordination Controller/Supplier Administrator Name Type of Person Administrator's CPF Nationality Passport No. Andréa Barcellos de Aragão Brazilian 077.130.637-73 Brazil N/A Position/Function in the Company Alternate Member of the Board of Directors Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal 33.000.167/0001-01 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type HSE Manager Subordination Controller/Supplier Administrator Name Type of Person Administrator's CPF Nationality Passport No. Julio Cezar Jerônimo dos Santos Brazilian 000.410.917-10 Brazil N/A Position/Function in the Company Alternate Member of the Board of Directors Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal 33.000.167/0001-01 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type General Manager in Natural Gas Processing Subordination Controller/Supplier Administrator Name Type of Person Administrator's CPF Nationality Passport No. Edmundo José Correia Aires Brazilian 607.165.097-68 Brazil N/A Position/Function in the Company Alternate Member of the Board of Directors Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal 33.000.167/0001-01 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type General Manager Subordination Controller/Supplier 2024: Administrator Name Type of Person Administrator's CPF Nationality Passport No. Magda Maria de Regina Chambriard Brazilian 673.612.937-00 Brazil N/A Position/Function in the Company Member of the Board of Directors Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal 33.000.167/0001-01 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type Chief Executive Officer and Member of the Board of Directors Subordination Controller/Supplier Administrator Name Type of Person Administrator's CPF Nationality Passport No. Magda Maria de Regina Chambriard Brazilian 673.612.937-00 Brazil N/A Position/Function in the Company Member of the Board of Directors Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. Petrobras Transporte S.A. – Transpetro Legal 02.709.449/0001-59 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type Chairman of the Board of Directors Provision of Services Supplier Administrator Name Type of Person Administrator's CPF Nationality Passport No. William França da Silva Brazilian 801.487.787-04 Brazil N/A Position/Function in the Company Member of the Board of Directors Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal 33.000.167/0001-01 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type Executive Director of Industrial Processes and Products Subordination Controller/Supplier Administrator Name Type of Person Administrator's CPF Nationality Passport No. Fernando Sabbi Melgarejo Brazilian 533.650.110-72 Brazil N/A Position/Function in the Company Member of the Board of Directors Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal 33.000.167/0001-01 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type Chief Financial and Investor Relations Officer Subordination Controller/Supplier Administrator Name Type of Person Administrator's CPF Nationality Passport No. Olavo Bentes David Brazilian 223.854.441-00 Brazil N/A Position/Function in the Company Member of the Board of Directors Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal 33.000.167/0001-01 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type Presidential Advisor Subordination Controller/Supplier Administrator Name Type of Person Administrator's CPF Nationality Passport No. Hélio Baptista Novaes Brazilian 481.530.286-34 Brazil N/A Position/Function in the Company Member of the Board of Directors Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. IG4 Capital Investimentos Ltda. Legal 26.264.881/0001-41 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type Partner and Officer Subordination Affiliate of the Controller’s Supplier Administrator Name Type of Person Administrator's CPF Nationality Passport No. Rodrigo Tiradentes Montecchiari Brazilian 073.285.937-92 Brazil N/A Position/Function in the Company Alternate Member of the Board of Directors Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal 33.000.167/0001-01 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type Business Operations Control Manager Subordination Controller/Supplier Administrator Name Type of Person Administrator's CPF Nationality Passport No. Julio Cezar Jerônimo dos Santos Brazilian 000.410.917-10 Brazil N/A Position/Function in the Company Alternate Member of the Board of Directors Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal 33.000.167/0001-01 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type General Manager in Natural Gas Processing Subordination Controller/Supplier Administrator Name Type of Person Administrator's CPF Nationality Passport No. Edmundo José Correia Aires Brazilian 607.165.097-68 Brazil N/A Position/Function in the Company Alternate Member of the Board of Directors Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal 33.000.167/0001-01 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type General Manager Subordination Controller/Supplier 2023: Administrator Name Type of Person Administrator's CPF Nationality Passport No. William França da Silva Brazilian 801.487.787-04 Brazil N/A Position/Function in the Company Member of the Board of Directors Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal 33.000.167/0001-01 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type Executive Director of Refining and Natural Gas Subordination Controller/Supplier Administrator Name Type of Person Administrator's CPF Nationality Passport No. Hélio Baptista Novaes Brazilian 481.530.286-34 Brazil N/A Position/Function in the Company Member of the Board of Directors Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. IG4 Capital Investimentos Ltda. Legal 26.264.881/0001-41 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type Partner Subordination Affiliate of the Controller’s Supplier Administrator Name Type of Person Administrator's CPF Nationality Passport No. Andréa Barcellos de Aragão Brazilian 077.130.637-73 Brazil N/A Position/Function in the Company Alternate Member of the Board of Directors Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal 33.000.167/0001-01 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type Sector Manager of Serv. of Storage and Pipeline Transport Subordination Controller/Supplier Administrator Name Type of Person Administrator's CPF Nationality Passport No. Rodrigo Tiradentes Montecchiari Brazilian 073.285.937-92 Brazil N/A Position/Function in the Company Alternate Member of the Board of Directors Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal 33.000.167/0001-01 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type Business Operations Control Manager Subordination Controller/Supplier Administrator Name Type of Person Administrator's CPF Nationality Passport No. Edmundo José Correia Aires Brazilian 607.165.097-68 Brazil N/A Position/Function in the Company Alternate Member of the Board of Directors Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal 33.000.167/0001-01 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type General Manager Subordination Controller/Supplier Administrator Name Type of Person Administrator's CPF Nationality Passport No. Julio Cezar Jerônimo dos Santos Brazilian 000.410.917-10 Brazil N/A Position/Function in the Company Alternate Member of the Board of Directors Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal 33.000.167/0001-01 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type General Manager in Natural Gas Processing Subordination Controller/Supplier BRASKEM S.A. C.N.P.J. nº 42.150.391/0001-70 N.I.R.E. 29300006939 Publicly-held company ANNEX V MANAGEMENT'S PROPOSAL TO THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A. TO BE HELD ON MAY 28, 2026 Nomination of candidates nominated by Shine I Fundo de Investimento em Participações Multiestratégia Participações Limitada to occupy positions of effective and alternate members of the Company's Fiscal Council, pursuant to article 11, item I of CVM Resolution 81 7.3/7.4 - Composition and professional experience of the Supervisory Board Name Management Body Effective Position Held Election Date Date of Investiture Ivan Apsan Frediani Fiscal Council Fiscal Council Member (Effective) May 28, 2026 May 28, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controller? Passport number Brazilian 668.566.475-49 1 year (until AGM 2027) May 28, 2026 Yes N/A Date of birth Profession Are you part Committee Committee Committee Date of Term of the Start Date 1st of the Committee? Name Position Election Date Investiture in the Committee Committee's Term of Office Term (Committee) January 03, 1979 Lawyer No N/A N/A N/A N/A N/A N/A Professional Experience: Mr. Ivan Apsan Frediani is a member of the Fiscal Council by appointment of Shine I Fundo de Investimento em Participações MultiEstratégia Responsabilidade Limitada. Mr. Ivan Apsan Frediani holds a Master's degree in Environmental Law from University College London, a specialization in Economic and Competition Law from FGV and a Bachelor's degree in Law from UFBA. Mr. Ivan Apsan Frediani is General Counsel and Chief Compliance Officer of IG4 Group. Mr. Ivan Apsan Frediani declares that he is not a politically exposed person, under the terms of CVM Resolution No. 50, of August 31, 2021, and that he does not hold a position in a third sector organization. Convictions: The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity. Name Management Body Effective Position Held Election Date Date of Investiture Vinicius Silveira Cunha Fiscal Council Fiscal Council Member (Effective) May 28, 2026 May 28, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controller? Passport number Brazilian 087.232.176-26 1 year (until AGM 2027) May 28, 2026 Yes N/A Date of birth Profession Are you part Committee Committee Committee Date of Term of the Start Date 1st of the Committee? Name Position Election Date Investiture in the Committee Committee's Term of Office Term (Committee) December 31, 1992 Administrator No N/A N/A N/A N/A N/A N/A Professional Experience: Mr. Vinicius Silveira Cunha is a member of the Fiscal Council by appointment of Shine I Fundo de Investimento em Participações MultiEstratégia Responsabilidade Limitada. Mr. Vinicius Silveira Cunha holds a bachelor's degree in Mechanical Engineering from the Federal University of Viçosa, having graduated from the Royal Melbourne Institute of Technology (RMIT University). He holds a postgraduate degree from Insper's Advanced Finance Program. He currently serves as Managing Director at IG4 Group, where he is responsible for the investment team, leading the origination, structuring and management of investments in different infrastructure sectors. In this role, he also acts as a Portfolio Administrator before the Brazilian Securities and Exchange Commission (CVM) and ANBIMA, holding the ANBIMA manager certification. Throughout his professional career, he has accumulated relevant experience in corporate governance, serving on boards of directors and advisory committees. He is a member of the Board of Directors of OPY Healthcare, a company in the social infrastructure sector, and Two Square Transmission, active in the power transmission sector. Additionally, he is a member of the Risk, Compliance and Audit Committee of CLI – Corredor Logística e Infraestrutura, a company in the port logistics sector, contributing to the strengthening of risk management practices, internal controls and regulatory compliance. Mr. Vinícius Silveira Cunha has consolidated experience in investments, asset restructuring and governance, with an emphasis on long-term value creation, capital discipline and best compliance practices. Mr. Vinicius Silveira Cunha declares that he is not a politically exposed person, under the terms of CVM Resolution No. 50, of August 31, 2021, and that he does not hold a position in a third sector organization. Convictions: The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity. Name Management Body Effective Position Held Election Date Date of Investiture Felipe Rath Fingerl Fiscal Council Member of the Fiscal Council (Alternate) May 28, 2026 May 28, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controller? Passport number Brazilian 109.628.207-09 1 year (until AGM 2027) May 28, 2026 Yes N/A Date of birth Profession Are you part of the Committee? Committee Name Committee Position Committee Election Date Date of Investiture in the Committee Term of the Committee's Term of Office Start Date 1st Term (Committee) July 31, 1985 Economist No N/A N/A N/A N/A N/A N/A Professional Experience: Mr. Felipe Rath Fingerl is an alternate member of the Fiscal Council by appointment of Shine I Fundo de Investimento em Participações MultiEstratégia Responsabilidade Limitada. Mr. Felipe Rath Fingerl holds a bachelor's degree in Economic Sciences from PUC-Rio. He has been a partner at IG4 Group since 2016, having been for six years Chief Financial and R.I. Director of Iguá Saneamento, between 2018 and 2024. Prior to that, he worked at RK Partners in the investment team, GP Investimentos in the infrastructure area, JP Morgan in the ECM team and Banco Modal in the Investment Banking area. Mr. Felipe Rath Fingerl declares that he is not a politically exposed person, pursuant to CVM Resolution No. 50, of August 31, 2021, and that he does not hold a position in a third sector organization. Convictions: The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity. Name Management Body Effective Position Held Election Date Date of Investiture Gabriel Jordão Battisti Fiscal Council Member of the Fiscal Council (Alternate) May 28, 2026 May 28, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controller? Passport number Brazilian 327.804.088-04 1 year (until AGM 2027) May 28, 2026 Yes N/A Date of birth Profession Are you part of the Committee? Committee Name Committee Position Committee Election Date Date of Investiture in the Committee Term of the Committee's Term of Office Start Date 1st Term (Committee) February 17, 1995 Lawyer No N/A N/A N/A N/A N/A N/A Professional Experience: Mr. Gabriel Jordão Battisti is an alternate member of the Fiscal Council by appointment of Shine I Fundo de Investimento em Participações MultiEstratégia Responsabilidade Limitada. Mr. Gabriel Jordão Battisti holds a bachelor's degree in Law from Mackenzie Presbyterian University (São Paulo). Mr. Gabriel Battisti is Legal and Compliance Manager at IG4 Group, where he focuses on M&A, private equity and investment funds, leading complex transactions, regulatory and compliance matters. He has previous experience in law firms. Mr. Gabriel Jordão Battisti declares that he is not a politically exposed person, under the terms of CVM Resolution No. 50, of August 31, 2021, and that he does not hold a position in a third sector organization. Convictions: The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity. 7.5 - Existence of a Marital Relationship, Stable Union or Kinship up to the 2nd Degree related to Issuer's Managers, Subsidiaries and Controlling Shareholders There are no family relationships to be disclosed. 7.6 - To inform about subordination, service provision or control relationships maintained, in the last 3 fiscal years, between the issuer's managers and: (a) a company directly or indirectly controlled by the issuer, except for those in which the issuer holds, directly or indirectly, a stake equal to or greater than 99% (ninety-nine percent) of the capital stock; (b) direct or indirect controller of the issuer; and (c) if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these persons. 2025: Administrator Name Type of Person Administrator's CPF Nationality Passport No. Ivan Apsan Frediani Brazilian 668.566.475-49 Brazil N/A Position/Function in the Company Member of the Fiscal Council Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. IG4 Sol. Ltda. Legal 61.071.448/0001-90 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type Partner and Officer Subordination Controller Supplier Administrator Name Type of Person Administrator's CPF Nationality Passport No. Vinicius Silveira Cunha Brazilian 087.232.176-26 Brazil N/A Position/Function in the Company Member of the Fiscal Council Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. IG4 Sol. Ltda. Legal 61.071.448/0001-90 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type Partner and Officer Subordination Controller Supplier Administrator Name Type of Person Administrator's CPF Nationality Passport No. Gabriel Jordão Battisti Brazilian 327.804.088-04 Brazil N/A Position/Function in the Company Alternate Member of the Fiscal Council Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. IG4 Sol. Ltda. Legal 61.071.448/0001-90 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type Partner Subordination Controller Supplier Administrator Name Type of Person Administrator's CPF Nationality Passport No. Felipe Rath Fingerl Brazilian 109.628.207-09 Brazil N/A Position/Function in the Company Alternate Member of the Fiscal Council Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. IG4 Sol. Ltda. Legal 61.071.448/0001-90 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type Indirect Partner Subordination Controller Supplier 2024: Administrator Name Type of Person Administrator's CPF Nationality Passport No. Ivan Apsan Frediani Brazilian 668.566.475-49 Brazil N/A Position/Function in the Company Member of the Fiscal Council Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. IG4 Capital Investimentos Ltda. Legal 26.264.881/0001-41 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type Partner Subordination Affiliate of the Controller’s Supplier Administrator Name Type of Person Administrator's CPF Nationality Passport No. Vinicius Silveira Cunha Brazilian 087.232.176-26 Brazil N/A Position/Function in the Company Member of the Fiscal Council Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. IG4 Capital Investimentos Ltda. Legal 26.264.881/0001-41 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type Partner and Officer Subordination Affiliate of the Controller’s Supplier Administrator Name Type of Person Administrator's CPF Nationality Passport No. Felipe Rath Fingerl Brazilian 109.628.207-09 Brazil N/A Position/Function in the Company Alternate Member of the Fiscal Council Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. IG4 Capital Investimentos Ltda. Legal 26.264.881/0001-41 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type Partner and Officer Subordination Affiliate of the Controller’s Supplier Administrator Name Type of Person Administrator's CPF Nationality Passport No. Gabriel Jordão Battisti Brazilian 327.804.088-04 Brazil N/A Position/Function in the Company Alternate Member of the Fiscal Council Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. IG4 Capital Investimentos Ltda. Legal 26.264.881/0001-41 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type Partner Subordination Affiliate of the Controller’s Supplier 2023: Administrator Name Type of Person Administrator's CPF Nationality Passport No. Vinicius Silveira Cunha Brazilian 087.232.176-26 Brazil N/A Position/Function in the Company Member of the Fiscal Council Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. IG4 Capital Investimentos Ltda. Legal 26.264.881/0001-41 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type Partner Subordination Affiliate of the Controller’s Supplier Administrator Name Type of Person Administrator's CPF Nationality Passport No. Felipe Rath Fingerl Brazilian 109.628.207-09 Brazil N/A Position/Function in the Company Alternate Member of the Fiscal Council Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. IG4 Capital Investimentos Ltda. Legal 26.264.881/0001-41 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type Partner and Officer Subordination Affiliate of the Controller’s Supplier Administrator Name Type of Person Administrator's CPF Nationality Passport No. Gabriel Jordão Battisti Brazilian 327.804.088-04 Brazil N/A Position/Function in the Company Alternate Member of the Fiscal Council Related Person Person's Type CPF/CNPJ of the Related Person Nationality Passport No. IG4 Capital Investimentos Ltda. Legal 26.264.881/0001-41 Brazil N/A Position/Function in the Related Person Type of Relationship with the Person Related Person Type Partner Subordination Affiliate of the Controller’s Supplier

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.